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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 22, 2007

Gallaher Group Plc

(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82

Recommended Cash Offer by

JTI (UK) Management Ltd
(a wholly-owned subsidiary of Japan Tobacco Inc.)

for

Gallaher Group Plc

to be implemented
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

TO VOTE ON THE PROPOSALS IF YOU ARE A HOLDER
OF ORDINARY SHARES

Whether or not you plan to attend the Meetings:

1.
Complete and return the BLUE Form of Proxy in respect of the Court Meeting, to be received by no later than 10:00 a.m. on Wednesday 7 March 2007 or, alternatively, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting.

2.
Complete and return the WHITE Form of Proxy in respect of the EGM, to be received by no later than 10:15 a.m. on Wednesday 7 March 2007. Unlike the BLUE form of proxy, this form may not be handed in after 10:15 a.m. on Wednesday 7 March 2007.

3.
Alternatively, certain shareholders may submit their proxies electronically by following the instructions set out on page 7 of this document.

If you require assistance, please telephone Capita Registrars on 0870 162 3121 (from within the UK) or +44 20 8639 2157 (from outside the UK) between 9:00 a.m. and 5:00 p.m. Monday to Friday (except UK public holidays).

The completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF GALLAHER SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

This page should be read in conjunction with ACTION TO BE TAKEN on page 7 of this document and the rest of this document.

If you are a holder of ADSs, please see the information on page 109 of this document.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART TWO OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Gallaher Shares or Gallaher ADSs, please send this document together with the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or transferred part of your holding of Gallaher Shares or Gallaher ADSs, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected before forwarding anything to the purchaser or transferee.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended Cash Offer by

JTI (UK) Management Ltd

(a wholly-owned subsidiary of Japan Tobacco Inc.)

for

Gallaher Group Plc

to be implemented
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of Gallaher in Part One of this document, which contains the unanimous recommendation of the Gallaher Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting. A letter from Dresdner Kleinwort and Greenhill explaining the Scheme appears in Part Two of this document.

Notices of a Court Meeting and an Extraordinary General Meeting of Gallaher, both of which will be held at Salters' Hall, 4 Fore Street, London EC2Y 5DE on 9 March 2007, are set out in Parts Ten and Eleven of this document. The Court Meeting will start at 10:00 a.m. on that date and the EGM at 10:15 a.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).

The action to be taken by Gallaher Shareholders in respect of the Meetings is set out on page 7 of this document and the action to be taken by Gallaher ADS Holders is set out on page 109 of this document. Gallaher Shareholders will find enclosed with this document a blue Form of Proxy for use in connection with the Court Meeting and a white Form of Proxy for use in connection with the EGM. Whether or not you intend to attend the Meetings in person, please complete and sign both of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to Gallaher's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible and, in any event, so as to be received at least 48 hours before the Court Meeting and/or the EGM (as the case may be). You may also appoint a proxy electronically by following the instructions set out in notes 6 and 7 of the EGM notice contained in Parts Ten and Eleven of this document. Forms of Proxy returned by fax will not be accepted.

If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of that Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time noted above, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled.

If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy, please call the Gallaher Shareholder helpline between 9:00 a.m. and 5:00 p.m. Monday to Friday (except UK public holidays) on 0870 162 3121 (from within the UK) or +44 20 8639 2157 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and that the helpline cannot provide legal, tax or financial advice or advice on the merits of the Offer.

Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the contents of this document and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this document or any matters referred to herein.

Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the contents of this document and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this document or any matters referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any matters referred to herein.

Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI (UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this document.

IMPORTANT NOTICE

This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules relating to circulars and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Gallaher or the Gallaher Group, or of JT, JTI (UK) or the JT Group, except where otherwise stated.

NOTICE TO US INVESTORS IN GALLAHER

The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK or Japan and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If JTI (UK) exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with applicable US laws and regulations.

Gallaher and JTI (UK) are each organised under the laws of England. All of the officers and directors of Gallaher and JTI (UK) are residents of countries other than the United States, and most of the assets of Gallaher and JTI (UK) are located outside of the United States. You may not be able to sue Gallaher and JTI (UK) in a non-US court for violations of US securities laws. It may be difficult to compel Gallaher, JTI (UK) and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States.

Gallaher is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by Gallaher with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com. Following the Effective Date, the Gallaher ADSs will be delisted from the New York Stock Exchange and the Gallaher ADSs and the underlying Gallaher Shares will be deregistered with the SEC. Gallaher's SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and Gallaher's SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" under United States securities laws. These statements are based on the current expectations of the management of Gallaher and JT (as applicable) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on JT of the Acquisition, the expected timing and scope of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this document other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. Although Gallaher and JT believe that the expectations reflected in such forward-looking statements are reasonable, Gallaher and JT can give no assurance that such expectations will prove to have been correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer and JT's ability to successfully integrate the operations and employees of Gallaher, as well as additional factors, such as: health concerns relating to the use of tobacco products; local and global political and economic conditions; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline); legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions; the uncertainties of litigation; JT's ability to further diversify its business beyond the tobacco industry; JT's ability to successfully expand internationally and manage growth; the impact of any acquisitions or similar transactions; competitive product and pricing pressures and declining demand for tobacco products; production or distribution disruptions and changes in the supply and cost of tobacco and non-tobacco materials used in the manufacture of tobacco products; increasing dependence on sales in emerging markets; and non-payment of receivables by distributors. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Gallaher nor JT undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Gallaher, all "dealings" in any "relevant securities" of Gallaher (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3:30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if JTI (UK) elects to effect the Offer by way of a takeover offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Gallaher, they will be deemed to be a single person for the purposes of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Gallaher by JT or Gallaher, or by any of their respective "associates", must be disclosed by no later than 12:00 noon (London time) on the Business Day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Publication of Gallaher's preliminary results for the year ended 31 December 2006	2 March 2007
Latest time for lodging Forms of Proxy for:
Court Meeting (blue form)	10:00 a.m. on Wednesday 7 March 2007	(1)(2)
EGM (white form)	10:15 a.m. on Wednesday 7 March 2007	(1)
Voting Record Time	6:00 p.m. on Wednesday 7 March 2007
Court Meeting	10:00 a.m. on Friday 9 March 2007
EGM	10:15 a.m. on Friday 9 March 2007	(3)
The following dates are indicative only and are subject to change
Hearing and Order Date	Tuesday 17 April 2007
Last day of dealings in, and for registration of transfers of, Gallaher Shares	Tuesday 17 April 2007
Dealings in Gallaher Shares suspended	5:00 p.m. on Tuesday 17 April 2007
Scheme Record Time	6:00 p.m. on Tuesday 17 April 2007
Filing of the Court Order sanctioning the Scheme	Wednesday 18 April 2007
Effective Date of the Scheme	Wednesday 18 April 2007
Cancellation of listing of Gallaher Shares	8:00 a.m. on Wednesday 18 April 2007
Latest date for dispatch of cheques or settlement through CREST in respect of cash consideration due under the Scheme(4)	within 14 days after the Effective Date

(1)
Please see "Action to be taken" on page 7.

(2)
Alternatively, blue Forms of Proxy (but NOT white Forms of Proxy) may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Friday 9 March 2007 and will still be valid.

(3)
To commence at 10:15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(4)
The Depositary will convert the consideration to which Gallaher ADS Holders are entitled into US dollars. Gallaher ADS Holders will receive the consideration to which they are entitled under the Offer from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their Gallaher ADSs.

Unless otherwise stated, all references in this document to times are to London time.

The Court Meeting and the EGM will both be held at Salters' Hall, 4 Fore Street, London EC2Y 5DE on 9 March 2007.

Holders of Gallaher ADSs should see "Key Dates for Gallaher ADS Holders" on page 109 of this document.

ACTION TO BE TAKEN

Detailed instructions on the action to be taken are set out in paragraph 18 of Part Two of this document and are summarised below.

Voting at the Court Meeting and the Extraordinary General Meeting

The Scheme will require approval at a meeting of Scheme Shareholders convened by order of the Court to be held at 10:00 a.m. at Salters' Hall, 4 Fore Street, London EC2Y 5DE on 9 March 2007. Implementation of the Scheme will also require the approval of Gallaher Shareholders at the EGM to be held at the same place at 10:15 a.m. on 9 March 2007 (or as soon thereafter as the Court Meeting is concluded or adjourned).

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Gallaher Shareholder opinion. Whether or not you plan to attend the Meetings in person, you are strongly encouraged to sign and return your Forms of Proxy, or to appoint a proxy electronically, as referred to below, as soon as possible and in any event so as to be received by Gallaher's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by the following times and dates:

blue Forms of Proxy for the Court Meeting	10:00 a.m. on Wednesday 7 March 2007
white Forms of Proxy for the EGM	10:15 a.m. on Wednesday 7 March 2007

(or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).

Both Forms of Proxy are pre-printed with a reply paid address on the reverse (for postage from within the UK). Alternatively, proxy appointments and instructions may be registered electronically via the "share portal" service by logging on to Gallaher's Registrars' website (www.capitaregistrars.com) where full details of the procedure are given. If you hold your Gallaher Shares in uncertificated form (i.e. in CREST), you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of the EGM set out at the end of Part Eleven of this document). Proxies submitted via CREST (under CREST participant ID RA10) must be received by the Registrars not later than 10:00 a.m. on Wednesday 7 March 2007 in the case of the Court Meeting and by 10:15 a.m. on Wednesday 7 March 2007 in the case of the EGM (or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).

The completion and return of a Form of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so.

Alternatively, blue Forms of Proxy for the Court Meeting (but NOT white Forms of Proxy for the EGM) may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Friday 9 March 2007 and will still be valid.

If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy, please call the Gallaher Shareholder helpline between 9:00 a.m. and 5:00 p.m. Monday to Friday (except UK public holidays) on 0870 162 3121 (from within the UK) or +44 20 8639 2157 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and that the helpline cannot provide legal, tax or financial advice or advice on the merits of the Offer.

Gallaher ADS Holders

Holders of Gallaher ADSs should, in particular, read Part Five of this document, which contains voting and other important information which is relevant to them, and Part Six, which contains a description of certain US federal income tax consequences of the Scheme.

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PART ONE:    LETTER FROM THE CHAIRMAN OF GALLAHER

Registered office:
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU

(Registered in England and Wales with Number 3299793)

19 January 2007

To the holders of Gallaher Shares, the holders of Gallaher ADSs and, for information only, to holders of options or awards under the Gallaher Share Schemes

Dear Shareholder

RECOMMENDED CASH OFFER BY JTI (UK) FOR GALLAHER

1.     Introduction

On 15 December 2006, the boards of Gallaher and JT announced that they had reached agreement on the terms of a recommended cash offer by JTI (UK) (a wholly-owned subsidiary of JT which was formed specifically for the purpose of making the Offer) for the entire issued and to be issued share capital of Gallaher. The Offer is to be implemented by means of a Court-approved scheme of arrangement under section 425 of the Companies Act.

I am writing to you today, on behalf of your Board, to set out the full terms of, and the background to, the Offer, to explain the reasons for our unanimous recommendation of the Offer and to seek your support and approval for the resolutions required to implement it.

In order to approve the terms of the Offer, Gallaher Shareholders need to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, both of which will be held on Friday 9 March 2007. Details of the actions you should take and the recommendation of the Gallaher Directors are set out respectively in paragraphs 9 and 13 of this letter.

2.     Summary of the terms of the Offer and the Scheme

The Offer is being implemented by way of the Scheme, full details of which are set out in the Explanatory Statement in Part Two of this document and in Part Eight of this document.

Under the terms of the Offer, Scheme Shareholders on the register of members of Gallaher at the Scheme Record Time will receive:

            for each Scheme Share                                                 1,140 pence in cash

Gallaher ADS Holders will receive consideration paid under the Offer in respect of the Gallaher Shares underlying their Gallaher ADSs in US dollars from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their ADSs. As each Gallaher ADS represents four Gallaher Shares, this will result in:

            for each Gallaher ADS                                                 4,560 pence in cash

The Offer values Gallaher's existing ordinary issued share capital at approximately £7.5 billion ($14.7 billion).

The consideration for the Offer represents a premium of approximately:

•
27.1 per cent. to the average closing middle market price of 897 pence per Gallaher Share for the three months prior to 6 December 2006, being the Business Day on which Gallaher made an announcement after the close of trading in London that it was in discussions regarding a potential offer for the company; and

•
16.4 per cent. to the closing middle market price of 979 pence per Gallaher Share on the same date.

3.     Scheme becoming effective

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted at the Court Meeting or the EGM. Applications will be made to the UK Listing Authority for the listing of Gallaher Shares to be cancelled and to the London Stock Exchange for the Gallaher Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities and to the New York Stock Exchange for the Gallaher ADSs to cease to be listed. It is expected that such cancellation will take place on the Effective Date.

Cheques in respect of the cash consideration (or the cash consideration settled through CREST, as the case may be) will be dispatched by Capita Registrars on behalf of JTI (UK) to Scheme Shareholders at their risk within 14 days after the Effective Date. Gallaher ADS Holders will receive the consideration to which they are entitled under the Offer from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their Gallaher ADSs.

4.     Gallaher ADSs

Holders of Gallaher ADSs will be given the opportunity to instruct the Depositary how to vote the Gallaher Shares underlying their Gallaher ADSs. Part Five of this document contains important information which is relevant to holders of Gallaher ADSs and Part Six contains a description of certain US federal income tax consequences of the Scheme.

5.     Background to and reasons for recommending the Offer

Gallaher has built an important position in the global tobacco market, with particular strengths in a number of countries. Gallaher has invested its profits from four core markets – Austria, Sweden, Republic of Ireland and the UK – to fund expansion across Europe, the CIS, Africa and Asia Pacific. When Gallaher listed as a publicly quoted company in 1997, the significant majority of the company's profits originated from the UK and Republic of Ireland. Since then, the implementation of its growth strategy has enabled Gallaher successfully to expand its operations, demonstrated by the fact that it sold products in some 80 countries during the first half of 2006.

This growth strategy delivered a Total Shareholder Return of 507 per cent. from the date of Gallaher's demerger from American Brands (30 May 1997) to 6 December 2006 (being the Business Day on which Gallaher made an announcement after the close of trading in London that it was in discussions regarding a potential offer for the company). The Gallaher Board believes that Gallaher's business will be better able to compete in the highly competitive global tobacco market as part of a significantly larger entity with increased scale, an enhanced portfolio of brands and efficiency benefits.

In considering the terms of the Offer, and in addition to the points above, the Board has taken into account a number of factors, including:

•
the Offer represents an opportunity for shareholders to realise their investment in Gallaher for cash at an attractive value;

•
the terms of the Acquisition represent a premium of approximately 27.1 per cent. to the average closing middle market price of 897 pence per Gallaher Share for the three months prior to 6 December 2006, being the Business Day on which Gallaher made an announcement after the close of trading in London that it was in discussions regarding a potential offer for the company;

•
the enterprise value of Gallaher which is implied by the Offer represents a multiple of approximately 13.0x EBITDA (excluding exceptional items) for the year ended 31 December 2005;

•
the consideration payable under the Offer represents a multiple of approximately 18.1x Gallaher's earnings per share before exceptional items and amortisation for the year ended 31 December 2005; and

•
JT's strategic plans for Gallaher, which are set out in paragraph 6 below, and the information set out in paragraph 8 below.

6.     Background to and reasons for the Offer and JT's intentions regarding the business of Gallaher

Since the acquisition of RJR International, the JT Group has been actively developing its international operations and delivering on its strategy to become a leading global tobacco business with a strong portfolio of brands, including its Global Flagship Brands.

Through this strategy, JT has successfully developed an attractive portfolio of brands, deployed its brand portfolio across core international markets and significantly improved its operational cost base. However, JT's management has concluded that increased scale and market penetration will accelerate the implementation of JT's strategy and enhance its position further as a leading global tobacco business.

Gallaher will strengthen the JT Group's position as the world's third largest global cigarette manufacturer, allowing the JT Group to become a more balanced global tobacco group, with a combined annual volume of approximately 600 billion sticks, and provide JT with the benefits associated with a stronger position in various national markets in Europe and the CIS region.

JT and Gallaher have complementary geographic profiles. Gallaher's cigarette division holds either a number one or number two market position in the United Kingdom, Austria, Kazakhstan, the Republic of Ireland and Sweden and attractive market positions in Russia and Ukraine. Given JT's strong market positions in Japan, Taiwan, Malaysia, the CIS region, Spain, France, Italy, the Netherlands and Iran, the acquisition of Gallaher will create a geographically balanced international group with enhanced growth opportunities.

The combination of Gallaher's portfolio of strategically important cigarette brands, Benson & Hedges, LD, Mayfair, Memphis, Ronson, Silk Cut, Sobranie and Sovereign, with JT's Global Flagship Brands, will give JT a competitive and balanced portfolio across a number of markets and price segments.

Gallaher will provide JT with greater Virginia blend capabilities and other tobacco products, including Gallaher's strategic brands, Hamlet (cigar) and Old Holborn (handrolling tobacco), as well as Gallaher's snus brands, including Gustavus, LD and Level.

JT believes that the acquisition of Gallaher will provide it with an attractive combination of high-margin mature markets and growing emerging markets. By integrating the JT and Gallaher businesses, JT expects good opportunities for additional revenues and cost savings.

Following the Acquisition, JT intends to continue actively developing its international operations by integrating Gallaher's businesses with those of JT International. JT's strategy is to focus on achieving revenue growth and enhanced profitability from the complementary geographic profiles, strong combined brand portfolio, further focused investments in the combined businesses and cost savings from the integration process. The necessary integration and operational measures will be determined as part of JT's ongoing integration and strategic review. JT currently intends to focus on strengthening the Enlarged Group's position in a number of markets.

JT has confirmed to Gallaher its present intention to maintain the Gallaher corporate brand name and the corporate brand names "Austria Tabak" and "Liggett-Ducat".

7.     Offer financing and financial effects on JT

JTI (UK) intends to fund the cash consideration payable under the Offer using a combination of JT's existing cash resources and loan facilities arranged by Merrill Lynch for the purposes of the Offer, resulting in a more efficient pro forma capital structure. Further details of JTI (UK)'s financing are set out in paragraph 10 of Part Seven of this document.

Merrill Lynch, financial adviser to JT and JTI (UK), is satisfied that sufficient resources are available to satisfy the full cash consideration payable to Gallaher Shareholders under the terms of the Offer.

JT believes that the acquisition of Gallaher will achieve a return on capital employed in excess of JT's weighted average cost of capital by the fourth full year following acquisition and will enhance JT's earnings per share (before amortisation of goodwill) in the first full year following acquisition.(1)

(1)
This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that JT's future earnings per share will necessarily exceed or match those of any prior year.

8.     Effect of the Acquisition on management, employees, places of business and pensions

JT attaches great importance to the skills and experience of the existing management and employees of Gallaher.  JT's and Gallaher's businesses are complementary on a geographic basis and JT expects that Gallaher employees will play an important role in the Enlarged Group. The existing employment rights of all employees of Gallaher will be fully safeguarded and accrued rights to pension benefits protected in accordance with statutory requirements.

JT's current plans do not involve any material change in the conditions of employment of the Gallaher Group's employees. However, JT expects that, following the Effective Date, members of the Senior Management Team (which includes all of the executive directors) will be placed into one of three categories:

•
Category A members will be offered employment with the Enlarged Group on terms to be agreed between JT and the individuals concerned (such terms to be broadly consistent with the existing employment arrangements for JT International employees in a comparable position);

•
Category B members will be asked to assist in the integration of the businesses for periods of up to 12 months and will receive a guaranteed bonus (subject to pro-rating for the period of employment from 1 January 2007) of the same amount as the bonus paid (as determined by the Remuneration Committee on the basis of the actual results for 2006) to that individual under Gallaher's Senior Executive Annual Bonus Plan for 2006. On termination, they will be treated in the same way as Category C members; and

•
the employment of Category C members will be terminated and they will be offered a compensation package which is consistent with that currently used by the Gallaher Group for redundancy or, other than in relation to executive directors, severance for 'good leavers'.

It is intended that Nigel Northridge, currently Chief Executive of Gallaher, will for a period of 12 months become a Vice Chairman of JT International and a senior adviser to the Chief Executive Officer of JT International. Mr. Northridge would be based in Geneva on the terms and conditions applicable to Category B members described above. His principal role would be to facilitate a successful integration of JT International and Gallaher. No decisions regarding the future roles and categories of the other members of the Senior Management Team have yet been taken.

Dresdner Kleinwort and Greenhill, financial advisers to Gallaher, consider the terms of these arrangements to be fair and reasonable as far as Gallaher Shareholders who are not members of the Senior Management Team are concerned.

Following completion of the Acquisition, JT expects to streamline its international headquarters and, if it does so, the combined business of the Gallaher Group and JT International will be managed out of JT International's current head-office in Geneva, Switzerland. It is expected that some management presence will be retained in the UK, principally in relation to the UK and Republic of Ireland domestic businesses. Although no final decision will be taken prior to the conclusion of any required consultations, any streamlining or transfer of management functions may result in certain headcount reductions. There are no current plans to change the other principal locations of the Gallaher Group's business or to make material reductions to employee numbers, although JT will continue to evaluate the Gallaher business following completion of the Acquisition and it is possible that this could result in further headcount reductions, subject to consultation requirements under relevant laws.

It is JT's intention that, following the Effective Date, each Gallaher Group member will continue to support the pension schemes sponsored by that member. JT acknowledges that each relevant member of the Gallaher Group will comply with its pension obligations in accordance with statutory requirements and, in relation to the two UK defined benefit plans, the existing agreements between Gallaher and the trustees as disclosed to JT.

The Gallaher Board has had regard to all of the above matters in reaching its decision to recommend the Offer and it believes that they are a reasonable reflection at the date of this document of the likely effects of the implementation of the Acquisition.

Participants in the Gallaher Share Schemes will be contacted regarding the effect of the Scheme on their rights and the action they may take. Information on the effects of the Scheme on participants is set out in paragraph 13 of the Explanatory Statement in Part Two of this document.

9.     Action to be taken

The Scheme and the Offer are subject to the satisfaction or waiver of the Conditions set out in Part Three of this document.

Your attention is drawn to paragraph 18 of Part Two of this document which explains in detail the action you should take in relation to the Offer, a summary of which is set out on page 7.

If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy, please call the Gallaher Shareholder helpline between 9:00 a.m. and 5:00 p.m. Monday to Friday (except UK public holidays) on 0870 162 3121 (from within the UK) or +44 20 8639 2157 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and that the helpline cannot provide legal, tax or financial advice or advice on the merits of the Offer.

10.   Current trading

Gallaher released a trading statement in respect of the first ten months of 2006 on 15 December 2006. The statement concludes: "The strength of the Group's performance during the period has been underpinned by the spread of its markets. Overall current trading is in line with management expectations as the Group's strong performance in the CIS is compensating for weaker trading conditions and increased investment in the Rest of the World division, while Gallaher's UK and European divisions are performing in line with management expectations." The full text of the trading statement is available online at www.gallaher-group.com and hard copies are available on request from Gallaher's registered office by contacting the Investor Relations department.

11.   Preliminary final results and dividend

It is expected that Gallaher's preliminary results for the year ended 31 December 2006 will be published on 2 March 2007. These results will be available online at www.gallaher-group.com from that date and hard copies will also be available on request from Gallaher's registered office by contacting the Investor Relations department.

The consideration payable by JTI (UK) under the Offer was determined on the basis that Gallaher would not announce, declare or pay any dividends after 15 December 2006. Accordingly, the Gallaher Directors do not intend to propose a final dividend in respect of the year ended 31 December 2006 unless the Offer lapses or is withdrawn.

12.   Further information

Your attention is drawn to the letter from Dresdner Kleinwort and Greenhill set out in Part Two of this document.

13.   Recommendation

The Gallaher Directors, who have been so advised by Dresdner Kleinwort and Greenhill, consider the terms of the Offer to be fair and reasonable. In providing their advice to the Gallaher Directors, Dresdner Kleinwort and Greenhill have taken into account the commercial assessments of the Gallaher Directors. Accordingly, the Gallaher Directors unanimously recommend that Gallaher Shareholders approve the Scheme and vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as they have irrevocably undertaken to do in respect of all of their own beneficial shareholdings.

Yours faithfully

John Gildersleeve
Chairman
Gallaher Group Plc

(This page has been left blank intentionally.)

PART TWO:    EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act)

Dresdner Kleinwort Limited 30 Gresham Street London EC2P 2XY	Greenhill & Co. International LLP Lansdowne House 57 Berkeley Square London W1J 6ER
19 January 2007

To the holders of Gallaher Shares, the holders of Gallaher ADSs and, for information only, to holders of options or awards under the Gallaher Share Schemes

Dear Sir/Madam

RECOMMENDED CASH OFFER BY JTI (UK) FOR GALLAHER

1.     Introduction

On 15 December 2006, the boards of Gallaher and JT announced that they had reached agreement on the terms of a recommended cash offer by JTI (UK) (a wholly-owned subsidiary of JT which was formed specifically for the purpose of making the Offer) for the entire issued and to be issued share capital of Gallaher. The Offer is to be implemented by means of a scheme of arrangement under section 425 of the Companies Act which requires the approval of Gallaher Shareholders and the sanction of the Court.

Your attention is drawn to the letter from John Gildersleeve, the Chairman of Gallaher, set out in Part One of this document, which forms part of this Explanatory Statement. That letter contains, amongst other things, the background to and reasons for the Gallaher Board's recommendation of the Offer. The letter also states that the Gallaher Directors, who have been so advised by Dresdner Kleinwort and Greenhill, consider the terms of the Offer to be fair and reasonable. In providing their advice to the Gallaher Directors, Dresdner Kleinwort and Greenhill have taken into account the Gallaher Directors' commercial assessment.

The Gallaher Directors are unanimously recommending Gallaher Shareholders to approve the Scheme and to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the Gallaher Directors have irrevocably undertaken to do in respect of all of their own beneficial holdings of 713,446 Gallaher Shares, representing, in aggregate, approximately 0.1 per cent. of the existing issued share capital of Gallaher.

The Gallaher Directors have been advised by Dresdner Kleinwort and Greenhill in connection with the Offer and the Scheme. Dresdner Kleinwort and Greenhill have been authorised by the Gallaher Directors to write to you, on behalf of the Board, to explain the terms of the Offer and the Scheme and to provide you with other relevant information.

Statements made or referred to in this letter which refer to JTI (UK)'s reasons for the Offer, to information concerning the business of the JT Group or to the intentions and expectations regarding the JT Group, reflect the views of the JT Directors. Statements made or referred to in this letter which refer to the recommendation of the Gallaher Directors or to information concerning the business of the Gallaher Group reflect the views of the Gallaher Directors.

The Scheme is set out in full in Part Eight of this document. Your attention is also drawn to the information in the other Parts of this document, which all form part of this Explanatory Statement.

2.     Summary of the terms of the Offer and the Scheme

The Offer is to be implemented by way of a scheme of arrangement between Gallaher and the Scheme Shareholders under section 425 of the Companies Act. The Scheme is subject to the satisfaction (or waiver) of the Conditions as described in paragraph 3 below. If the Scheme becomes effective, the entire issued share capital of Gallaher will be held by JTI (UK).

Under the terms of the Offer, Scheme Shareholders on the register of members of Gallaher at the Scheme Record Time will receive:

            for each Scheme Share                                                 1,140 pence in cash

Gallaher ADS Holders will receive consideration paid under the Offer in respect of the Gallaher Shares underlying their Gallaher ADSs in US dollars from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their ADSs. As each Gallaher ADS represents four Gallaher Shares, this will result in:

            for each Gallaher ADS                                                 4,560 pence in cash

The Offer values Gallaher's existing ordinary issued share capital at approximately £7.5 billion ($14.7 billion).

The consideration payable under the Offer represents a premium of approximately:

•
27.1 per cent. to the average closing middle market price of 897 pence per Gallaher Share for the three months prior to 6 December 2006, being the Business Day on which Gallaher made an announcement after the close of trading in London that it was in discussions regarding a potential offer for the company; and

•
16.4 per cent. to the closing middle market price of 979 pence per Gallaher Share on the same date.

3.     Conditions to the Offer

The Offer is conditional upon all Conditions to the Scheme having been satisfied (or, where applicable, waived) and the Scheme becoming effective by no later than 8 June 2007, or such later date (if any) as Gallaher, JTI (UK) and (if required) the Court may agree. The Conditions to the Offer and the Scheme are set out in full in Part Three of this document. In particular, the Scheme is conditional upon:

(a)
relevant regulatory approvals (particularly the approval of the European Commission under the EC Merger Regulation);

(b)
approval of the Scheme by Scheme Shareholders at the Court Meeting or at any adjournment thereof as described in paragraph 4 below;

(c)
the special resolution necessary to implement the Scheme as set out in the notice of the EGM being duly passed by the requisite majority of Gallaher Shareholders at the EGM as described in paragraph 4 below or at any adjournment thereof; and

(d)
the sanction (without modification or, as agreed by Gallaher and JTI (UK), with modification) of the Scheme and the confirmation of the reduction of capital involved therein by the Court as described in paragraph 4 below.

The Scheme can only become effective if all Conditions to the Scheme, including shareholder approvals and the sanction of the Court, have been satisfied (or, other than certain Conditions, waived). The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of the Court Order and the registration by him of that office copy. This is expected to occur on 18 April 2007. Unless the Scheme becomes effective on or before 8 June 2007, or such later date as JTI (UK) and Gallaher may agree and (if required) the Court may allow, the Scheme will not become effective and the Acquisition will not proceed.

4.     The Scheme

(A)
Scheme mechanism

The Offer is being implemented by means of a scheme of arrangement between Gallaher and the Scheme Shareholders under section 425 of the Companies Act. The Scheme Shareholders are holders of Gallaher Shares, other than any Gallaher Shares which are beneficially held by JT or JTI (UK). The provisions of the Scheme are set out in full in Part Eight of this document. The purpose of the Scheme is to provide for JTI (UK) to become the owner of the whole of the issued share capital of Gallaher. This is to be achieved under the Scheme by the cancellation of the Scheme Shares and the application of the reserve arising from such cancellation in paying up in full a number of New Gallaher Shares (equal to the number of Scheme Shares) and issuing them to JTI (UK), in consideration for which Scheme Shareholders will receive cash on the basis set out in paragraph 2 above. Holders of Gallaher ADSs will also receive the consideration to which they are entitled under the Deposit Agreement on the basis set out in paragraph 2 above.

Upon the Scheme becoming effective, the Scheme Shares will be acquired by JTI (UK) fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after 15 December 2006.

(B)
The Meetings

The Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting and the approval of Gallaher Shareholders at the separate EGM, both of which will be held on Friday 9 March 2007. The Court Meeting is being held at the direction of the Court to seek the approval of Scheme Shareholders for the Scheme. The EGM is being convened to enable the Gallaher Directors to implement the Scheme and to amend the articles of association of Gallaher as described below.

Notices of the Court Meeting and the EGM are set out in Parts Ten and Eleven, respectively, of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast will be determined by reference to the register of members of Gallaher at the Voting Record Time.

Any Gallaher Shares which JTI (UK) may acquire prior to the Court Meeting or EGM (and any Gallaher Shares which JTI (UK) beneficially holds at the date of the Court Meeting or EGM) are not Scheme Shares and therefore JTI (UK) is not entitled to vote at the Court Meeting in respect of the Gallaher Shares held or acquired by it and it will not exercise the voting rights attaching to these Gallaher Shares at the EGM.

Holders of Gallaher ADSs will be given the opportunity to instruct the Depositary how to vote the Gallaher Shares underlying their Gallaher ADSs. Holders of Gallaher ADSs should read, in particular, Part Five of this document, which contains important information which is relevant to them, and Part Six, which contains a description of certain US federal income tax consequences of the Scheme.

Court Meeting

The Court Meeting has been convened for 10:00 a.m. on Friday 9 March 2007 to enable the Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Gallaher Share held. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting representing 75 per cent. or more in value of the Gallaher Shares held by those Scheme Shareholders.

Extraordinary General Meeting

In addition to the Court Meeting, the EGM has been convened for 10:15 a.m. on the same date (or as soon thereafter as the Court Meeting is concluded or adjourned) and at the same place to consider and, if thought fit, pass a special resolution (which requires votes in favour of not less than 75 per cent. of the votes cast) to approve:

(i)
a reduction of Gallaher's share capital equal to the nominal value of the Scheme Shares by the cancellation and extinguishing of the Scheme Shares in accordance with the Scheme;

(ii)
the issue of New Gallaher Shares to JTI (UK) in accordance with the Scheme;

(iii)
the giving of authority to the Gallaher Directors pursuant to section 80 of the Companies Act to allot securities in Gallaher; and

(iv)
certain amendments to Gallaher's articles of association as described below.

Forms of Proxy for the Court Meeting and the EGM should be returned to Gallaher's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible and, in any event, so as to be received 48 hours before the time appointed for the relevant meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of that meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. Proxy appointments and instructions may also be registered electronically via the "share portal" service by logging on to Gallaher's Registrars' website (www.capitaregistrars.com), where full details of the procedure are given. Gallaher Shareholders who hold Gallaher Shares in CREST may also appoint a proxy using CREST by following the instructions set out in note 7 of the EGM notice contained in Part Eleven of this document. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or at any adjournment thereof, if you so wish and are so entitled.

(C)
Amendments to Gallaher's articles of association

It is proposed that Gallaher's articles of association be amended to ensure that any Gallaher Shares which are issued after the EGM but at or prior to 6:00 p.m. (London time) on the day before the Order Date will be subject to and bound by the Scheme. It is also proposed that Gallaher's articles of association be amended so that any Gallaher Shares issued to any person (other than JTI (UK)) after 6:00 p.m. (London time) on the day before the Order Date will automatically be acquired by JTI (UK) (or such other member of the JT Group as JT may direct) in consideration for the payment by JTI (UK) (or another member of the JT Group) to such person (or to any spouse or civil partner of such person to whom such shares may have been transferred) of such amount of consideration as would have been payable pursuant to the Scheme for each such Gallaher Share as if it were a Scheme Share. These provisions will avoid any person being left with Gallaher Shares after dealings in such shares have ceased on the London Stock Exchange.

(D)
Sanction of the Scheme by the Court

Following the Meetings and the satisfaction (or, other than in respect of certain Conditions, waiver) of the other Conditions to the Scheme, the Scheme and the related Capital Reduction must be sanctioned by the Court and will become effective only upon delivery to the Registrar of Companies in England and Wales of an office copy of the Court Order and the registration by him of that office copy.

The Hearing by the Court to sanction the Scheme and to confirm the Capital Reduction comprised in the Scheme is expected to be held on Tuesday 17 April 2007. JT has confirmed that it will be represented by counsel at such Hearing so as to consent (on its own behalf and on behalf of JTI (UK)) to the Scheme and to undertake to the Court to be bound thereby. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM.

On the Effective Date, share certificates in respect of Scheme Shares will cease to be valid and should be destroyed upon receipt of the cash consideration. In addition, on the Effective Date, entitlements to Scheme Shares held within CREST will be cancelled.

(E)
Modifications to the Scheme

The Scheme contains a provision for Gallaher and JTI (UK) jointly to consent, on behalf of all persons affected, to any modification of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or addition to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which in the opinion of the Gallaher Directors is of such a nature or importance that it requires the consent of Scheme Shareholders, the Gallaher Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

(F)
Alternative means of implementing the Offer

JTI (UK) has reserved the right in its absolute discretion, with the consent of the Panel, to elect to implement the Offer by making a takeover offer for the entire issued and to be issued share capital of Gallaher.

If JTI (UK) elects to implement the Offer by making a takeover offer, that offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme. Further, if sufficient acceptances of such offer are received and/or sufficient Gallaher Shares are otherwise acquired, it is the intention of JTI (UK) to apply the provisions of Schedule 2 to The Takeovers Directive (Interim Implementation) Regulations 2006 to acquire compulsorily any outstanding Gallaher Shares to which such offer relates.

5.     Implementation Agreement and inducement fee arrangements

JT and Gallaher entered into an Implementation Agreement on 15 December 2006 which sets out, amongst other things, various matters in relation to the implementation of the Offer, the conduct of Gallaher's business prior to the Effective Date or lapse of the Offer, an inducement fee and a non-solicitation undertaking.

Under the Implementation Agreement, Gallaher will be required to pay to JTI (UK) an amount of £52.6 million (subject to any adjustments for value added tax) in circumstances where (i) an independent competing offer for Gallaher is announced before the Offer lapses or is withdrawn and that independent competing offer (or any other independent competing offer for Gallaher which is announced before the Offer or, if later, that independent competing offer lapses, is withdrawn or not made) subsequently becomes or is declared unconditional in all respects or otherwise completes or (ii) the Gallaher Board does not unanimously recommend the Offer or withdraws or adversely modifies for whatever reason its recommendation or agrees to recommend an independent competing offer.

Gallaher has agreed that it will not, directly or indirectly, solicit, initiate or otherwise seek to procure any independent competing offer.

JT has given certain undertakings in relation to antitrust clearances.

The Implementation Agreement will terminate in certain circumstances (without prejudice to certain obligations, including the payment of the inducement fee), including if any of the Conditions is (or becomes) incapable of satisfaction, if a person not acting in concert with JT unconditionally acquires more than 50 per cent. of Gallaher's Shares or if the Effective Date has not occurred by 8 June 2007.

A summary of certain provisions of the Implementation Agreement is set out in paragraph 11 of Part Seven of this document.

6.     Information on JT

JT is the world's third largest global tobacco company, selling internationally recognised cigarette brands in more than 120 countries. JT is the leading tobacco company in Japan, selling eight out of the ten top cigarette brands in the country. JT also operates a pharmaceuticals business, which focuses on the research and development of prescription drugs, and a foods business which principally manufactures and sells beverages, processed foods and seasonings in the domestic market.

The tobacco division of JT operates internationally through its subsidiary, JT International, which was created following the acquisition of the non-US tobacco operations of RJR Nabisco, Inc. in 1999. JT International manages a portfolio of leading international cigarette brands, including JT's Global Flagship Brands.

For the year ended 31 March 2005, JT reported a consolidated income before income taxes and minority interests of ¥101 billion (£0.4 billion) on net sales of ¥4,665 billion (£19.7 billion) and had total assets as at that date of ¥2,982 billion (£12.6 billion) and net assets of ¥1,552 billion (£6.5 billion). For the year ended 31 March 2006, JT reported a consolidated income before income taxes and minority interests of ¥301 billion (£1.3 billion) on net sales of ¥4,638 billion (£19.6 billion) and had total assets as at that date of ¥3,037 billion (£12.8 billion) and net assets of ¥1,820 billion (£7.7 billion).

In its audited results for the first half ended 30 September 2006, JT reported a consolidated income before income taxes and minority interests of ¥201 billion (£0.8 billion) on net sales of ¥2,378 billion (£10.0 billion) and had total assets as at that date of ¥3,263 billion (£13.8 billion) and net assets of ¥1,914 billion (£8.1 billion).

In the six month period to 30 September 2006, there was a favourable trend in the Japanese economy attributed to improved corporate profits, increased business investments and a gradual increase in personal consumption. Internationally, economic expansion was seen in the US, while individual consumption gradually improved. This trend is also true of Asia where the economy is expanding in China and other countries, as well as in Europe where the economy has gradually recovered.

The environment surrounding the JT Group has seen a decline in aggregate demand in Japan, increased competition between JT and its rivals in the Japanese domestic tobacco business, and increased tobacco excise taxes in Japan, which came into effect in July 2006. In this context, the JT Group is pursuing measures aimed at sustainable growth for the future. JT's international business continues to grow in accordance with its plans.

JT's current trading performance and outlook reflects the trends discussed above.

7.     Information on JTI (UK)

JTI (UK) is a UK incorporated private limited company and a wholly-owned subsidiary of JT. JTI (UK) was formed at the direction of JT specifically for the purpose of acquiring Gallaher. JTI (UK) has not traded since its incorporation nor has it entered into any obligation other than in connection with the Offer.

8.     Information on Gallaher and current trading

The Gallaher Group is the world's fifth largest global tobacco business. Gallaher holds leading positions in Austria, Kazakhstan, the Republic of Ireland, Russia, Sweden and the United Kingdom. Gallaher's strategic brand portfolio comprises Benson & Hedges, LD, Mayfair, Memphis, Ronson, Silk Cut, Sobranie, Sovereign, Hamlet and Old Holborn. Gallaher is also involved in the distribution of tobacco and other products in certain markets in Europe.

Gallaher's operations are classified into four regions: the UK, Europe, the CIS and the Rest of World.

Gallaher is the number two in the UK cigarette market, with Benson & Hedges, Silk Cut and Mayfair underpinning its strong position. Through Hamlet, Gallaher leads the UK cigar market and, through Old Holborn and Amber Leaf, Gallaher holds the number two position in the UK handrolling tobacco market.

In Europe, Gallaher holds the number one cigarette market position in Austria (underpinned by Memphis) and in the Republic of Ireland (with Benson & Hedges and Silk Cut). Gallaher has expanded its presence across the region, especially in central and eastern Europe where it has developed new positions, mainly with Ronson and LD. In addition, Gallaher owns an Austrian tobacco distribution operation, a majority shareholding in a German vending machine company and a minority shareholding in a pan-European distribution company (Lekkerland).

Gallaher's CIS division has strong cigarette market positions in Russia (where LD is a leading brand), Kazakhstan (where Sovereign is the number one brand) and Ukraine.

The Rest of World division primarily includes Scandinavia (with the leading cigarette market position in Sweden), the Baltic Region, Poland, Asia Pacific, Africa and the Middle East.

For the year ended 31 December 2005, Gallaher reported a consolidated profit before taxation, amortisation and exceptional items of £570 million on sales of £8,214 million and had total assets as at that date of £3,874 million. In its unaudited results for the six months ended 30 June 2006, Gallaher reported a consolidated profit before taxation, amortisation and exceptional items of £275 million on sales of £4,028 million and had total assets as at that date of £3,941 million.

Gallaher Shares are traded on the London Stock Exchange and Gallaher ADSs are traded on the New York Stock Exchange.

Gallaher released a trading statement in respect of the first ten months of 2006 on 15 December 2006. The statement concludes: "The strength of the Group's performance during the period has been underpinned by the spread of its markets. Overall current trading is in line with management expectations as the Group's strong performance in the CIS is compensating for weaker trading conditions and increased investment in the Rest of the World division, while Gallaher's UK and European divisions are performing in line with management expectations." The full text of the trading statement is available online at www.gallaher-group.com and hard copies are available on request from Gallaher's registered office by contacting its Investor Relations department.

9.     Background to and reasons for the Offer and JT's intentions regarding the business of Gallaher

Information on the background to and reasons for the Offer and JT's intentions regarding the business of Gallaher is set out in paragraph 6 of the Chairman's Letter in Part One of this document.

10.   Offer financing

Information on the financing of the Offer is set out in paragraph 7 of the Chairman's Letter in Part One of this document.

11.   The Gallaher Directors and the effect of the Acquisition on their interests

The names of the Gallaher Directors and details of their interests in the share capital of Gallaher, and options and awards over this share capital, are set out in Part Seven of this document. Gallaher Shares held by Gallaher Directors will be subject to the Scheme.

In common with the other participants in the Gallaher Share Schemes, the Gallaher Directors will be able to exercise any options that they hold over Gallaher Shares and awards held by the Gallaher Directors in respect of Gallaher Shares will vest in accordance with the terms of the relevant Gallaher Share Scheme. The Gallaher Directors (together with all other participants in the Gallaher Performance Share Plan) will benefit from JTI (UK)'s proposal to compensate holders of awards under the Gallaher Performance Share Plan for the value of awards which do not vest by reason of the application of time pro-rating.

The Gallaher Directors will, as beneficial owners of Gallaher Shares held in the Gallaher Employee Share Purchase Plan, participate in the Scheme in the same way as other Gallaher Shareholders. In common with other participants in the Gallaher Employee Share Purchase Plan, the Gallaher Directors will continue to participate in that plan up until the Effective Date.

Particulars of the service contracts and letters of appointment of the Gallaher Directors are set out in paragraph 6 of Part Seven of this document.

The Gallaher Directors have given undertakings to JTI (UK) to vote in favour of the Scheme in respect of all of their own beneficial holdings of 713,446 Gallaher Shares (representing, in aggregate, approximately 0.1 per cent. of the existing issued share capital of Gallaher).

The non-executive directors of Gallaher intend to retire from the Board shortly after the Scheme becomes effective. They will receive compensation in the form of payment in lieu of notice. The present expectation of the non-executive directors of Gallaher is that they will have no continuing business involvement with Gallaher.

As at 17 January 2007, being the last practicable date prior to the publication of this document, no arrangements had been finalised regarding any ongoing involvement which any of the Gallaher executive directors may have in the Enlarged Group.

Save as set out above, the effect of the Scheme on the interests of Gallaher Directors does not differ from its effect on the like interests of any other person.

12.   Effect of the Acquisition on management, employees, places of business and pensions

Information on the effect of the Acquisition on management, employees, places of business and pensions is set out in paragraph 8 of the Chairman's Letter in Part One of this document.

13.   Effect of the Acquisition on Gallaher Share Schemes

The Scheme will extend to Gallaher Shares issued pursuant to the Gallaher Share Schemes before 6:00 p.m. on the day before the Order Date. This includes the Gallaher Shares held in trust for the benefit of participants in the Gallaher Employee Share Purchase Plan and the Gallaher (Dublin) Limited Employees Share Ownership Plan, the Gallaher Shares held by participants in the Gallaher France Profit Sharing Plan and the Gallaher Shares held in the Gallaher Employee Benefit Trust.

(A)
SAYE Scheme

The Gallaher Savings-Related Share Option Scheme (the "SAYE Scheme") consists of a number of sub-schemes: the UK Scheme, the Irish Scheme, the Overseas Scheme and the Overseas Bonus Scheme. With the exception of the Overseas Bonus Scheme, under which participants are entitled to a cash payment linked to the value of Gallaher Shares, options granted under the SAYE Scheme entitle participants to acquire Gallaher Shares.

Options granted under the SAYE Scheme are exercisable during the six months following the Effective Date. In the case of the UK and Irish SAYE Schemes, options are exercisable to the extent of the savings made under the related savings contract at the time of exercise together with any accrued interest due. In the case of the remaining SAYE schemes, options are exercisable to the extent determined by the Board.

The Scheme will not extend to the Gallaher Shares acquired by participants in the SAYE Scheme after 6:00 p.m. on the day before the Order Date. Therefore an amendment is proposed to the articles of association of

Gallaher to the effect that any Gallaher Shares issued to participants following the exercise of options after 6:00 p.m. on the day before the Order Date will automatically be acquired by JTI (UK) in consideration for payment to the participant (or the spouse or civil partner of the participant if the shares have been transferred to such person) of such amount of consideration as would have been payable pursuant to the Scheme for each such Gallaher Share as if it were a Scheme Share.

Outstanding options under the SAYE Scheme will, if not settled in cash, be satisfied by the issue of Gallaher Shares.

(B)
Deferred Bonus Plan and Performance Share Plan

Awards under the Gallaher Deferred Bonus Plan and the Gallaher Performance Share Plan for the 2004-06 performance period will vest in the normal way according to the relevant performance targets and the resulting Gallaher Shares are expected to be transferred to the participants during March. For the remaining two performance periods (2005-2007 and 2006-2008), the awards will vest on a time pro-rated basis, subject to the relevant performance targets. The rules of both plans originally provided for awards to vest following the Effective Date and for the performance targets to be measured over the shortened period ending on the Effective Date. This would have meant that the number of Gallaher Shares that vest would not be known until after the Effective Date and that the Gallaher Employee Benefit Trust would no longer hold the Gallaher Shares necessary to satisfy the vested awards. Accordingly, the Remuneration Committee has amended the rules of both plans so that awards will vest immediately before the Effective Date and so that the relevant performance targets may be measured in time for shares to vest immediately before the Effective Date.

Awards under these plans will be satisfied by either the transfer of Gallaher Shares held in the Gallaher Employee Benefit Trust or, if insufficient Gallaher Shares are held in the Gallaher Employee Benefit Trust to satisfy all of the awards, by the issue of new Gallaher Shares. All such Gallaher Shares will be subject to the Scheme.

In recognition of the fact that Gallaher will not be able to continue the Gallaher Performance Share Plan following the Effective Date, JTI (UK) will provide cash compensation to the extent of any pro-rating of outstanding awards under the plan (but not to the extent that awards do not vest as a result of the performance targets). The cash compensation is 1,140 pence per Gallaher Share and is limited to a maximum of 500,000 shares. Compensation will be paid to eligible participants whether or not they have a continuing role in the Gallaher Group.

Dresdner Kleinwort and Greenhill, financial advisers to Gallaher, consider the terms of these arrangements to be fair and reasonable as far as the Gallaher Shareholders who are not participants in the Gallaher Performance Share Plan are concerned.

Holders of options and awards under the Gallaher Share Schemes will be sent a separate letter on or around the date of this document explaining the effect of the Scheme on their options and awards and the action they may take.

14.   Delisting

The last day of dealings in, and for registration of transfers of, Gallaher Shares and Gallaher ADSs will be the Order Date which is expected to be Tuesday 17 April 2007, following which Gallaher Shares will be suspended from the Official List and from the London Stock Exchange's market for listed securities and Gallaher ADSs will be suspended from trading on the New York Stock Exchange. No transfers of Gallaher Shares or Gallaher ADSs will be registered after this date until the Scheme becomes effective, other than the registration of Gallaher Shares released, transferred or issued under the terms of the Gallaher Share Schemes after the Order Date and prior to the Scheme becoming effective.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the Gallaher Shares to be cancelled and to the London Stock Exchange for the Gallaher Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities and for Gallaher ADSs to cease to be listed on the New York Stock Exchange. It is expected that such cancellation and cessation will take place on the Effective Date. Accordingly, if the Court makes the Court Order on Tuesday 17 April 2007, the delisting will become effective on Wednesday 18 April 2007.

Following the Effective Date, the Gallaher ADSs and the underlying Gallaher Shares will be deregistered with the SEC. Gallaher's SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and Gallaher's SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.

15.   Settlement

Settlement of the cash consideration in respect of Gallaher Shares will be effected within 14 days of the Effective Date in the manner set out below. Holders of Gallaher ADSs should read the information in paragraph 3 of Part Five for details of settlement in respect of Gallaher ADSs.

Except with the consent of the Panel, settlement of cash consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which JTI (UK) may otherwise be, or claim to be, entitled against such Scheme Shareholder.

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

(A)
Cash consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

On the Effective Date, Scheme Shares held within CREST will be cancelled. Scheme Shareholders who hold Scheme Shares in uncertificated form will receive any cash consideration to which they are entitled through CREST by JTI (UK) procuring the creation of a CREST payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated shares in respect of the cash consideration due to him or her. The CREST payment obligations will be created within 14 days after the Effective Date.

As from the Effective Date, each holding of Gallaher Shares credited to any stock account in CREST will be disabled and all Gallaher Shares will be removed from CREST in due course thereafter.

JTI (UK) reserves the right to pay all or any part of the cash consideration referred to above to all or any Scheme Shareholder(s) who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in paragraph (B) below if, for any reason, it wishes to do so.

(B)
Cash consideration where Scheme Shares are held in certificated form

On the Effective Date, Scheme Shares held in certificated form will be cancelled and share certificates for such Scheme Shares will cease to be valid and should be destroyed.

Settlement of cash consideration due under the Scheme in respect of Scheme Shares held in certificated form shall be dispatched:

•
by first class post, by cheque drawn on a branch of a UK clearing bank; or

•
by such other method as may be approved by the Panel.

All such cash payments (whether in respect of Gallaher Shares in uncertificated or certificated form) shall be made in sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of Gallaher in respect of the joint holding concerned. Cheques shall be dispatched within 14 days after the Effective Date.

All deliveries of cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of Gallaher at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither Gallaher nor JTI (UK) shall be responsible for any loss or delay in the transmission of cheques sent in this way and such cheques shall be sent at the risk of the person entitled thereto.

16.   United Kingdom and US taxation

Your attention is drawn to Part Six of this document.

The summary in Part Six is intended as a guide only and Gallaher Shareholders who are in any doubt about their taxation position, or who are resident for tax purposes outside the United Kingdom or the US, are strongly advised to contact an appropriate professional independent financial adviser immediately.

17.   Overseas Shareholders

The implications of the Scheme and the Offer for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about, and observe, any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Notice to US investors in Gallaher:    The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK or Japan and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If JTI (UK) exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with applicable US laws and regulations.

Gallaher and JTI (UK) are each organised under the laws of England. All of the officers and directors of Gallaher and JTI (UK) are residents of countries other than the United States, and most of the assets of Gallaher and JTI (UK) are located outside of the United States. You may not be able to sue Gallaher and JTI (UK) in a non-US court for violations of US securities laws. It may be difficult to compel Gallaher, JTI (UK) and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States.

Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

18.   Action to be taken

The Scheme and the Offer are subject to the satisfaction or waiver of the Conditions set out in Part Three of this document.

In order to become effective, the Scheme must be approved by a majority in number of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting representing 75 per cent. or more in value of the Gallaher Shares held by those Scheme Shareholders and, in addition, a special resolution implementing the Scheme must be passed at the EGM (requiring the approval of Gallaher Shareholders representing 75 per cent. or more of the votes cast at the EGM). Under the Companies Act, the Scheme is also subject to the approval of the Court at the Hearing, which is expected to be held on Tuesday 17 April 2007. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, including those who did not vote to approve the Scheme.

Notices convening the Court Meeting and the EGM are set out in Parts Ten and Eleven of this document, respectively.

Gallaher Shareholders will find enclosed with this document:

•
a blue Form of Proxy for use at the Court Meeting; and

•
a white Form of Proxy for use at the EGM.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Gallaher Shareholder opinion. Whether or not you plan to attend the Meetings in person, you are strongly encouraged to sign and return your Forms of Proxy or to appoint a proxy electronically as referred to below, as soon as possible and in any event so as to be received by Gallaher's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by the following times and dates:

blue Forms of Proxy for the Court Meeting	10:00 a.m. on Wednesday 7 March 2007
white Forms of Proxy for the EGM	10:15 a.m. on Wednesday 7 March 2007

(or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).

Both Forms of Proxy are pre-printed with a reply paid address on the reverse (for postage from within the UK). Alternatively, proxy appointments and instructions may be registered electronically via the "share portal" service by logging on to Gallaher's Registrars' website (www.capitaregistrars.com) where full details of the procedure are given. If you hold your Gallaher Shares in uncertificated form (that is, held in CREST), you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of the EGM set out at the end of Part Eleven of this document). Proxies submitted via CREST (under CREST participant ID RA10) must be received by the Registrars not later than 10:00 a.m. on Wednesday 7 March 2007 in the case of the Court Meeting and by 10:15 a.m. on Wednesday 7 March 2007 in the case of the EGM (or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).

If the blue Form of Proxy relating to the Court Meeting is not lodged by 10:00 a.m. on Wednesday 7 March 2007, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on 9 March 2007 and will still be valid. However, in the case of the EGM, unless the white Form of Proxy is returned by 10:15 a.m. on Wednesday 7 March 2007 and in accordance with the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy, or the making of such appointment electronically in accordance with the foregoing procedures, will not preclude you from attending and voting in person at either the Court Meeting or the EGM, or any adjournment thereof, if you so wish and are so entitled.

If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy, Gallaher Shareholders should call the Gallaher Shareholder helpline between 9:00 a.m. and 5:00 p.m. Monday to Friday (except UK public holidays) on 0870 162 3121 (from within the UK) or +44 20 8639 2157 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and the helpline cannot provide legal, tax or financial advice or advice on the merits of the Offer.

19.   Further information

The terms of the Scheme are set out in full in Part Eight of this document. Your attention is also drawn to the other information contained elsewhere in this document which forms part of this Explanatory Statement.

Yours faithfully	Yours faithfully
for and on behalf of Dresdner Kleinwort Limited	for and on behalf of Greenhill & Co. International LLP

Henry Somerset Vice Chairman, Global Banking	Simon Borrows President

PART THREE:    CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER

1.
The Offer is conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by no later than 8 June 2007, or such later date (if any) as JTI (UK), Gallaher and the Court may agree.

2.
The Scheme is conditional upon:

(a)
approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Court Meeting or at any adjournment of that meeting;

(b)
all resolutions necessary to approve and implement the Scheme as set out in the notice of the EGM (including, without limitation) the EGM Resolution being duly passed by the requisite majority at the EGM or at any adjournment of that meeting; and

(c)
the sanction (without modification or with modification as agreed by Gallaher and JTI (UK)) of the Scheme and the confirmation of the Capital Reduction involved therein by the Court and:

(i)
the delivery of an office copy of the Court Order and the minute of such reduction attached thereto to the Registrar of Companies; and

(ii)
the registration, in relation to the Capital Reduction, of the Court Order by the Registrar of Companies.

3.
In addition, JTI (UK) and Gallaher have agreed that, subject to paragraph 4 below, the Offer is conditional upon the following Conditions and, accordingly, the delivery of an office copy of the Court Order and the minute of such reduction attached thereto will not be delivered to the Registrar of Companies and, in relation to the Capital Reduction, the Court Order will not be registered by the Registrar of Companies, unless such Conditions (as amended if appropriate) have been satisfied (and continue to be satisfied pending the commencement of the Hearing) or waived:

(a)
the European Commission adopting a decision, unless the terms of such decision are material in the context of the Offer and are not satisfactory to JTI (UK), that it does not intend to initiate proceedings under Article 6(1)(c) of the EC Merger Regulation in relation to the Acquisition (or that part of the Acquisition that is not referred to a competent member state authority), or the European Commission being deemed to have decided so in accordance with Article 10(6) of the EC Merger Regulation;

(b)
in the event that the European Commission makes a referral to one or more competent member state authorities under Article 9 of the EC Merger Regulation in connection with the Acquisition, such competent authorities each having issued any decision, finding or declaration, unless the terms thereof are material in the context of the Offer and are not satisfactory to JTI (UK), approving the Acquisition (or the part referred to them) and permitting its closing without any breach of applicable laws;

(c)
all Authorisations, which are necessary or are reasonably considered necessary or appropriate by JTI (UK) in any relevant jurisdiction for or in respect of the Offer or the Acquisition or proposed acquisition of any shares or other securities in, or control or management of any member of the Wider Gallaher Group by JTI (UK) or JT or the carrying on by any member of the Wider Gallaher Group of its business, having been obtained, in terms and in a form reasonably satisfactory to JTI (UK), from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Gallaher Group has entered into contractual arrangements in any case (other than an antitrust or merger control authority) to an extent which would be material in the context of the Wider Gallaher Group taken as a whole and such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with the Offer or any other matter arising from the Acquisition;

(d)
all notifications and filings which are necessary or are reasonably considered appropriate by JTI (UK) having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate), all statutory or regulatory obligations in any relevant jurisdictions having been complied with and all statutory and regulatory clearances in any relevant jurisdiction having been obtained in terms and in a form satisfactory to JTI (UK), in each case in connection with the Offer or any matter arising from the Acquisition, unless otherwise waived by JTI (UK), and no temporary restraining order, preliminary or permanent injunction or other order threatened or issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer or any matter arising from the Acquisition;

  (e)
  no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is material in the context of the Offer and which, in each case to an extent which is material in the context of the Wider JT Group or Wider Gallaher Group taken as a whole, would reasonably be expected to:

  (i)
  make the Offer or its implementation or the Acquisition or proposed acquisition by JTI (UK) or JT of any shares or other securities in, or control or management of, Gallaher or any member of the Wider Gallaher Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly materially restrain, prevent, prohibit, restrict or delay the same or impose material additional conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the Acquisition or proposed acquisition of any Gallaher Shares or any Gallaher ADSs or the acquisition of control of management of Gallaher or the Wider Gallaher Group by JTI (UK);

  (ii)
  limit or delay, or impose any limitations on, the ability of JTI (UK) or any member of the Wider JT Group or any member of the Wider Gallaher Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Gallaher Group;

  (iii)
  prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by JTI (UK) or any member of the Wider JT Group of any shares or other securities in Gallaher;

  (iv)
  prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by JTI (UK) or any member of the Wider JT Group or by any member of the Wider Gallaher Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

  (v)
  except pursuant to Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, require JTI (UK) or any member of the Wider JT Group or any member of the Wider Gallaher Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

  (vi)
  limit the ability of JTI (UK) or any member of the Wider JT Group or any member of the Wider Gallaher Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Gallaher Group;

  (vii)
  result in any member of the Wider Gallaher Group ceasing to be able to carry on business under any name under which it presently does so; or

  (viii)
  otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Gallaher Group,

    and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

  (f)
  since 31 December 2005 and except as disclosed in Gallaher's annual report and financial statements for the year then ended or as publicly announced by Gallaher prior to 15 December 2006 (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to 15 December 2006 in writing to JTI (UK) or its advisers by or on behalf of Gallaher, there being no provision of any material arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Gallaher Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any material circumstance, which, in each case as a consequence of the Offer or the Acquisition or proposed acquisition of any shares or other securities in, or control or management of, Gallaher or any other member of the Wider Gallaher Group by JTI (UK) or JT or otherwise, could or might result in (in any case to an extent which is or would be material in the context of the Wider Gallaher Group taken as a whole):

    (i)
    any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Gallaher Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Gallaher Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

    (ii)
    the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Gallaher Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

    (iii)
    any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Gallaher Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

    (iv)
    any material asset or interest of any member of the Wider Gallaher Group being or falling to be disposed of or ceasing to be available to any member of the Wider Gallaher Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Gallaher Group otherwise than in the ordinary course of business;

    (v)
    any member of the Wider Gallaher Group ceasing to be able to carry on business under any name under which it presently does so;

    (vi)
    the creation of material liabilities (actual or contingent) by any member of the Wider Gallaher Group other than in the ordinary course of business;

    (vii)
    the rights, liabilities, obligations or interests of any member of the Wider Gallaher Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected or any adverse action taken; or

    (viii)
    the financial or trading position or the prospects or the value of any member of the Wider Gallaher Group being prejudiced or adversely affected,

    and, except as aforesaid, no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could result in or would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition 3(f) in any case to an extent which is or would be material in the context of the Wider Gallaher Group taken as a whole;

  (g)
  since 31 December 2005 and except as disclosed in Gallaher's annual report and financial statements for the year then ended or as otherwise publicly announced by Gallaher prior to 15 December 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 15 December 2006 in writing to JTI (UK) or its advisers by or on behalf of Gallaher, no member of the Wider Gallaher Group having (in each case, save for paragraph (ii) below, to an extent which is material in the context of the Wider Gallaher Group taken as a whole):

  (i)
  issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than:

  (A)
  to other members of the Gallaher Group or to third parties, provided that such issue, transfer or sale preserves the Gallaher Group's existing interest in such member of the Wider Gallaher Group as at 15 December 2006; or

      (B)
      shares issued pursuant to the exercise of options or the vesting of awards in each case granted under the Gallaher Share Schemes or under an employee's terms of employment;

    (ii)
    purchased or redeemed or repaid any of its own shares or other securities or reduced or, save in respect of the matters mentioned in paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of Gallaher) is material in the context of the Wider Gallaher Group taken as a whole;

    (iii)
    recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to a member of the Gallaher Group or a third party, provided that such dividend or other distribution is pro rata to that party's existing interest in such member of the Wider Gallaher Group as at 15 December 2006);

    (iv)
    except as between members of the Gallaher Group, made or authorised any change in its loan capital;

    (v)
    merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets of a material value or any right, title or interest in any assets of a material value (including shares in any undertaking and trade investments) or authorised the same (in each case other than in the ordinary course of business), other than a transaction between:

    (A)
    members of the Gallaher Group; or

    (B)
    a member of the Gallaher Group and a third party, provided that such transaction preserves the Gallaher Group's existing interest in such member of the Wider Gallaher Group as at the date of the Press Announcement;

    (vi)
    issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent), in each case other than as between:

    (A)
    members of the Gallaher Group; or

    (B)
    a member of the Gallaher Group and a third party, provided that such issue, change, incurrence, or increase preserves the Gallaher Group's interest in such member of the Wider Gallaher Group as at 15 December 2006;

    (vii)
    entered into, varied, or authorised any contract, agreement, transaction, arrangement or commitment other than in the ordinary course of business (whether in respect of capital expenditure or otherwise) which:

    (A)
    is of a long term, onerous or unusual nature or magnitude or which could reasonably be expected to involve an obligation of such nature or magnitude; or

    (B)
    could restrict the business of any member of the Wider Gallaher Group;

    (viii)
    entered into, implemented, effected or authorised any reconstruction, amalgamation or scheme in respect of itself or another member of the Wider Gallaher Group, other than as between:

    (A)
    members of the Gallaher Group; or

    (B)
    a member of the Gallaher Group and a third party, provided that such transaction preserves the Gallaher Group's existing interest in such member of the Wider Gallaher Group as at 15 December 2006;

    (ix)
    entered into or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any director of Gallaher;

    (x)
    other than by way of a solvent winding-up in respect of a member which is dormant at the relevant time, taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

    (xi)
    been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider Gallaher Group taken as a whole;

    (xii)
    waived or compromised any claim;

    (xiii)
    made any alteration to its memorandum or articles of association;

    (xiv)
    made or agreed or consented to:

    (A)
    any material change to:

(I)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Gallaher Group for its directors, employees or their dependants; or
(II)	the benefits which accrue or to the pensions which are payable thereunder; or
(III)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or
(IV)	the basis upon which the liabilities (including pensions) or such pension schemes are funded or made; or
      (B)
      any change to the trustees including the appointment of a trust corporation;

    (xv)
    proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Gallaher Group in a manner which is material in the context of the Gallaher Group taken as a whole; or

    (xvi)
    entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 3(g);

  (h)
  since 31 December 2005 and except as disclosed in Gallaher's annual report and financial statements for the year then ended or as otherwise publicly announced by Gallaher prior to 15 December 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 15 December 2006 in writing to JTI (UK) or its advisers by or on behalf of Gallaher:

  (i)
  there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider Gallaher Group, which in any case is material in the context of the Wider Gallaher Group taken as a whole;

  (ii)
  no contingent or other liability of any member of the Wider Gallaher Group having arisen or become apparent or increased, which in any case is material in the context of the Wider Gallaher Group taken as a whole;

  (iii)
  no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Gallaher Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Gallaher Group, which in any case is material in the context of the Wider Gallaher Group taken as a whole; and

  (iv)
  (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Gallaher Group, which in any case is material in the context of the Wider Gallaher Group taken as a whole;

  (i)
  since 31 December 2005 and except as disclosed in Gallaher's annual report and financial statements for the year then ended or as otherwise publicly announced by Gallaher prior to 15 December 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 15 December 2006, in writing to JTI (UK) or its advisers by or on behalf of Gallaher, JTI (UK) not having discovered:

    (i)
    that any financial or business or other information concerning the Wider Gallaher Group disclosed at any time by or on behalf of any member of the Wider Gallaher Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of the Press Announcement by disclosure either publicly or otherwise to JTI (UK) to an extent which in any case is material in the context of the Wider Gallaher Group taken as a whole;

    (ii)
    that any member of the Wider Gallaher Group is subject to any liability (actual or contingent) which is not disclosed in Gallaher's annual report and financial statements for the financial year ended 31 December 2005 and which in any case is material in the context of the Wider Gallaher Group taken as a whole; or

    (iii)
    any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Gallaher Group to an extent which is material in the context of the Gallaher Group taken as a whole; and

  (j)
  since 31 December 2005 and except as disclosed in Gallaher's annual report and financial statements for the year then ended or as otherwise publicly announced by Gallaher prior to 15 December 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 15 December 2006 in writing to JTI (UK) or its advisers by or on behalf of Gallaher, JTI (UK) not having discovered:

  (i)
  that any past or present member of the Wider Gallaher Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Gallaher Group, which in any case is material in the context of the Wider Gallaher Group taken as a whole;

  (ii)
  that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Gallaher Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise, which in any case is material in the context of the Wider Gallaher Group taken as a whole; or

  (iii)
  that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Gallaher Group, which is or would be material in the context of the Wider Gallaher Group taken as a whole.

4.
Subject to the requirements of the Panel, JTI (UK) reserves the right to waive all or any of Conditions 3(b) to 3(j) inclusive, in whole or in part. JTI (UK) shall be under no obligation to waive or treat as fulfilled any of Conditions 3(b) to 3(j) inclusive by a date earlier than the date specified in Condition 1 for the fulfilment thereof, notwithstanding that other of Conditions 3(b) to 3(j) inclusive may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

5.
If JTI (UK) is required by the Panel to make an offer for any Gallaher Shares under Rule 9 of the City Code, JTI (UK) may make such alterations to the above Conditions as are necessary to comply with that Rule.

6.
The Offer will lapse if, following the posting of the Scheme Document, the European Commission either initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or makes a referral to a competent authority of the United Kingdom under Article 9 of the EC Merger Regulation and there is then a reference to the Competition Commission before the date of the Court Meeting.

7.
JTI (UK) reserves the absolute right to elect to implement the Offer by way of a takeover offer as it may determine in its absolute discretion. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (being more than 50 per cent.) as JTI (UK) may decide) of the Gallaher Shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

8.
Save to the extent cancelled pursuant to the Scheme, the Gallaher Shares will be acquired by JTI (UK) fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions (if any) announced, declared or paid on or after 15 December 2006.

9.
The Offer is on the terms and will be subject, amongst other things, to those terms which are set out in this document and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code.

10.
The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

11.
The Offer and any rights or liabilities arising thereunder, the Scheme and any proxies will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Offer.

12.
For the purpose of these conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything, and "intervene" shall be construed accordingly.

PART FOUR:    FINANCIAL INFORMATION ON THE GALLAHER GROUP

Introduction and basis of preparation

The following sections set out financial information on the Gallaher Group. Section A contains financial information in respect of the years ended 31 December 2004 and 31 December 2005 presented under International Financial Reporting Standards ("IFRS"), as adopted by the European Union and Section B contains financial information for the six months ended 30 June 2006 presented under IFRS.

The financial information relating to the Gallaher Group set out in this Part Four does not constitute the statutory accounts of Gallaher within the meaning of section 240 of the Companies Act.

Save for the information set out in Note 31, the financial information set out in Section A of this Part Four has been extracted, without material adjustment, from the audited consolidated financial statements of Gallaher for the year ended 31 December 2005. Those financial statements contained a restatement of the comparative financial information for the year ended 31 December 2004 to comply with IFRS following Gallaher's transition from reporting under UK GAAP to reporting under IFRS from 1 January 2004.

Note 31 to the financial statements of Gallaher for the year ended 31 December 2005 cross-referred to sections of Gallaher's annual report which set out the legal and regulatory environment in which the Gallaher Group operated at that time. This information has not been replicated in this document as much of it is not relevant to establishing financial contingencies and it has, in part, been superseded by subsequent events. Instead, the disclosure contained in the section headed 'Excerpt from 'Legal and regulatory environment' section of 2006 interim report' on page 108 of this document has been extracted from Gallaher's 2006 interim report and sets out the legal and regulatory risks to which the Group was subject which may impact upon financial contingencies as at 6 September 2006 (being the date on which the interim results were approved by the Board).

The statutory accounts for Gallaher in respect of the financial years ended 31 December 2004 and 31 December 2005 have been delivered to the Registrar of Companies in England and Wales and audit reports in accordance with the requirements of section 235 of the Companies Act have been given by PricewaterhouseCoopers LLP as auditors of Gallaher for each of the relevant years. Such reports were unqualified and did not contain any statements under section 237(2) or (3) of the Companies Act and made no reference to any matter of fundamental uncertainty.

The financial information set out in Section B of this Part Four has been extracted, without material adjustment, from the interim results of Gallaher for the period ended 30 June 2006 which were issued on 6 September 2006. Those results were prepared under IFRS and the financial information contained in them is unaudited.

Section A: Financial information on the Gallaher Group for the two years ended 31 December 2005 prepared in accordance with IFRS

GALLAHER GROUP Plc

CONSOLIDATED INCOME STATEMENT
YEAR ENDED 31 DECEMBER 2005

		2005			2004
	Note	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
		£m	£m	£m	£m	£m	£m
Sales	3	8,214	—	8,214	8,115	—	8,115
Duty	3	(5,611)	—	(5,611)	(5,568)	—	(5,568)
Other cost of goods sold		(1,497)	(13)	(1,510)	(1,488)	(8)	(1,496)
Cost of goods sold		(7,108)	(13)	(7,121)	(7,056)	(8)	(7,064)

Gross profit		1,106	(13)	1,093	1,059	(8)	1,051
Distribution, advertising and selling costs		(327)	(13)	(340)	(321)	—	(321)
Administrative expenses		(149)	(9)	(158)	(125)	(9)	(134)
Other gains and losses : net		4	—	4	3	—	3

Operating profit		634	(35)	599	616	(17)	599
Share of post-tax results of joint ventures and associates	3	17	—	17	19	—	19

Total profit from operations	3	651	(35)	616	635	(17)	618
Interest and other finance income		77	—	77	88	—	88
Interest and other finance expense		(177)	—	(177)	(202)	—	(202)
Finance costs : net	6	(100)	—	(100)	(114)	—	(114)

Profit before taxation	7	551	(35)	516	521	(17)	504
Taxation	8	(152)	8	(144)	(148)	6	(142)

Profit for the year		399	(27)	372	373	(11)	362

Attributable to:
Equity shareholders		394	(25)	369	369	(11)	358
Minority interests		5	(2)	3	4	—	4

		399	(27)	372	373	(11)	362

Earnings per share for profit attributable to equity shareholders
Basic	9			56.5p			55.0p
Diluted	9			56.4p			54.9p

Note:
Details of the exceptional items are set out in note 4 to the financial statements. Excluding the impact of exceptional items and amortisation of intangible assets of £19m (2004: £13m), total profit from operations is £670m (2004: £648m).

GALLAHER GROUP Plc

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005

	Note	2005	2004
		£m	£m
ASSETS
Non-current assets
Property, plant and equipment	11	622	588
Intangible assets	12	1,452	1,401
Investments in associates	13	116	122
Investments in joint ventures	14	9	8
Deferred tax assets	22	27	33
Retirement benefit assets	21	56	7
Trade and other receivables	15	4	4
Derivative financial instruments	20	36	32
Financial assets at fair value through profit or loss	17	7	8
		2,329	2,203
Current assets
Inventories	16	474	484
Trade and other receivables	15	812	800
Derivative financial instruments	20	32	84
Cash and cash equivalents	20	221	761
		1,539	2,129
Non current assets classified as held for sale	18	6	—
		1,545	2,129
Total assets		3,874	4,332

LIABILITIES
Non-current liabilities
Borrowings	20	1,594	2,215
Derivative financial instruments	20	—	2
Trade and other payables	19	6	5
Deferred tax liabilities	22	72	51
Retirement benefit liabilities	21	71	79
Provisions for liabilities and charges	23	29	28
		1,772	2,380
Current liabilities
Borrowings	20	816	892
Derivative financial instruments	20	43	37
Trade and other payables	19	1,032	992
Current income tax liabilities		61	83
Provisions for liabilities and charges	23	14	8
		1,966	2,012
Total liabilities		3,738	4,392
Net assets/(liabilities)		136	(60)
Equity
Share capital	24	65	65
Share premium account	24	134	129
Capital redemption reserve	25	8	8
Merger reserve	25	146	146
Other reserve	25	(911)	(911)
Currency translation reserve	25	(5)	(13)
Retained earnings	25	667	485
Equity attributable to shareholders		104	(91)
Minority interests	27	32	31
Total equity		136	(60)

GALLAHER GROUP Plc

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 2005

	Note	2005	2004
		£m	£m
Cash flows from operating activities
Cash generated from operating activities	28	700	755
Dividends received from associates and joint ventures		15	10
Income tax paid		(143)	(90)

Net cash from operating activities		572	675
Cash flows from investing activities
Acquisition of subsidiaries, including minority interests		—	(5)
Purchases of property, plant and equipment		(103)	(103)
Proceeds from sale of property, plant and equipment	29	21	8
Purchases of intangible assets		(75)	(6)
Decrease in investments in associates and joint ventures		2	3

Net cash from investing activities		(155)	(103)
Cash flows from financing activities
Interest paid		(163)	(140)
Interest received		44	16
Proceeds from issuance of ordinary shares		3	4
Purchase of ordinary shares		(1)	(1)
Proceeds from borrowings		75	586
Repayment of borrowings		(701)	(215)
Dividends paid to minority interests		—	(5)
Dividends paid to the Company's shareholders		(210)	(196)

Net cash from financing activities		(953)	49
Net (decrease)/increase in cash and cash equivalents		(536)	621
Cash and cash equivalents at beginning of the year		756	134
Exchange (losses)/gains on cash and cash equivalents		(1)	1

Cash and cash equivalents at the end of the year	30	219	756

GALLAHER GROUP Plc

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
YEAR ENDED 31 DECEMBER 2005

	Note	2005	2004
		£m	£m
Actuarial gain/(loss) recognised on retirement benefits	21	30	(14)
Deferred tax relating to actuarial gain/(loss) on retirement benefits		(9)	5
Currency translation differences		8	(13)

Net income/(expense) recognised directly in equity		29	(22)
Profit for the year		372	362

Total recognised income for the year		401	340

Attributable to:
Equity shareholders		398	336
Minority interests		3	4

		401	340

GALLAHER GROUP Plc

NOTES TO THE FINANCIAL STATEMENTS

1.     Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union. In addition, the Group complies with the full published version of IAS 39 Financial Instruments: Recognition and Measurement.

The 2005 financial statements are the Group's first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group's balance sheet as at 1 January 2004 have been restated to comply with IFRS.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated financial statements incorporate the accounts of Gallaher Group Plc and all its subsidiaries together with the Group's share of the post-tax results and net assets of its joint ventures and associates.

(a)
Subsidiaries

Subsidiaries are all entities that are ultimately controlled by Gallaher Group Plc. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The cost of an acquisition is measured as the fair value of the consideration given for assets acquired, equity instruments issued and liabilities incurred or assumed at the date of the exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b)
Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control. Joint ventures are contractual arrangements whereby the Group, together with one or more parties, undertake an economic activity which is subject to joint control. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recorded at cost. The Group's investment in associates and joint ventures includes goodwill identified on acquisition. The Group's share of its associates' and joint ventures' post-acquisition profits or losses are recognised in the income statement post-tax, and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associate or joint venture. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Segment reporting

The Group's management structure and internal reporting systems are focused on the geographic regions in which the Group operates. Therefore, the primary reporting format under IAS 14 Segment Reporting is by geographic segment. These segments reflect components of the Group that operate within particular economic environments which are subject to certain risks and returns that are different from those components operating in other economic environments.

The secondary reporting format is by business segment. The Group distinguishes the results of its manufacturing and distribution operations within this format.

Costs are borne by geographic and business segments as incurred.

Foreign currencies

The income and cashflow statements of Group undertakings with a functional currency other than sterling are translated to sterling at average rates of exchange in each year. Assets and liabilities of these undertakings are translated at rates of exchange existing at the end of the accounting period.

The differences between retained profits of overseas subsidiaries, joint ventures and associates translated at average and closing rates of exchange are taken to reserves, as are the differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year. Any differences that have arisen since 1 January 2004 are presented as a separate component of equity. As permitted under IFRS 1 First time Adoption of International Financial Reporting Standards, any differences prior to that date are not included in this separate component of equity.

Foreign currency transactions are initially recorded in the functional currency of the transacting entities at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Revenue recognition

Revenue from the sale of goods and services is measured at fair value, net of sales and marketing incentives and excluding sales within the Group. Revenue comprises amounts charged to customers for goods sold, services supplied, licence fees and excise duties paid by the Group but not VAT or its equivalent. The Group recognises such revenue when the risks and rewards of ownership are transferred significantly (which is generally when goods are received by the customer), and collection of the related receivable is reasonably assured. Sales and marketing incentives include retrospective payments made to customers relating to specific performance criteria, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

Excise duties

Excise duties are accounted for as a component of cost of goods sold and, accordingly, are not shown as a deduction from sales. However, a key performance indicator used by management is operating margin which is calculated as total profit from operations before amortisation of intangible assets and exceptional items expressed as a percentage of net sales. Net sales in this context is defined as sales less excise duties incurred.

Exceptional items

Items that are both material in size, and unusual and infrequent in nature are presented as exceptional items in the income statement. The directors are of the opinion that the separate recording of exceptional items provides helpful information about the Group's underlying business performance. Examples of events, inter alia, which may give rise to the classification of items as exceptional include the restructuring of existing and newly acquired businesses, gains and losses on the disposal of businesses or individual assets and asset impairments.

Advertising

All advertising expenditure, including that relating to new brands, is charged to the income statement in the year in which it is incurred.

Research and development

Research and development expenditure is charged to the income statement as incurred, except that development expenditure is capitalised if it meets the recognition criteria of IAS 38 Intangible Assets. To date, no development expenditure has met the capitalisation recognition criteria.

Dividend distribution

Dividend distributions to shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the relevant Company's shareholders or, in the case of interim dividends, when they are declared. Where a dividend has been proposed, no liability is recognised in the financial statements for the period, although it is included in certain performance indicators such as dividend cover.

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation. Depreciation is calculated to write-down the cost of the tangible assets to their residual values, on a straight-line basis, over their estimated useful lives, namely:

Land and buildings
Freehold land	Not depreciated
Freehold buildings	50 years
Long leasehold (lease term 50 years or more)	50 years
Plant and machinery	3–20 years
Fittings and equipment	3–10 years
Assets in the course of construction	Not depreciated

Assets in the course of construction relate mainly to new factory premises under construction and deposits paid in respect of the installation of certain plant and machinery. Depreciation commences when these assets become operational.

The Group does not capitalise borrowing costs incurred in the construction of qualifying assets.

Intangible assets: acquired goodwill

Goodwill is not amortised, but is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of future impairment testing. Each cash generating unit is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cashflows from other groups of assets. Goodwill arising on the acquisition of subsidiaries is presented in intangible assets and on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Intangible assets: other

The cost of other intangible assets acquired in a business combination is the fair value at acquisition date. These assets are shown at cost, and amortised, on a straight-line basis, over their expected useful economic lives. The definition of cost for separately acquired assets, as well as the useful economic life, varies according to the type of intangible asset:

(a)
Trademarks

Trademarks acquired separately are shown at historic cost, including acquisition expenses, and amortised, on a straight-line basis, over their expected useful economic lives. Trademarks principally relate to certain registrations of the Benson & Hedges and Silk Cut trademarks in Western Europe. The directors are of the opinion that, based on the established brand equity of Benson & Hedges and Silk Cut in these and other markets and the expectation that they will continue to be developed and generate significant earnings over the long-term future, a life of up to 40 years is appropriate. All other trademarks are amortised over a period not exceeding 20 years.

(b)
Other intangible assets

Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. These costs are amortised over their useful economic lives, a period not exceeding 10 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. If acquired separately, other intangible assets are shown at historic cost, including acquisition expenses, and amortised on a straight-line basis, over their expected economic lives, not exceeding 20 years.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the liability is settled.

Deferred tax assets are not recognised to the extent that the realisation of economic benefits in the future is not probable.

Deferred tax is fully provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. The cost of finished goods and work in progress comprises consumable goods, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Borrowing costs are excluded. Raw materials and consumable goods primarily consist of raw tobacco leaf, packaging materials and tax stamps. Finished goods comprise products made within the Group's manufacturing locations including excise duty where the liability has crystallised, and goods purchased by the Group for direct re-sale. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Employee benefits

(a)
Pensions

The Group operates both defined benefit pension plans and defined contribution pension plans.

A defined benefit pension plan defines the amount of pension benefit an employee will receive on retirement. The amount recognised in the balance sheet is the difference between the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated at each reporting date by independent actuaries using the projected unit credit method.

Past service costs are recognised immediately in the income statement within operating profit, except past service costs where changes to the pension benefits are conditional on the employees remaining in service for a specified period of time. In this case, the past service costs are amortised on a straight-line basis over the vesting period. Interest on retirement benefit liabilities and the expected return on pension plan assets are disclosed within finance expense and finance income in the income statement. All actuarial gains and losses, including differences between actual and expected returns on assets and differences arising from changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the period in which they arise.

A defined contribution plan is one under which fixed contributions are paid by the Group to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the income statement as an employee benefit expense when they are due. Pre-paid contributions are recognised as an asset to the extent that a cash refund or reduction in the future payments is available.

(b)
Other post-employment benefit obligations

Other post-employment benefits comprise healthcare, product gratuities and severance plans provided by certain subsidiaries of the Group to some retirees. The entitlement to these benefits is generally conditional on an employee remaining in service up to retirement age and/or the completion of a minimum service period and the rules of the relevant trusts. The income statement and balance sheet treatment with respect to these benefits is similar to that for defined benefit pension plans. The obligations are valued at each reporting date by independent actuaries.

(c)
Share-based compensation

The Group operates various equity settled, and cash settled share option schemes. For equity settled schemes, the option is recognised as an expense over the vesting period of the options. The total amount to be expensed over the vesting period is determined by the fair value of the options granted at the grant date. Non-market related vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. At each balance sheet date these estimates are revised and any adjustments are recognised in the income statement and shareholders' equity. The proceeds received are credited to share capital and share premium when the options are exercised. Cash settled schemes are recognised as an expense over the vesting period. The fair value of the liability is measured at each balance sheet date and at the date of settlement with changes in fair value recognised in the income statement.

IFRS 2 Share-based Payment, has been applied, in accordance with IFRS 1, to equity settled options granted after 7 November 2002 (including those that vested before 1 January 2005) and to all cash settled share options.

Financial instruments

Financial instruments are reported and measured in accordance with IAS 32 and IAS 39 respectively. Financial instruments comprise: non-derivative financial assets and liabilities, including cash, deposits and borrowings; and financial derivatives, whose value changes in line with movements in market rates. The Group uses derivative financial instruments to hedge exposure to interest rate and foreign exchange risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Non-derivative financial assets are classified as either: loans and receivables, cash and cash equivalents, or financial assets held at fair value through profit or loss.

Financial assets held at fair value through profit or loss are stated at their market value and changes in this value are taken to the income statement. Financial assets held at fair value principally comprise listed securities held as collateral for pension and excise duty obligations. All other financial assets are stated at the lower of their initial cost (including any transaction costs and accrued interest receivable) and their estimated recoverable amount. Cash and cash equivalents include cash in hand; deposits held on call with banks, other short-term highly liquid investments and accrued interest income thereon. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Non-derivative financial liabilities include borrowings and finance leases. They are stated at their redeemable value, including accrued interest payable, less transaction costs that have not yet been recognised in the income statement.

Where the change in value of a financial liability or financial asset, due to the movement in market interest rates, has been hedged with a financial derivative, its value is adjusted for the change in market value due to the financial risk being hedged. Where such fair value hedging relationships exist, the change in the value of the liability or asset being hedged should broadly offset the change in market value of the hedging instrument and any difference is recognised immediately in the income statement.

Derivative financial instruments are stated at their market value in the balance sheet and are classified as current assets or liabilities, unless they form part of a hedging relationship, in which case their classification follows the classification of the hedged financial asset or liability. Changes in the market value of derivative financial instruments are recognised immediately in the income statement, unless the derivative is designated as a hedge of a net investment in a foreign operation or as a hedge of future cash flows, in which case the changes in value are taken direct to equity. A net investment in a foreign operation comprises the cost of the investment, long-term intra-group receivables and payables that are not intended to be settled, and post-acquisition reserves. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly taken to equity.

Where gains and losses have been taken direct to equity, the accumulated gain or loss is subsequently transferred to the income statement in the same period in which the foreign operation is sold or otherwise disposed of.

Leases

Assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of useful economic lives and the period of the lease. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to the income statement over the period of the lease. Rentals paid under operating leases are charged to the income statement over the lease term on a straight-line basis.

2.     Critical accounting estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that are felt most capable of influencing the carrying amounts of assets and liabilities to a material extent within the next financial year are discussed below.

(a)    Estimated impairment of goodwill and other intangible assets

The Group tests annually whether goodwill and other long-lived intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 12). As at 31 December 2005, the headroom for value-in-use above the carrying value of goodwill on each material unit of acquired goodwill exceeds 10%. As such, it is not felt that a reasonably possible change in any single assumption on which management has based its determination of the value-in-use would cause the material units' carrying amounts to exceed their recoverable amounts.

(b)    Income taxes

The Group is subject to tax in numerous jurisdictions and significant judgement is exercised in determining the provision for taxes in each fiscal territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises probable liabilities for anticipated tax issues based upon an estimate of whether additional tax will be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c)    Retirement Benefits

Costs relating to the various defined benefit pension schemes operating within the Group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and assets or liabilities for inclusion in the accounts. The assets and liabilities of the scheme are included in the balance sheets of the entities to which the schemes relate and, on consolidation, in the Group balance sheet. The income statement components of the annual pension scheme movements are derived from the increase in the liability to pension scheme members of a further year of service, an interest cost relating to the unwinding of the discount used in arriving at the present value of that expected liability and an estimated return on the assets held by the scheme based on assumptions taken at the previous year-end.

At the end of each year, the value of the assets and liabilities that comprise the scheme is ascertained and the difference between the actual and expected position (as derived from the income statement entries) is taken through the Statement of recognised income and expense and hence the reserves of the entity that operates the scheme. If the markets in which assets held by the pension scheme decline, substantial deficits may arise and may reduce the ability of a company to pay dividends.

The Group takes advice from independent actuaries as to the appropriateness of the assumptions we use. However, it is important to note that relatively small changes in the assumptions we use can have a significant effect on the income statement and balance sheet pension components.

Details of the key assumptions used to derive the amounts disclosed in relation to retirement benefits are set out in note 21 to the financial statements. Management regards the key valuation driver to be the discount rate, which over the last three years has moved by less than 1% in aggregate. As at 31 December 2005, a movement of 0.1% on the discount rate would give rise to a movement of £16m on the present value of accrued retirement benefit liabilities.

3.     Segment reporting

Primary reporting format : geographic segments

The Group is principally engaged in the manufacture, marketing and selling of tobacco and tobacco related products. A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and the Group's geographic segments form the focus of the Group's internal reporting systems.

The Group is organised into four distinct, independently managed, geographic segments: United Kingdom ("UK"), Europe, Commonwealth of Independent States ("CIS") and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and Scandinavia).

The segment results are as follows:

2005

	UK	Europe	CIS	Rest of World	Total
	£m	£m	£m	£m	£m
Gross segment sales	3,767	3,810	476	318	8,371
Inter-segment sales	(109)	(16)	—	(32)	(157)

Sales	3,658	3,794	476	286	8,214

Duty	3,086	2,247	120	158	5,611

Total profit from operations before amortisation of intangible assets and exceptional items	310	259	67	34	670
Amortisation of intangible assets	(4)	(15)	—	—	(19)
Exceptional items	(22)	(10)	—	(3)	(35)

Total profit from operations	284	234	67	31	616

Other segment items included in the income statement are as follows:
Share of profit of associates and joint ventures	—	17	—	—	17
Depreciation	28	41	14	3	86
Impairment of trade receivables	—	—	—	1	1

2004

	UK	Europe	CIS	Rest of World	Total
	£m	£m	£m	£m	£m
Gross segment sales	3,799	3,866	410	192	8,267
Inter-segment sales	(119)	(30)	(1)	(2)	(152)

Sales	3,680	3,836	409	190	8,115

Duty	3,112	2,283	102	71	5,568

Total profit from operations before amortisation of intangible assets and exceptional items	302	260	57	29	648
Amortisation of intangible assets	(3)	(10)	—	—	(13)
Exceptional items	(9)	(5)	—	(3)	(17)

Total profit from operations	290	245	57	26	618

Other segment items included in the income statement are as follows:
Share of profit of associates and joint ventures	—	19	—	—	19
Depreciation	28	33	14	2	77

Segment operating profit comprises total profit from operations less the share of profit of associates and joint ventures.

The Group operates a centralised financing policy and considers that any segmental apportionment of interest and interest bearing net liabilities would not be meaningful.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The segment assets and liabilities at 31 December and capital expenditure for the year then ended are as follows:

2005

	UK	Europe	CIS	Rest of World	Total
	£m	£m	£m	£m	£m
Assets	815	1,737	494	489	3,535
Associates	—	116	—	—	116
Joint ventures	—	9	—	—	9

Total assets	815	1,862	494	489	3,660
Liabilities	(542)	(513)	(96)	(103)	(1,254)

Net assets	273	1,349	398	386	2,406

Capital expenditure:
Additions to property, plant and equipment	33	40	22	29	124
Additions to intangible assets	3	73	—	—	76

2004

	UK	Europe	CIS	Rest of World	Total
	£m	£m	£m	£m	£m
Assets	793	1,819	458	402	3,472
Associates	—	122	—	—	122
Joint ventures	—	8	—	—	8

Total assets	793	1,949	458	402	3,602
Liabilities	(547)	(579)	(103)	(63)	(1,292)

Net assets	246	1,370	355	339	2,310

Capital expenditure:
Additions to property, plant and equipment	25	47	23	9	104
Additions to intangible assets	2	1	4	—	7

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables. They exclude deferred taxation, derivatives and cash and cash equivalents.

Segment liabilities comprise operating liabilities. They exclude items such as current income tax payables, deferred taxation, corporate borrowings and derivatives.

Segment net assets are reconciled to the consolidated balance sheet as follows:

	2005 £m	2004 £m
Segment net assets	2,406	2,310
Taxation (current income tax, deferred tax assets and deferred tax liabilities)	(106)	(101)
Net debt (cash and cash equivalents, borrowings and derivative financial instruments)	(2,164)	(2,269)

Net assets/(liabilities)	136	(60)

Secondary reporting format : business segments

At 31 December 2005, the Group's operations comprise two main business segments: the manufacture, marketing and selling of tobacco products ("Tobacco"); and the distribution of tobacco and non-tobacco products ("Distribution"). The distribution operations are all within the Europe business segment.

	2005 £m	2004 £m
Sales
Tobacco	6,254	6,121
Distribution	1,960	1,994

	8,214	8,115

Duty
Tobacco	4,750	4,683
Distribution	861	885

	5,611	5,568

Total profit from operations
Tobacco
– before amortisation of intangible assets and exceptional items	605	585
– amortisation of intangible assets	(12)	(9)
– exceptional items	(25)	(17)

	568	559

Distribution
– before amortisation of intangible assets and exceptional items	65	63
– amortisation of intangible assets	(7)	(4)
– exceptional items	(10)	—

	48	59

Total
– before amortisation of intangible assets and exceptional items	670	648
– amortisation of intangible assets	(19)	(13)
– exceptional items	(35)	(17)

	616	618

Total assets
Tobacco	3,330	3,698
Distribution	544	634

	3,874	4,332

Capital expenditure (additions to property, plant and equipment and intangible assets)
Tobacco	192	91
Distribution	8	20

	200	111

4.     Exceptional items

In 2003 and early 2004, Gallaher announced the restructuring of its European operations and administration. Gallaher ceased all manufacturing in the Republic of Ireland by the end of 2003, and reduced jobs in the UK, Austria and Sweden.

In early 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals comprised: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network in Europe. This activity commenced in 2005.

In December 2005, Gallaher further announced a restructuring of its German vending operation, ATG, reducing its machine park in recognition of new legislation coming into effect in 2007. In addition, Gallaher sold its Dublin former factory site, realising a gain of £15m.

Net exceptional charges of £35m are included in the income statement for the year ended 31 December 2005 in respect of these restructuring programmes, comprising: £13m charged in cost of goods sold (net of the gain on disposal of the Dublin former factory site); £13m charged in distribution, advertising and selling costs; and, £9m charged in administrative expenses. The charge for the year ended 31 December 2004 amounted to £17m. The tax credit associated with the 2005 net exceptional charge is £8m (2004: £6m). The restructuring charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gain on disposal of land and buildings. The restructuring gave rise to a net cash outflow in 2005 of £18m (2004: £15m) (notes 28 and 29).

5.     Directors and employees

Information on the directors' remuneration (including pensions), shareholdings and share options is given in the remuneration report on pages 27 to 39 of the 2005 annual report and financial statements.

The average number of persons employed by the Group during the year, including executive directors and part-time employees, was:

	2005	2004
	number	number
UK	1,761	1,836
Europe	3,378	3,597
CIS	5,162	5,026
Rest of World	799	713

	11,100	11,172

Employee benefit expense:

	2005	2004
	£m	£m
Wages and salaries, including termination benefits of £26m (2004: £11m)	233	222
Social security costs	38	39
Share options granted to directors and employees	5	1
Pension costs : defined contribution plans	3	2
Pension costs : defined benefit plans (note 21)	14	17
Other post-employment benefits (note 21)	3	3

	296	284

6.     Finance costs : net

	2005	2004
	£m	£m
Interest expense:
– bank borrowings	13	14
– eurobonds and medium term notes	114	130
– premium on forward foreign exchange contracts	1	9
– other	1	2
	129	155
Interest and other financial income:
– bank deposits	(9)	(16)
– interest rate swaps	(3)	(8)
– other	(2)	(4)
	(14)	(28)
Fair value gains on derivative financial instruments not designated as hedges	(6)	(6)
Net retirement benefits financing income:
– expected return on pension plan assets	(57)	(54)
– interest on retirement benefit liabilities	48	47
	(9)	(7)

Finance costs : net	100	114

Comprising:
Interest and other finance income	(77)	(88)
Interest and other finance expense	177	202

The Group uses forward foreign exchange contracts to hedge the foreign exchange risk arising on intra-Group borrowings and to hedge the net investment in foreign operations. The premiums payable and discounts receivable on such contracts are amortised over the term of the contracts and recognised as net finance costs in the income statement.

The fair value gains on derivative financial instruments not designated as hedges represents the change in the market value of interest rate swaps and the change in the value of foreign exchange contracts attributable to interest rate risk. The change in the value of forward foreign exchange contracts attributable to foreign exchange risk is matched with exchange gains and losses on the underlying assets or liabilities within Group operating profit or, in the case of net investment hedges, taken direct to the currency translation reserve in equity.

The ineffective portion of interest rate swaps designated as fair value hedges was nil in 2005 (2004: nil).

7.     Profit before taxation

	2005	2004
	£m	£m
Profit before taxation is stated after charging/(crediting):
Staff costs (note 5)	296	284
Depreciation of property, plant and equipment:
– owned assets (including £7m charged in 2005 within exceptional items. 2004: nil)	85	77
– under finance leases	1	—
Amortisation of government grants	(1)	—
Amortisation of intangible assets:
– subsidiaries	15	12
– associates	4	1
Net profit on disposal of property, plant and equipment (including a profit of £14m in 2005 within exceptional items. 2004: nil)	(13)	(1)
Other operating lease rentals payable:
– plant and machinery	4	3
– property	9	9
Exceptional items : restructuring costs (note 4)	35	17
Net foreign exchange gains (included in administrative expenses)	(2)	(3)

Audit fees for the Group amounted to £1.4m (2004: £1.3m).

Fees payable to PricewaterhouseCoopers in the UK for non-audit work amounted to £0.7m (2004: £0.3m). An analysis of total PricewaterhouseCoopers costs is set out on page 22 of the 2005 annual report and financial statements.

8.     Taxation charge

	2005	2004
	£m	£m
Current tax:
– UK corporation tax at 30% (2004: 30%)	62	63
– overseas	65	60

	127	123
Deferred tax (note 22):
– UK	7	11
– overseas	10	8

	17	19

	144	142

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004
	£m	£m
Profit before tax	516	504

Tax calculated at domestic tax rates applicable to profits in the respective countries	136	133
Expenditure not deductible for tax purposes	13	1
Non taxable income/credits	(9)	(14)
Untaxed reserves	—	10
Tax losses for which no deferred tax assets have been recognised	(4)	(2)
Timing differences	—	(2)
Utilisation of previously unrecognised tax losses	(1)	2
Amortisation of goodwill and other intangibles	5	5
Adjustments to tax charge in respect of prior periods	4	9

Tax charge	144	142

The tax charge in 2005 includes a tax credit of £8m relating to exceptional items (2004: £6m) (note 4).

9.     Earnings per share

	2005	2004
Basic earnings per share (pence per share)	56.5p	55.0p

Diluted earnings per share (pence per share)	56.4p	54.9p

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the Employee Benefit Trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's dilutive potential ordinary shares are those options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

A reconciliation of the earnings and weighted average number of shares used in the calculations are set out below.

	2005	2004
Earnings (£m):
Basic and diluted	369	358
Weighted average number of ordinary shares in issue (m):
Ordinary shares in issue	655.3	654.1
Shares held by employee share trusts	(2.0)	(2.2)

Shares used in the calculation of basic earnings per share	653.3	651.9
Potentially dilutive share options	1.6	1.6

Shares used in the calculation of diluted earnings per share	654.9	653.5

The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share are shown below:

	2005	2004
	pence	pence
Earnings per share:
Basic earnings per share	56.5	55.0
Adjustment for exceptional items (net of tax and minority interest)	3.7	1.7
Adjustment for amortisation of intangible assets	2.9	2.0

Adjusted earnings per share	63.1	58.7

The adjusted earnings per share is based on:

	2005	2004
	£m	£m
Earnings:
Profit for the year attributable to equity shareholders	369	358
Exceptional items (before tax)	35	17
Tax on exceptional items	(8)	(6)
Minority share of exceptional items	(2)	—
Amortisation of intangible assets	19	13

Adjusted earnings	413	382

Weighted average number of ordinary shares in issue (m):	653.3	651.9

10.   Dividends per share

Total dividends paid to the Group's shareholders in each year are as follows:

	2005	2004	2005	2004
	Pence per share	Pence per share	£m	£m
Dividends on ordinary equity shares:
Final dividend in respect of 2004	21.5	20.15	141	131
Interim dividend in respect of 2005	10.6	10.00	69	65

	32.1	30.15	210	196

Proposed dividend A final dividend in respect of 2005 of 22.9p per share, amounting to a total dividend of £219m (33.5p per share), is to be proposed at the Annual General Meeting in May 2006. These financial statements do not reflect this proposed dividend. In 2004 the final proposed dividend was 21.5p per share, amounting to a total dividend of £206m (31.5p per share).

11.   Property, plant and equipment

	Land and buildings	Plant and machinery	Fittings and equipment	Construction in progress	Total
	£m	£m	£m	£m	£m
At 1 January 2004
Cost	143	433	284	12	872
Accumulated depreciation	(22)	(172)	(99)	—	(293)

Net book amount	121	261	185	12	579

Year ended 31 December 2004
Opening net book amount	121	261	185	12	579
Exchange differences	(2)	(2)	—	1	(3)
Additions	5	12	48	39	104
Reclassifications	1	33	3	(37)	—
Disposals	(1)	(5)	(8)	(1)	(15)
Depreciation charge	(3)	(27)	(47)	—	(77)

Closing net book amount	121	272	181	14	588

At 31 December 2004
Cost	144	455	297	14	910
Accumulated depreciation	(23)	(183)	(116)	—	(322)

Net book amount	121	272	181	14	588

Year ended 31 December 2005
Opening net book amount	121	272	181	14	588
Exchange differences	2	9	(2)	2	11
Additions	6	20	38	60	124
Reclassifications (see below)	(2)	28	8	(40)	(6)
Disposals	(3)	—	(6)	—	(9)
Depreciation charge	(3)	(35)	(48)	—	(86)

Closing net book amount	121	294	171	36	622

At 31 December 2005
Cost	147	497	324	36	1,004
Accumulated depreciation	(26)	(203)	(153)	—	(382)

Net book amount	121	294	171	36	622

The net book amount of reclassifications in 2005 of £6m comprises properties reclassified as "held for sale" (note 18).

Depreciation has been charged in the income statement as follows:

	2005	2004
	£m	£m
Cost of goods sold	39	32
Distribution, advertising and selling costs	39	38
Administrative expenses	8	7

	86	77

Included within fixtures and fittings are assets acquired by finance lease with a net book value of £2m (2004: £6m).

The net book amount of land and buildings comprises:

	2005	2004
	£m	£m
Freehold	121	120
Long leasehold	—	1

	121	121

12.   Intangible assets

	Goodwill	Trademarks	Other intangibles	Total
	£m	£m	£m	£m
At 1 January 2004
Cost	1,219	221	34	1,474
Accumulated amortisation and impairment	—	(48)	(11)	(59)

Net book amount	1,219	173	23	1,415

Year ended 31 December 2004
Opening net book value	1,219	173	23	1,415
Additions	4	—	3	7
Amortisation charge	—	(8)	(4)	(12)
Exchange differences	(9)	—	—	(9)

Closing net book amount	1,214	165	22	1,401

At 31 December 2004
Cost	1,214	221	37	1,472
Accumulated amortisation and impairment	—	(56)	(15)	(71)

Net book amount	1,214	165	22	1,401

Year ended 31 December 2005
Opening net book amount	1,214	165	22	1,401
Additions	1	71	4	76
Amortisation charge	—	(9)	(6)	(15)
Exchange differences	(10)	—	—	(10)

Closing net book amount	1,205	227	20	1,452

At 31 December 2005
Cost	1,205	292	36	1,533
Accumulated amortisation and impairment	—	(65)	(16)	(81)

Net book amount	1,205	227	20	1,452

Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights.

Amortisation in respect of subsidiaries has been charged in the income statement as follows:

	2005	2004
	£m	£m
Cost of goods sold	9	8
Distribution, advertising and selling costs	2	1
Administrative expenses	4	3

	15	12

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating-units (CGUs) identified according to the country of operation and business type. A summary of the goodwill allocation, illustrating the significant goodwill allocations in comparison with the Group's total goodwill, is presented below:

	Segment	2005	2004
		£m	£m
Austria Tabak : Central Europe	Europe	720	742
Austria Tabak : Scandinavia	Rest of World	266	275
Other	Various	219	197

Goodwill : subsidiaries		1,205	1,214
Associate : Lekkerland	Europe	90	92

Total goodwill		1,295	1,306

With respect to the two significant Austria Tabak CGUs shown above, the recoverable amount of the goodwill of each CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Based on management's experience as to the periods over which competitive advantage from acquisition can be retained, cash flows beyond the initial forecast period are extrapolated for an additional four years at growth rates applicable to reduce the annual growth rates gradually down to rates in line with management's view of the long-term average growth for the tobacco industry in each business region. A terminal value is then calculated, based on the final extrapolated year's cash flows and appropriate perpetual growth rates.

When assessing the value-in-use of potential acquisitions, the tobacco industry tends to apply perpetual growth rates within the range of –1% to +1%, depending on the operating environment of the acquisition in question. The weighted average perpetual growth rates applied in calculating the value-in-use of the significant recoverable amount calculations fall within this range. Discount rates applied to the Austria Tabak : Central Europe and Austria Tabak : Scandinavia CGUs are 9% and 10% respectively. Other key assumptions relate to cigarette market shares, size and profitability, which have been based on the key markets of Austria and Sweden. These assumptions have been determined by management based on past performance and expectations for the future. Recoverable value significantly exceeds carrying value for these CGUs.

13.   Investments in associates

	2005	2004
	£m	£m
At 1 January	122	116
Share of profit	13	14
Dividends	(15)	(10)
Exchange differences	(4)	1
Other movements	—	1

At 31 December	116	122

Investments in associates at 31 December 2005 include goodwill of £90m (2004: £92m). The share of profit of associates in 2005 is stated after charging £4m in respect of the amortisation of intangible assets (2004: £1m).

The Group's interest in its principal associate, which is unlisted, was as follows:

Name	Country of Incorporation	Interest held	Sales	Profit	Assets	Liabilities
		%	£m	£m	£m	£m
2005
Lekkerland GmbH & Co KG (formerly Lekkerland-Tobaccoland GmbH & Co KG)	Germany	25.1	1,511	13	284	168
2004
Lekkerland GmbH & Co KG (formerly Lekkerland-Tobaccoland GmbH & Co KG)	Germany	25.1	1,343	14	286	164

14.   Investments in joint ventures

	2005	2004
	£m	£m
At 1 January	8	6
Share of profit	4	5
Exchange differences	(1)	—
Other movements (see below)	(2)	(3)

At 31 December	9	8

During 2005, the Group's net investment in its joint ventures decreased by £2m (2004: £3m), as a result of the repayment of long-term loans by R.J.Reynolds-Gallaher International SARL.

The Group's interest in its principal joint ventures, all of which are unlisted, were as follows:

Name	Country of incorporation	Principal activity
Hungarotabak-Tobaccoland Rt	Hungary	Wholesale distribution of tobacco and other products.
R.J.Reynolds-Gallaher International SARL	Switzerland	Marketing of tobacco products in Europe.
Gallaher-Reynolds Equipment Company	Republic of Ireland	Leasing of tobacco manufacturing machinery.
GOLD-FILTER Kereskedelmi es Szolgaltato kft	Hungary	Wholesale distribution of non-tobacco products.

The Group's interest in each joint venture is 50%, except in the case of Hungarotabak-Tobaccoland Rt, where the Group owns 51% of the equity through its subsidiary, Austria Tabak. However, voting rights are restricted to 50%.

The Group's share of the assets, liabilities and results of its joint ventures are as follows:

	2005	2004
	£m	£m
Assets
Non-current assets	4	4
Current assets	22	21

	26	25

Liabilities
Non-current liabilities	—	—
Current liabilities	17	17

	17	17

Net Assets	9	8

Income	60	95
Expenses	(56)	(90)

Profit after income tax	4	5

There are no contingent liabilities relating to the Group's interest in its joint ventures, and no contingent liabilities of the joint ventures themselves.

The Group's joint ventures had no capital commitments at 31 December 2005 (2004: nil).

15.   Trade and other receivables

	2005	2004
	£m	£m
Trade receivables	750	741
Less: provision for impairment of receivables	(4)	(3)

Trade receivables : net	746	738
Prepayments and accrued income	17	16
Receivables from related parties (note 34)	4	10
Other receivables	49	40

	816	804
Less non-current portion: other receivables	(4)	(4)

Current portion	812	800

The non-current receivables are due within five years from the balance sheet date.

The Groups' current receivables principally comprise short-term trade receivables due within 30–60 days of the balance sheet date in accordance with normal trade terms.

The fair value of the Group's non-current receivables at 31 December 2005 amounted to £4m (2004: £4m). The fair values are based on cash flows discounted using a rate based on the borrowings rate of 5.0% (2004: 5.0%).

The Group has recognised a loss of £1m (2004: nil) for the impairment of trade receivables during the year ended 31 December 2005. The loss has been included within operating expenses in the income statement.

16.   Inventories

	2005	2004
	£m	£m
Raw materials and consumables	178	189
Work in progress	8	28
Finished goods and goods for resale	288	267

	474	484

The cost of inventories recognised as expense and included in "cost of goods sold" amounted to £5,874m (2004: £5,829m).

Finished goods inventories are carried at lower of cost or net realisable value (fair value less costs to sell). During the year the Group has written down inventories amounting to £5m (2004: £3m). The Group reversed £1m (2004: nil) of previously written down inventories. The amount reversed has been included in "cost of goods sold" in the income statement.

17.   Financial assets at fair value through profit or loss

	2005	2004
	£m	£m
Listed equity securities : eurozone countries	7	8

Financial assets principally comprise listed securities held by the Austria Tabak group of companies as collateral for pension and excise duty obligations. These financial assets are designated at fair value on initial recognition.

Changes in financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the cash flow statement.

Changes in fair values of financial assets at fair value through profit or loss are recorded in "other gains and losses : net" in the income statement.

18.   Non current assets held for sale

As a consequence of the restructuring of the Group's European operations and administration during 2005 (note 4), a number of properties have become surplus to requirement. These properties, which include two factories in Austria and several distribution depots, are being actively marketed and have been classified as assets held for sale.

	2005	2004
	£m	£m
Property, plant and equipment	6	—

19.   Trade and other payables

	2005	2004
	£m	£m
Trade payables	160	125
Excise duties, social security and other taxes	726	746
Amounts due to related parties (note 34)	16	22
Other payables	61	34
Accrued expenses	75	70

	1,038	997
Less non-current portion: accrued expenses	(6)	(5)

Current portion	1,032	992

20.   Financial Instruments

(a)   Balance sheet analysis

	2005		2004
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
(i) Cash and cash equivalents
Cash at bank and in hand	199	—	188	—
Investments in preference shares issued by corporate entities	—	—	550	—
Other cash equivalents	20	—	18	—
Accrued interest	2	—	5	—

	221	—	761	—

(ii) Borrowings
Non-current:
Bank borrowings	—	195	—	163
Other loans	—	1,384	—	2,034
Finance lease obligations	—	1	—	4
Accrued interest	—	14	—	14

	—	1,594	—	2,215

Current:
Bank borrowings and overdrafts	—	156	—	175
Other loans	—	615	—	639
Finance lease obligations	—	1	—	1
Accrued interest	—	44	—	77

	—	816	—	892

(iii) Derivatives
Interest-rate-swaps : fair value hedges	23	—	20	2
Interest-rate-swaps : other	6	22	6	28
Forward foreign exchange contracts	6	16	30	—
Accrued interest	33	5	60	9

Total	68	43	116	39
Less non-current portion:
Interest-rate-swaps : fair value hedges	23	—	20	2
Accrued interest	13	—	12	—

	32	43	84	37

Total financial assets and liabilities	289	2,453	877	3,146

Total accrued interest included in the above	35	63	65	100

Finance lease obligations are effectively secured as the rights to the leased assets revert to the lessors in the event of default. All other borrowings are unsecured. Cash at bank at 31 December 2005 includes £8m (2004: nil) held in an escrow account (see note 35).

Other loans comprise:

	2005	2004
	£m	£m
€900m 2005 Eurobond 4.875%	—	638
€750m 2006 Eurobond 5.875%	515	530
€375m 2008 Eurobond 5.875%	260	268
£300m 2009 Eurobond 6.625%	301	301
€800m 2011 Eurobond 4.625%	567	583
£250m 2013 Eurobond 5.75%	256	252

Total listed bonds	1,899	2,572
£100m Medium term note 6.47%	100	100
Equipment debt promissory notes	—	1

	1,999	2,673

(iv)   Currency analysis and effective interest rates

The currency denomination and the effective interest rates of the Group's cash and cash equivalents at the balance sheet date are as follows:

	£m	%
At 31 December 2005
By Currency:
Sterling	42	4.1
Euro	75	0.3
Polish zloty	64	4.4
US dollar	5	0.3
Swedish kroner	11	1.1
Russian rouble	7	1.1
Kazakhstan tenge	4	—
Other	13	0.2

Total	221	2.3

By Class of Instrument:
Cash at bank and in hand	199	2.1
Other cash equivalents	20	4.2
Accrued interest	2	—

Total	221	2.3

At 31 December 2004
By Currency:
Sterling	605	4.4
Euro	73	0.1
Polish zloty	61	5.3
US dollar	2	0.1
Swedish kroner	6	1.6
Russian rouble	3	—
Kazakhstan tenge	2	—
Other	9	1.3

Total	761	4.0

By Class of Instrument:
Cash at bank and in hand	188	2.7
Investments in preference shares issued by corporate entities	550	4.4
Other cash equivalents	18	4.6
Accrued interest	5	—

Total	761	4.0

The effective interest rates shown in the tables above have been calculated excluding the accrued interest balances.

The currency denomination and the effective interest rates of the Group's borrowings at the balance sheet date are as follows:

	Maturity
	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		More than 5 years		Weighted Average
	£m	%	£m	%	£m	%	£m	%	£m	%
At 31 December 2005
By Currency:
Sterling	100	6.5	—	—	377	6.3	256	5.8	733	6.1
Euro	587	5.5	101	3.9	270	5.7	567	4.6	1,525	5.1
Polish zloty	50	4.6	—	—	—	—	—	—	50	4.6
Swedish kroner	9	2.0	9	2.0	—	—	—	—	18	2.0
US Dollar	24	5.1	—	—	—	—	—	—	24	5.1
Other	2	11.5	—	—	—	—	—	—	2	11.5
Accrued interest:
Sterling	30	—	—	—	—	—	—	—	30	—
Euro	14	—	—	—	—	—	14	—	28	—

Total	816	5.5	110	3.8	647	6.1	837	5.0	2,410	5.4

By Class of Instrument:
Bank borrowings	156	3.9	109	3.8	86	4.7	—	—	351	4.1
Other loans and finance lease obligations	616	6.0	1	3.9	561	6.3	823	5.0	2,001	5.7
Accrued interest	44	—	—	—	—	—	14	—	58	—

Total	816	5.5	110	3.8	647	6.1	837	5.0	2,410	5.4

At 31 December 2004
By Currency:
Sterling	4	5.7	100	6.5	341	6.1	252	5.8	697	6.0
Euro	724	4.7	532	5.9	373	5.3	583	4.6	2,212	5.1
Polish zloty	55	5.3	—	—	—	—	—	—	55	5.3
Swedish kroner	10	2.6	10	2.6	10	2.6	—	—	30	2.6
US Dollar	22	3.3	—	—	—	—	—	—	22	3.3
Accrued interest:
Sterling	34	—	—	—	—	—	—	—	34	—
Euro	43	—	—	—	—	—	14	—	57	—

Total	892	4.7	642	6.0	724	5.7	849	5.0	3,107	5.3

By Class of Instrument:
Bank borrowings	175	4.1	10	2.6	153	3.3	—	—	338	3.7
Other loans and finance lease obligations	640	4.9	632	6.0	571	6.3	835	5.0	2,678	5.5
Accrued interest	77	—	—	—	—	—	14	—	91	—

Total	892	4.7	642	6.0	724	5.7	849	5.0	3,107	5.3

The effective interest rates shown in the tables above have been calculated excluding the accrued interest balances.

The overall average interest rate payable on net financial liabilities, after the impact of interest rate swaps, during 2005 was 5.6% (2004: 5.8%) and on 31 December 2005 was 5.8% (2004: 5.8%).

(b)   Interest rate exposure

The exposure of the Group's borrowings and cash and cash equivalents to interest rate changes at the balance sheet dates are set out in the tables below, together with the impact of interest rate swaps. Where fixed interest rate receivable swaps have been used to swap fixed rate borrowings into variable rate borrowings, the effective date of the interest rate change is less than one year. Where fixed interest rate payable swaps have been used to swap variable rate borrowings into fixed rate borrowings, the effective date of the interest rate change is the maturity date of the fixed interest rate payable swap.

The dates on which the interest rate on a borrowing changes will be earlier than the contractual maturity date of the borrowing shown in paragraph (c) liquidity risk below where the interest rate payable is reset before the maturity date.

	Date of interest rate change
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2005
Borrowings:
Bank borrowings and overdrafts	251	100	—	—	351
Other loans	615	—	562	822	1,999
Finance leases obligations	1	1	—	—	2
Accrued interest	58	—	—	—	58

Total borrowings	925	101	562	822	2,410
Cash and cash equivalents	(221)	—	—	—	(221)

Net borrowings subject to interest rate changes, before the impact of interest rate swaps	704	101	562	822	2,189
Interest rate swaps:
Fixed rate receivable swaps	1,206	—	(384)	(822)	—
Fixed rate payable swaps	(470)	—	470	—	—

Net borrowings subject to interest rate changes, after the impact of interest rate swaps	1,440	101	648	—	2,189

At 31 December 2004
Borrowings:
Bank borrowings and overdrafts	235	—	103	—	338
Other loans	639	630	569	835	2,673
Finance lease obligations	4	1	—	—	5
Accrued interest	91	—	—	—	91

Total borrowings	969	631	672	835	3,107
Cash and cash equivalents	(761)	—	—	—	(761)

Net borrowings subject to interest rate changes, before the impact of interest rate swaps	208	631	672	835	2,346
Interest rate swaps:
Fixed rate receivable swaps	1,136	84	(385)	(835)	—
Fixed rate payable swaps	(527)	57	470	—	—

Net borrowings subject to interest rate changes, after the impact of interest rate swaps	817	772	757	—	2,346

Interest rate sensitivity

In 2005, if variable interest rates had been 1% higher, on average, with all other variables held constant, post-tax profit for the year would have been £4m (2004: £4m) lower, mainly as a result of higher interest expense on variable rate borrowings.

(c)   Liquidity Risk

The settlement dates of financial instruments at the balance sheet date are set out below. In the case of financial derivatives, settlement is either on a gross or net basis. The Group manages the liquidity risk of financial liabilities by maintaining sufficient liquid financial assets and the availability of funding through an adequate amount of committed credit facilities. At 31 December 2005, in addition to cash and cash equivalents of £221m, the Group had undrawn committed credit facilities totalling £925m (2004: £500m) that mature in 2010.

	Settlement date
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	£m	£m	£m	£m	£m
At 31 December 2005
Gross Settlement Receipts:
Cash and cash equivalents	221	—	—	—	221
Forward foreign exchange contracts:
Euro	231	—	—	—	231
Sterling	323	—	—	—	323
Interest rate swaps	67	72	170	69	378

	842	72	170	69	1,153

Gross Settlement Payments:
Bank borrowings and overdrafts	156	109	86	—	351
Other loans	615	—	558	800	1,973
Finance lease obligations	1	1	—	—	2
Accrued interest	58	—	—	—	58
Forward foreign exchange contracts:
US dollars	241	—	—	—	241
Sterling	229	—	—	—	229
Polish zloty	77	—	—	—	77
Other	12	—	—	—	12
Interest rate swaps	63	67	148	42	320

	1,452	177	792	842	3,263

Net Settlement on Financial Derivatives:
Interest rate swaps:
Receipts	—	—	—	—	—
Payments	5	4	3	—	12
Forward foreign exchange contracts:
Receipts	2	1	—	—	3
Payments	8	—	—	—	8

At 31 December 2004
Gross Settlement Receipts:
Cash and cash equivalents	761	—	—	—	761
Forward foreign exchange contracts:
Euro	786	—	—	—	786
Sterling	192	—	—	—	192
Interest rate swaps	100	68	199	110	477

	1,839	68	199	110	2,216

Gross Settlement Payments:
Bank borrowings and overdrafts	175	10	153	—	338
Other loans	637	631	565	816	2,649
Finance lease obligations	1	2	2	—	5
Accrued interest	91	—	—	—	91
Forward foreign exchange contracts:
Sterling	764	—	—	—	764
US dollars	131	—	—	—	131
Polish zloty	58	—	—	—	58
Interest rate swaps	68	65	185	89	407

	1,925	708	905	905	4,443

Net Settlement on Financial Derivatives:
Interest rate swaps:
Receipts	5	4	6	—	15
Payments	—	—	—	—	—
Forward foreign exchange contracts:
Receipts	—	2	—	—	2
Payments	3	—	—	—	3

(d)   Fair values of financial assets and liabilities

The carrying amounts of cash and cash equivalents, trade and other receivables, bank borrowings and overdrafts, finance lease obligations, financial derivatives and trade and other payables approximate to their fair value. The carrying amounts and fair values of other loans are as follows:

	Carrying amount		Fair value
	2005	2004	2005	2004
	£m	£m	£m	£m
Other loans	1,999	2,673	2,054	2,748

The fair values of other loans are the amounts at which the financial instruments could be exchanged in a current transaction between willing parties.

(e)   Financial risk management

(i)     Interest rate risk

The Group has both interest bearing financial assets and liabilities. As the Group's financial assets are only held for short periods before being used to repay financial liabilities, the Group does not actively manage the interest rate risk on these assets. The Group's policy in respect of financial liabilities is to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core net financial liabilities. At the year-end, fixed interest rate debt, after the impact of interest rate swaps, represented approximately 70% (2004: 70%) of net debt (as defined in note 30).

Interest rate swaps : fair value hedges

The Group has a number of long-term bonds outstanding on which a fixed interest rate is payable. In order to manage the proportion of fixed and variable rate financial liabilities, the Group entered into interest rate swaps under which the Group receives a fixed interest rate equivalent to the fixed coupon payable on the bond and pays a variable interest rate based on a relevant market benchmark interest rate plus a fixed margin. This has the effect of replacing fixed rate debt with variable rate debt. Certain of these interest rate swaps have then been designated as fair value hedges of the corresponding fixed rate financial liability, i.e. the bond. The risk that is being hedged is the change in the fair value of the fixed rate financial liability due to changes in market interest rates. The changes in the value of these fixed rate financial liabilities and the corresponding interest rate swap are taken to the income statement, where they broadly offset. Details of the fixed interest rate receivable swaps that have been designated as fair value hedges are shown below:

					Hedged item				Hedging instrument
	Hedging instrument				Gain/(loss) in net finance costs		Fair value gain/(loss) adjustment		Gain/(loss) in net finance costs		Fair value gain/(loss) adjustment
Hedged item	Maturity date	Fixed rate	Variable rate	Notional principal
					2005	2004	2005	2004	2005	2004	2005	2004
					£m	£m	£m	£m	£m	£m	£m	£m
€900m 2005 4.875% Bond	2005	4.875%	Euribor plus 0.89%	€900m	1	10	—	(1)	(1)	(10)	—	1
€119m 2008 5.875% Bond	2008	5.875%	Euribor plus 1.095%	€119m	—	(2)	(2)	(2)	—	2	2	2
£300m 2009 6.625% Bond	2009	6.625%	Libor plus 1.26%	£300m	(1)	(1)	(2)	(1)	1	1	2	1
€800m 2011 4.625% Bond	2011	4.625%	Euribor plus 0.7%	€800m	(1)	(16)	(17)	(16)	1	16	17	16
£250m 2013 5.75% Bond	2013	5.75%	Libor plus 1.0125%	£250m	(4)	(2)	(6)	(2)	4	2	2	(2)

Total					(5)	(11)	(27)	(22)	5	11	23	18

Interest rate swaps : other

The following interest rate swaps do not meet the criteria for hedge accounting under IAS 39 and changes in their fair value are taken to the income statement. The fixed interest rate payable swaps were undertaken when the Group had a higher level of floating rate bank debt, in order to hedge the cash flow risk. Subsequently, when the Group refinanced floating rate bank debt with fixed interest rate bonds, fixed interest rate receivable swaps were entered into to maintain the overall level of fixed interest rate cover within the target range of 40% to 80%.

				Notional principal			Gain/(loss) in net finance costs		Fair value asset/(liability)
	Maturity date	Fixed rate	Variable rate
				2005		2004	2005	2004	2005	2004
				£m		£m	£m	£m	£m	£m
Fixed interest rate payable swaps:
Sterling	2008	5.9%	Libor	470	(1)	470	1	3	(21)	(22)
Euro	2006	4.8%	Euribor	55		114	2	2	(1)	(3)

Total				525		584	3	5	(22)	(25)

Fixed interest rate receivable swaps:
Sterling	2008	6.6%	Libor plus 1.26%	300		300	(1)	—	5	6
Sterling	2008	5.7%	Libor plus 1.0%	250		250	4	1	1	(3)

Total				550		550	3	1	6	3

(1)
Included in this balance is an interest rate swap contract of £50m maturing in December 2008 with a fixed interest rate payable of 5.6% where the counterparty has the option to extend the contract for a further five years.

(ii)    Foreign exchange risk

The Group has operations in the UK, the Republic of Ireland, Continental Europe, the CIS, Asia and Africa. The Group is exposed to foreign exchange risks arising from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations, mainly with respect to the euro, US dollars, Russian rouble, Polish zloty, Kazakhstan tenge, Ukrainean hryvnia and the UK pound sterling.

To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, companies in the Group use forward contracts, transacted with Group Treasury or external counterparties. The Group also enters into forward exchange contracts to hedge the foreign exchange exposure in respect of intra-Group loans to and from its overseas subsidiaries. Group Treasury is responsible for managing the overall net position of the Group in each foreign currency.

The Group has investments in foreign operations whose net assets are exposed to foreign currency translation risk. The Group finances certain overseas investments in the euro and US dollar through the use of foreign currency borrowings and forward exchange contracts to hedge the net foreign currency investment including the post-acquisition retained reserves. The Group hedges the foreign exchange risk on a post-tax basis. As the exchange differences arising on the post-acquisition retained profits are not subject to taxation, the value of the foreign currency liabilities used to hedge these profits is grossed up at the prevailing UK corporation tax rate. The Group does not hedge the foreign exchange risk in respect of the translation of the results of overseas operations into sterling.

(iii)   Net investment hedges

	2005		2004
	Euro	US Dollar	Euro	US Dollar
	£m	£m	£m	£m
Hedging instruments:
Foreign currency borrowings	1,323	—	1,363	—
Forward foreign exchange contracts	106	247	110	221

Total value of hedging instruments	1,429	247	1,473	221

(f)    Credit Risk

The Group has some significant concentrations of credit risk with trading customers and financial institutions. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history and obtains guarantees or other means of credit support to reduce the risk, where this is considered to be necessary. Derivative and other financial transactions are undertaken only with counterparties that have an investment grade credit rating.

21.   Retirement benefit obligations

(i)    Balance sheet obligations:

	2005	2004
	£m	£m
Pension benefits : net (assets)/liabilities	(36)	22
Other post-employment benefits	51	50

	15	72

Other post-employment benefits comprise medical benefits ("healthcare"), product gratuities and severance payments.

The amounts recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m
Present value of funded obligations	972	905
Present value of unfunded obligations	67	66

Total defined benefit obligation	1,039	971
Fair value of plan assets	(1,024)	(899)

	15	72

The movement in the defined benefit obligation is as follows:

	2005	2004
	£m	£m
At 1 January	971	915
Employer service cost	15	15
Past service cost	3	6
Curtailment gains	(1)	(1)
Interest cost	48	47
Actuarial losses	60	44
Contributions by plan participants	2	2
Benefits paid	(55)	(50)
Settlements	—	(8)
Exchange differences	(4)	1

At 31 December	1,039	971

The movement in the fair value of the plan assets is as follows:

	2005	2004
	£m	£m
At 1 January	(899)	(835)
Expected return on plan assets	(57)	(54)
Actuarial gains	(90)	(30)
Employer contributions	(34)	(36)
Contributions by plan participants	(2)	(2)
Benefits paid	55	50
Settlements	—	8
Exchange differences	3	—

At 31 December	(1,024)	(899)

(ii)   Pension benefits

The Group operates defined benefit retirement arrangements in the UK, Austria, Republic of Ireland and Germany. All of these plans are administered and financed in accordance with local legislation and practice. In the UK and Irish schemes, assets are held in trust separately from the assets of the subsidiaries. In Austria, book reserves are established in respect of the liabilities and, in line with Austrian legislation, the corresponding assets are held by the respective subsidiary (the subsidiary has no legal right to the use of the assets for any purpose other than the provision of pension benefits). Book reserves are also established in respect of German liabilities, which are unfunded.

The pension costs of these arrangements are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of the UK and Republic of Ireland pension schemes were undertaken as at 31 March 2005 and 1 January 2004 respectively, and the results of these valuations have been updated to 31 December 2005. Formal valuations of the Austrian and German plans are undertaken annually, as at 31 December.

The latest agreed contribution rates (as a percentage of pensionable pay) for the material funded schemes are as follows: UK: 31% plus £10m per annum, Austria: 13.9% per annum and Republic of Ireland: 6.0% per annum.

The UK defined benefit pension scheme was closed to new entrants on 30 June 2003. The main Austrian pension plan was closed to new entrants on 31 December 2002. Because the plans are closed, the average age of the active members is likely to increase in future, leading to an increasing current service contribution rate. This may be offset by a falling total pensionable salary resulting from leavers and retirements.

The amounts recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m
Present value of funded obligations	972	905
Present value of unfunded obligations	16	16
Fair value of plan assets	(1,024)	(899)

	(36)	22

Comprising:
Plans in net surplus (non-current assets)	(56)	(7)
Plans in net deficit (non-current liabilities)	20	29

The principal weighted average actuarial assumptions used in the valuation of the Group's pension liabilities are as follows:

	2005	2004
	%	%
Discount rate	4.7	5.2
Rate of increase in salaries	3.6	3.6
Rate of increase of pensions in payment	2.6	2.6
Rate of price inflation	2.6	2.7

The Group's pension plan assets and weighted average expected rates of return are as follows:

	31 December 2005		31 December 2004
	Expected return per annum	Fair value	Expected return per annum	Fair value
	%	£m	%	£m
Equities	7.9	579	7.4	546
Bonds	4.4	421	4.9	343
Property	5.6	8	5.0	8
Other (including cash)	3.2	16	2.8	2

		1,024		899

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

The amounts recognised in the income statement are as follows:

	2005	2004
	£m	£m
Employer service cost	13	13
Past service cost	2	5
Curtailment gains	(1)	(1)

Charge included in staff costs within operating profit (note 5)	14	17
Interest on retirement benefit liabilities	46	44
Expected return on pension plan assets	(57)	(54)

Net credit included in finance costs	(11)	(10)

Net charge recognised in the income statement	3	7

The actual return on pension plan assets was £147m (2004: £84m).

Costs in respect of defined benefit pension plans are charged to operating profit in the income statement as follows:

	2005	2004
	£m	£m
Cost of goods sold	6	6
Distribution, advertising and selling costs	3	2
Administrative expenses	5	9

	14	17

Movement in the net pension (asset)/liability recognised in the balance sheet:

	2005	2004
	£m	£m
At 1 January	22	28
Total expense charged in the income statement	3	7
Actuarial (gains)/losses	(31)	17
Contributions paid	(30)	(31)
Exchange differences	—	1

At 31 December	(36)	22

UK pension plan

The Group's principal defined benefit pension plan is in the UK. The amounts recognised in the balance sheet in respect of the UK plan are as follows:

	2005	2004
	£m	£m
Present value of funded obligations	850	789
Fair value of plan assets	(899)	(777)

Net (surplus)/deficit	(49)	12

The principal actuarial assumptions used in the valuation of the UK pension liabilities are as follows:

	2005	2004
	%	%
Discount rate	4.80	5.30
Rate of increase in salaries	3.75	3.80
Rate of increase of pensions in payment	2.75	2.80
Rate of price inflation	2.75	2.80

A detailed investigation into the mortality experience of the UK plan was carried out as part of the 2005 actuarial valuations. The life expectancies underlying the value of the pension liabilities of the UK plan at 31 December 2005 are as follows:

	Male	Female
Life expectancy at age 60 (years):
Member currently aged 60	20.3	23.3
Member currently aged 45	22.1	25.1

The UK pension plan assets and expected rates of return are as follows:

	31 December 2005		31 December 2004
	Expected return per annum	Fair value	Expected return per annum	Fair value
	%	£m	%	£m
Equities	8.0	522	7.5	484
Bonds	4.5	377	5.0	293

		899		777

(iii)  Other post-employment benefits

Other post-employment benefits comprise healthcare, product gratuities and severance plans provided by certain subsidiaries of the Group to some retirees. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes.

The main actuarial assumption is the weighted average medical expense inflation of 4.4% per annum (2004: 4.3%) used in the valuation of UK healthcare liabilities.

The liabilities recognised in the balance sheet are determined as follows:

	2005	2004
	£m	£m
Liabilities: present value of unfunded obligations	51	50

The amounts recognised in the income statement are as follows:

	2005	2004
	£m	£m
Employer service cost	2	2
Past service cost	1	1

Charge included in staff costs within operating profit (note 5)	3	3
Interest on liabilities : included in finance costs	2	3

Charge recognised in the income statement	5	6

Of the total charge of £3m (2004: £3m) included in staff costs within operating profit, £2m (2004: £1m) is included in cost of goods sold and £1m (2004: £2m) is included in administrative expenses.

Movement in the liability recognised in the balance sheet:

	2005	2004
	£m	£m
At 1 January	50	52
Total expense charged in the income statement	5	6
Actuarial losses/(gains)	1	(3)
Contributions paid	(4)	(5)
Exchange differences	(1)	—

At 31 December	51	50

(iv)  Experience gains and losses in the year

The experience gains and losses recognised in relation to the Group's retirement benefit plans during the year are analysed as follows:

	2005	2004
	£m	£m
Difference between expected and actual return on scheme assets	90	30
Experience gains and losses on retirement benefit liabilities	(19)	14
Changes in actuarial assumptions	(41)	(58)

Total amount recognised in the statement of recognised income and expense	30	(14)

Comprising:
Pension benefits	31	(17)
Other post-employment benefits	(1)	3
Total amount recognised in the statement of recognised income and expense expressed as a percentage of the present value of retirement benefit liabilities	2.9%	(1.5%)

The cumulative actuarial gain recognised in the statement of recognised income and expense at 31 December 2005 amounted to £16m (2004: loss of £14m).

22.   Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rate applicable in the relevant fiscal territory.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2004
	£m	£m
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	(24)	(27)
– deferred tax asset to be recovered within 12 months	(3)	(6)

	(27)	(33)
Deferred tax liabilities:
– deferred tax liability to be recovered after more than 12 months	60	51
– deferred tax liability to be recovered within 12 months	12	—

	72	51

Net deferred tax liability	45	18

The gross movement on the deferred income tax account is as follows:

	2005	2004
	£m	£m
At 1 January	18	5
Income statement charge (note 8)	17	19
Tax charged/(credited) to equity (note 25)	9	(5)
Exchange differences	1	(1)

At 31 December	45	18

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

The movement in deferred tax assets and liabilities during the year, taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities:

	Accelerated tax depreciation	Fair value gains	Retirement benefits	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2004	23	(10)	(13)	31	31
Charged to the income statement	3	2	5	12	22
Credited to equity	—	—	(2)	—	(2)

At 31 December 2004	26	(8)	(10)	43	51
Charged/(credited) to the income statement	5	2	8	(4)	11
Charged to equity	—	—	10	—	10
Exchange differences	1	—	—	(1)	—

At 31 December 2005	32	(6)	8	38	72

Deferred tax assets:

	Intangible assets	Retirement benefits	Tax losses	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2004	(16)	(2)	(1)	(7)	(26)
Charged/(credited) to the income statement	4	—	—	(7)	(3)
Credited to equity	—	(3)	—	—	(3)
Exchange differences	—	2	—	(3)	(1)

At 31 December 2004	(12)	(3)	(1)	(17)	(33)
Charged/(credited) to the income statement	4	1	(1)	2	6
Credited to equity	—	(1)	—	—	(1)
Exchange differences	—	(1)	—	2	1

At 31 December 2005	(8)	(4)	(2)	(13)	(27)

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

The deferred tax charged to equity during the year of £9m (2004: credit of £5m) relates to tax on actuarial gains/losses recognised on retirement benefits.

Deferred tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has not recognised deferred tax assets of £5m (2004: £2m) in respect of losses amounting to £22m (2004: £12m) that can be carried forward against future taxable income.

Deferred tax is recognised on the unremitted earnings of certain overseas subsidiaries. In other instances, where the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future and hence no deferred tax liability is recognised. If these earnings were remitted, unprovided tax of £34m (2004: £21m) would be payable.

23.   Provisions for liabilities and charges

	Restructuring	Employment benefits	Other provisions	Total
	£m	£m	£m	£m
At 1 January 2005	9	22	5	36
Charged to consolidated income statement:
– additional provisions	8	8	4	20
– unused amounts reversed	(1)	—	—	(1)
Exchange differences	—	(1)	—	(1)
Used during the year	(7)	(2)	(2)	(11)

At 31 December 2005	9	27	7	43

Analysis of total provisions:

	2005	2004
	£m	£m
Non current	29	28
Current	14	8

	43	36

With the exception of vacant property obligations (see below) and on-going employment benefits, management expect the non current portion of provisions to be utilised within five years of the balance sheet date.

Restructuring

Restructuring provisions at 31 December 2005 mainly relate to charges associated with the restructuring of the Group's European operations and administration in Austria and Sweden (note 4) and depot closures in the German vending business.

Employment benefits

Employment benefits relate mainly to contractual "jubilee" one-off cash payments due after a certain service period to employees in Austria, the provision of paid leave prior to severance in Germany and employment benefits relating to the acquisition of Austria Tabak.

Other provisions

Other provisions at 31 December 2005 relate to vacant property obligations, costs associated with the requirement to remove vending machines in compliance with German legislation and deferred consideration relating to the acquisition of Gallaher Snus AB. The property obligations relate to two offices in the UK where the Group has head lease commitments until 2013 and 2014 respectively. Provisions have been made for the residual lease commitments, after taking into account existing sub-tenant arrangements.

24.   Share capital

	Number of shares	Share capital	Share premium
	millions	£m	£m
At 1 January 2004	653.6	65	125
Employee share option schemes : shares issued	1.4	—	4

At 31 December 2004	655.0	65	129
Employee share option schemes : shares issued	1.0	—	5

At 31 December 2005	656.0	65	134

The total authorised number of ordinary shares is 1,050 million shares (2004: 1,050 million shares) with a par value of 10p per share (2004: 10p per share). All shares issued are fully paid.

Share options

The total expense recognised in the year arising from equity-settled share-based payment transactions was £5m (2004: £1m).

Savings-related share option scheme ("SRSOS")

Under the terms of the Gallaher Group Plc Inland Revenue-approved SRSOS the Board may offer options to purchase ordinary shares in the Company to eligible employees who apply to enter into a SRSOS savings contract. Options may be offered at a maximum discount of 20% of the share price as quoted on the London Stock Exchange at or around the date of the offer. The options may normally be exercised during the period of six months after the expiry of the SRSOS contract, three, five or seven years after entering the scheme, or on leaving the Group's employment, other than by resignation, early retirement or dismissal.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004
	Average exercise price	Options (millions)	Average exercise price	Options (millions)
At 1 January	436p	3.9	378p	4.7
Granted	681p	0.4	505p	0.8
Forfeited	665p	(0.1)	455p	(0.2)
Exercised	369p	(0.9)	277p	(1.4)

At 31 December	485p	3.3	436p	3.9

Out of the 3.3m outstanding options (2004: 3.9m), 0.1m options were exercisable (2004: 0.1m options). During the year, 0.9m shares (2004: 1.4m) were allocated to employees in satisfaction of options exercised under the Gallaher Group Plc SRSOS at a weighted average of 369p each (2004: 277p). Options are exercised on a regular basis throughout the year, with the weighted average share price during the period being 830p (2004: 669p).

The following options over ordinary shares have been granted and are outstanding at 31 December 2005:

			Number of shares
Date of grant		Exercise price
	Date exercisable		2005	2004
			(millions)
July 1997	Sep 2002 : Feb 2005	234p	0.0	0.1
October 1998	Dec 2001 : May 2006	330p	0.0	0.2
October 1999	Dec 2002 : May 2007	350p	0.1	0.1
October 2000	Dec 2003 : May 2008	297p	0.1	0.4
October 2001	Dec 2004 : May 2009	367p	0.2	0.2
October 2002	Dec 2005 : May 2010	559p	0.1	0.4
October 2003	Dec 2006 : May 2011	443p	1.6	1.7
October 2004	Dec 2007 : May 2012	505p	0.7	0.8
October 2005	Dec 2008 : May 2013	681p	0.5	—

Total			3.3	3.9

Exercise of an option is subject to continued employment. The fair value of options granted during the period determined using the Black-Scholes valuation model was 226p (2004: 150p). The significant inputs into the model were share price of 877p (2004: 631p), at the grant date, exercise price (see table), standard deviations of expected share price returns for the three, five and seven year schemes of 20%, 24% and 29% respectively (2004: 24%, 30% and 30%), option life, and annual risk-free interest rate of 5% (2004: 5%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three, five or seven years, a period matching the duration of the scheme in question. The expected dividend yield at the date of grant was 4% (2004: 4%), being the available market consensus rate at that time.

Performance share plan and deferred bonus plan

Details of these plans, which are available to senior executives and executive directors, are given in the remuneration report on pages 27 to 39 of the 2005 annual report and financial statements. The vesting of these awards is conditional upon the achievement of certain targets.

Movements in the number of share options outstanding are as follows:

	2005 Options	2004 Options
	(millions)	(millions)
At 1 January	2.9	2.4
Granted	1.2	1.2
Forfeited	—	(0.2)
Exercised	(0.4)	(0.5)
Lapsed	(0.4)	—

At 31 December	3.3	2.9

Out of the 3.3m outstanding options (2004: 2.9m options), nil options were exercisable (2004: nil). During the year, 0.4m shares vested under the two plans in respect of the three-year performance period ended 31 December 2004 (2004: 0.5m shares vested in respect of the three-year performance period ended 31 December 2003). Options vest in March of each year, with the weighted average share price for this month being 766p (2004: 664p).

The following options over ordinary shares have been granted and are outstanding at 31 December 2005:

		Number of shares
Date of grant
	Performance period	2005	2004
		(millions)
March 2002	Jan 2002 : Dec 2004	—	0.8
March 2003	Jan 2003 : Dec 2005	1.0	1.0
March 2004	Jan 2004 : Dec 2006	1.1	1.1
March 2005	Jan 2005 : Dec 2007	1.2	—

Total		3.3	2.9

The vesting of these awards is conditional on the achievement of certain targets. The weighted average fair value of options granted during the period determined using the Black-Scholes valuation model was 691p (2004: 586p). The significant inputs into the model were a weighted average share price of 779p (2004: 680p), at the grant date, a standard deviation of expected share price returns for the 3 year schemes of 24% (2004: 25%), option life of three years, and annual risk-free interest rate of 5% (2004: 5%). Multiples of 58% and 52%, calculated using an actuarial TSR pricing model, have been applied to the Black-Scholes-derived fair values to reflect the impact of the TSR criteria against the FTSE 100 Comparator Group and Industry Comparator Group respectively (2004: 58% and 52%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three years. The expected dividend yield at the date of grant was 4% (2004: 4%), being the available market consensus rate at that time.

25.   Reserves

	Capital redemption reserve	Merger reserve	Other reserve	Currency translation reserve	Retained earnings
	£m	£m	£m	£m	£m
At 1 January 2004	8	146	(911)	—	332
Actuarial loss recognised on retirement benefits	—	—	—	—	(14)
Deferred tax relating to actuarial loss on retirement benefits	—	—	—	—	5
Currency translation differences	—	—	—	(13)	—
Profit for the year attributable to equity shareholders	—	—	—	—	358
Employee share option schemes:
– value of employee services	—	—	—	—	1
Increase in own shares held by the Employee Benefit Trust	—	—	—	—	(1)
Dividends paid to equity shareholders	—	—	—	—	(196)

At 31 December 2004	8	146	(911)	(13)	485
Actuarial gain recognised on retirement benefits	—	—	—	—	30
Deferred tax relating to actuarial gain on retirement benefits	—	—	—	—	(9)
Currency translation differences	—	—	—	8	—
Profit for the year attributable to equity shareholders	—	—	—	—	369
Employee share option schemes:	—	—	—	—
– value of employee services	—	—	—	—	5
Increase in own shares held by the Employee Benefit Trust	—	—	—	—	(3)
Dividends paid to equity shareholders	—	—	—	—	(210)

At 31 December 2005	8	146	(911)	(5)	667

Capital redemption reserve

Upon the buy back of its own shares by the Company, the nominal value of the shares cancelled is transferred to a capital redemption reserve in accordance with Section 170(1) of the Companies Act 1985.

Merger reserve

In 2001, the Company completed a private placing of 35.7 million ordinary shares of 10p in connection with the acquisition of Austria Tabak. This capital reorganisation gave rise to a merger reserve.

Other reserve

On demerger from Fortune Brands, Inc. (formerly American Brands Inc.) in 1997, the Company underwent a capital reorganisation that included a purchase of own shares out of capital resulting in the creation of the other reserve.

Employee benefit trust

The employee benefit trust ("EBT") has been established to acquire ordinary shares in Gallaher Group Plc, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the vesting of awards under the performance share plan and deferred bonus plan. All finance costs and administration expenses connected with the EBT are charged to the profit and loss account as they accrue. The trust has waived its voting and dividend rights and the shares held by the trust are excluded from the calculation of basic, adjusted and diluted earnings per share. At 31 December 2005, the trust holds 2,084,089 shares (2004: 2,108,602 shares) with an original cost of £14m (2004: £13m) and a market value of £18m (2004: £17m).

26.   Consolidated statement of changes in equity attributable to shareholders

	2005	2004
	£m	£m
Opening equity attributable to shareholders	(91)	(235)

Net income/(expense) recognised directly in equity	29	(22)
Profit for the year attributable to equity shareholders	369	358

Total recognised income for the year	398	336
Employee share option schemes:
– value of employee services	5	1
– issue of ordinary shares	5	4
Increase in own shares held by the Employee Benefit Trust	(3)	(1)
Dividends paid to equity shareholders	(210)	(196)

Closing equity attributable to shareholders	104	(91)

27.   Minority interests

	2005	2004
	£m	£m
At 1 January	31	31
Share of net profit of subsidiaries	3	4
Dividends	(1)	(4)
Exchange differences	(1)	—

At 31 December	32	31

28.   Cash generated from operations

	2005	2004
	£m	£m
Profit for the year	372	362
Adjustments for:
– Tax (note 8)	144	142
– Finance costs : net (note 6)	100	114
– Share of post-tax results of joint ventures and associates (note 3)	(17)	(19)
– Exceptional items (note 4)	35	17
– Depreciation (excluding exceptional items)	79	77
– Amortisation of government grants	(1)	—
– Amortisation of intangible assets included in subsidiaries	15	12
– Loss/(profit) on sale of property, plant and equipment (excluding exceptional items)	1	(1)
– Charge in respect of employee share schemes	5	1
– Other non-cash adjustments	—	1
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange differences):
– Inventories	5	27
– Trade and other receivables	(10)	(49)
– Financial assets at fair value through profit and loss	—	8
– Trade and other payables	21	96
Retirement benefits assets and liabilities	(16)	(18)

Cash generated from operations before exceptional items	733	770
Cash outflow from exceptional items	(33)	(15)

Cash generated from operations	700	755

29.   Proceeds from sale of property, plant and equipment

	2005	2004
	£m	£m
Exceptional item : proceeds from sale of Dublin former factory site (note 4)	15	—
All other proceeds	6	8

Proceeds from sale of property, plant and equipment	21	8

30.   Reconciliation of movements in net debt

Net debt comprises current and non current borrowings, derivative financial instrument assets and liabilities and cash and cash equivalents, excluding all accrued interest.

	2005	2004
	£m	£m
(Decrease)/increase in cash and cash equivalents	(536)	621
Decrease/(increase) in borrowings	626	(371)

Change in net debt resulting from cash flows	90	250
Exchange differences	4	(1)
Other non-cash movements including revaluation of derivative financial instruments	4	7

Decrease in net debt in the year	98	256
Net debt at 1 January	(2,234)	(2,490)

Net debt at 31 December	(2,136)	(2,234)

Net debt in the cash flow is reconciled to the balance sheet as follows:

	2005	2004
	£m	£m
Non current assets:
– Derivative financial instruments	36	32
Current assets:
– Derivative financial instruments	32	84
– Cash and cash equivalents	221	761
Non current liabilities:
– Borrowings	(1,594)	(2,215)
– Derivative financial instruments	—	(2)
Current liabilities:
– Borrowings	(816)	(892)
– Derivative financial instruments	(43)	(37)

Net debt including accrued interest	(2,164)	(2,269)
Less: accrued interest included within the above headings	28	35

Net debt in the cash flow	(2,136)	(2,234)

Cash and cash equivalents in the cash flow statement comprise:

	2005	2004
	£m	£m
Cash and cash equivalents per balance sheet	221	761
Less: accrued interest	(2)	(5)

Cash and cash equivalents in the cash flow statement	219	756

31.   Contingencies

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities. The Group has given guarantees in the ordinary course of business amounting to £23m (2004: £9m) to third parties.

Details of the legal and regulatory risks to which the Group was subject as at the date of these financial statements are set out in Gallaher's 2005 annual report and financial statements, a copy of which is available online (www.gallaher-group.com).

32.   Commitments

Capital commitments:

	2005	2004
	£m	£m
Contracts placed but not yet provided for in the financial statements	17	1

These commitments mainly relate to plant and machinery and merchandising units.

Operating lease commitments : where a Group company is the lessee

The Group leases various offices, warehouses and factory sites under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The Group also leases various machinery, vehicles and equipment under non-cancellable operating lease agreements. The lease expenditure charged to the income statement during the year is disclosed in note 7.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2005	2004
	£m	£m
Not later than one year	9	8
Later than one year and not later than five years	16	17
Later than five years	44	43

	69	68

The fair value of the Group's minimum obligations under non-cancellable operating leases at 31 December 2005 amounted to £35m (2004: £34m). The fair values are based on cash flows discounted using a rate based on the borrowings rate of 5% (2004: 5%).

33.   Business combinations

2005

There were no business combinations in 2005. See note 35 for disclosures regarding an acquisition that took place after the balance sheet but before the approval of these financial statements.

2004

In January 2004 the Group's associate, Lekkerland-Tobaccoland GmbH & Co. KG ("L-T"), purchased 100% of Lekkerland Europa Holding GmbH ("LEH"), for a total consideration of £110m, which was funded from L-T's own financial resources. LEH is a German company engaged in the wholesale distribution of tobacco and other products and operates principally in EU countries. Following this business combination, L-T changed its name to Lekkerland GmbH & Co. KG.

In January 2004, the Group purchased from management the 15% of Gallaher (Ukraine) Limited that it did not already own. The fair value of the equity stake amounted to £4m. Goodwill of £4m was recognised on this acquisition.

34.   Related party transactions

The following transactions were carried out with related parties:

(i)    Sales of goods and services

	2005	2004
	£m	£m
Sales of goods:
To associates	36	31
To joint ventures	19	47
Sales of services:
To joint ventures	13	18

	68	96

(ii)   Purchases of goods and services

	2005	2004
	£m	£m
Purchases of goods:
From associates	16	15
From joint ventures	39	47

	55	62

Goods are sold on the basis of the price lists in force with non-related parties. Services are usually negotiated with related parties on a cost-plus basis, allowing a margin ranging from 0% to 10%.

(iii)  Year-end balances arising from sales/purchases of goods/services

	2005	2004
	£m	£m
Receivables from related third parties (note 15)
– Associates	1	1
– Joint ventures	3	9

	4	10

Payables to related parties (note 19)
– Joint ventures	16	22

There are no commitments and contingencies in respect of associates and joint ventures.

(iv)  Key management compensation

	2005	2004
	£m	£m
Salaries and other short-term employee benefits	8	7
Post-employment benefits	1	1
Share-based payments	2	2

	11	10

35.   Events after the balance sheet date

Business combinations

On 2 January 2006, Gallaher Group Plc acquired 100% of Cita Tabacos de Canarias SL and its group companies ("CITA"). As part of the transaction, Gallaher also acquired 100% of both Tabacos Canary Islands SA ("TACISA") and Tabacos La Nubia SL ("La Nubia").

CITA's principal interests comprise the manufacture, distribution and sale of cigarettes and cigars in the Canary Islands, Spanish Peninsula and Portugal. TACISA is a cigarette manufacturing operation based in the Canary Islands, principally conducting contract manufacture for third parties. La Nubia is a small cigar manufacturer based in the Canary Islands.

At acquisition, the expected consideration for the transaction was approximately €85m in cash, with Gallaher assuming approximately €20m of CITA's debt. The final purchase price is subject to the determination of the closing balance sheet. Due to the timing of the transaction, the final calculation of the purchase price and a review of fair values have not yet been completed. Therefore, at this stage, it is impracticable to disclose an analysis of the assets and liabilities acquired and any fair value adjustments relating to the acquisition.

As at 31 December 2005, the Group had paid €12m (£8m) of the above consideration into an escrow account in advance of this acquisition. These funds were partially released to the vendor on the acquisition date, 2 January 2006.

36.   IFRS transition disclosures

The 2005 financial statements are Gallaher Group Plc's first consolidated financial statements prepared under International Financial Reporting Standards ("IFRS"). For accounting periods up to and including the year ended 31 December 2004, the Group prepared its financial statements under UK Generally Accepted Accounting Principles ("UK GAAP").

In accordance with IFRS 1 First Time Adoption of International Reporting Standards ("IFRS 1"), certain transitional disclosures have been given in this note. These disclosures have been prepared under IFRS as outlined in the "Basis of preparation" on page 39.

The transition date to IFRS was 1 January 2004. To enable users of the financial statements to understand the impact of the adoption of IFRS, the following reconciliations have been provided:

–
reconciliation of consolidated profits for the year ended 31 December 2004 from UK GAAP to IFRS;

–
reconciliation of shareholders' deficit as at 31 December 2004 and 1 January 2004 from UK GAAP to IFRS.

Explanations of the significant adjustments have been provided in the notes following the reconciliations. These notes should be read in conjunction with the reconciliations.

The adoption of IFRS did not have any impact on Gallaher's reported net cash flows and therefore no reconciliation of the 2004 cash flow statement has been provided. However, under IFRS (in accordance with IAS 1 Presentation of Financial Statements and IAS 7 Cash Flow Statements), the presentation of the cash flow statement has changed.

Reconciliation of consolidated profits from UK GAAP to IFRS : Year ended 31 December 2004

		IFRS adjustments
	As reported under UK GAAP	Share of results of joint ventures and associates	Amortisation of purchased goodwill	Financial instruments	Deferred taxation	Other	As reported under IFRS
	£m	£m	£m	£m	£m	£m	£m

Note		A	B	C	D	E
Sales	8,115						8,115

Operating profit before exceptional charges	551		67			(2)	616
Exceptional charges	(17)						(17)
Share of results of joint ventures and associates	17	(3)	5				19

Total profit from operations	551						618
– Net interest and other financing charges	(128)	1					(127)
– Net retirement benefits financing income	6					1	7
– Financial instruments mark to market adjustments	—			6			6

Finance costs : net	(122)						(114)

Profit before taxation	429						504
Taxation	(135)	2		(2)	(7)		(142)

Profit for the year	294		72	4	(7)	(1)	362

Attributable to:
Equity shareholders	290						358
Minority interests	4						4
Earnings per share
– basic	44.5p						55.0p
– diluted	44.4p						54.9p
– adjusted*	58.9p						58.7p

*
Before amortisation of intangible assets and exceptional items.

For an explanation of the IFRS adjustments, see the notes on pages 90 to 93.

Reconciliation of shareholders' deficit from UK GAAP to IFRS

Note		As at 31 December 2004	As at 1 January 2004
		£m	£m
	Equity shareholders' deficit under UK GAAP	(251)	(315)
A	Associates and joint ventures	3	4
B	Write back of goodwill amortisation	73	—
C	Fair value of financial instruments	(27)	(33)
D	Deferred tax
	– on financial instruments	8	10
	– on unremitted earnings	(28)	(18)
	– on acquisition fair values	(3)	(4)
	– other items	(7)	(10)
E	Proposed dividend adjustment	141	131

	Equity shareholders' deficit under IFRS	(91)	(235)

For an explanation of the IFRS adjustments, see the notes on pages 90 to 93.

Explanation of the key differences between UK GAAP and IFRS impacting Gallaher

The following notes highlight the key differences between UK GAAP and IFRS that had a material effect on the financial reporting of the Group.

A      Associates and joint ventures

Under UK GAAP, Gallaher accounted for joint ventures using the "gross equity" method, showing Gallaher's share of joint venture turnover as part of total turnover and Gallaher's share of joint venture operating profit separately following the Group's operating profit. Associates were accounted for using the "equity" method, whereby Gallaher's share of associates' operating profit was shown separately following the Group operating profit. The Group's share of associates' and joint ventures' interest and tax were included in the Group's totals for those amounts.

Under IFRS, Gallaher now accounts for both joint ventures and associates using the equity method. The presentation of the results of joint ventures and associates has changed however as IAS 1 "Presentation of Financial Statements" requires that the share of post-tax profits from joint ventures and associates is presented as a separate item on the face of the income statement. A reclassification adjustment of £3m was made to deduct the associates and joint ventures' interest and tax from the "share of results" line. The share of associates and joint ventures turnover is no longer presented on the face of the profit and loss account, but instead it is disclosed in the notes to the accounts. There is no impact on the net profit or earnings per share of Gallaher as a result of this change; however, segmental turnover, results and operating margins are all impacted.

The accounting policies of the Group's associates and joint ventures (principally Lekkerland Tobaccoland) were also impacted by the adoption of IFRS. The net impact on the opening balance sheet was an increase in the Group's investments in associates and joint ventures of £4m. The adjustment mainly related to the recognition of deferred tax assets.

B      Goodwill amortisation and business combinations

IFRS 3 "Business Combinations" introduced significant changes to accounting for acquisitions compared to UK GAAP. In particular, more separable intangibles will be recognised on acquisition of a business, and goodwill arising on acquisition is not amortised, but instead is subject to an annual impairment review.

IFRS 1 allows that IFRS 3 may be applied prospectively from the IFRS transition date. Gallaher utilised this exemption. The impact of IFRS 3 and the associated transition arrangements on Gallaher were:

–
the accounting for acquisitions made before 1 January 2004 has not been restated as a result of the IFRS transition; and,

–
the goodwill balance recorded as at 1 January 2004, including that recorded in the investment in associates line, is no longer amortised. The results for the year ended 31 December 2004 have been restated to reverse the goodwill amortisation charge of £72m recorded under UK GAAP.

The reversal of the goodwill amortisation charge did not impact the Group's tax charge.

In the future, the goodwill balance will be subject to reviews for impairment performed annually, or more regularly if events prove it to be necessary. Impairment reviews were carried out as at 1 January 2004 and 31 December 2004 in accordance with IAS 36 "Impairment of Assets". No impairments were identified.

C     Financial instruments

IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" address the accounting for, and financial reporting of, financial instruments. At the time the 2004 financial statements were published, there was no equivalent UK standard that comprehensively addressed accounting for financial instruments and hedge accounting.

Gallaher uses certain derivative financial instruments for the purposes of hedging foreign exchange and interest rate risk. Under UK GAAP, a form of hedge accounting was applied to these derivative financial instruments meaning that changes in the market value of the derivative instrument were matched against changes in the value of the underlying hedged exposure. Some of these derivative instruments were held off balance sheet for at least part of their lives with their impact disclosed in the notes to the accounts.

IAS 39 requires that all derivative financial instruments must be recognised on the balance sheet and measured at fair value. The standard places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied; the hedge accounting methodology is also different.

Gallaher has applied IAS 32 and IAS 39 from 1 January 2004 onwards. Gallaher has hedged and continues to hedge underlying exposures in an effective manner with a medium-term perspective, although market values can be volatile in the short-term. However, some of Gallaher's hedged positions failed to meet the strict hedging criteria under IAS 39 and as a consequence, the reported annual financing charge under IFRS has become more volatile.

The balance sheet impact of the implementation of IAS 39 was to recognise a charge to equity of £33m in the opening IFRS balance sheet as at 1 January 2004; this represented the fair value of all derivatives brought onto the balance sheet for the first time and the adjustment to the carrying value of borrowings which were hedged. A related deferred tax liability of £10m was recorded in the opening balance sheet. The transition to the new standards also impacted the 2004 finance charge which benefited from a credit of £6m, representing the change in fair value of these derivatives during 2004. The related tax charge was £2m.

D     Taxation

IAS 12 "Income Taxes" covers accounting for both current and deferred taxation. There is no difference in the accounting for current taxation between IAS 12 and the existing UK standard FRS 16 "Current Tax".

The basis of recognising deferred tax is significantly different under IAS 12 compared to the UK standard, FRS 19 "Deferred taxation". Under UK GAAP, deferred tax was recognised only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements. Under IFRS, deferred tax must be recognised in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP.

Specific differences relevant to Gallaher include:

–
deferred tax is recognised on unremitted earnings of foreign subsidiaries where it is not probable that the temporary differences will not reverse in the foreseeable future; this treatment gave rise to an adjustment compared to UK GAAP of £18m in the opening balance sheet. There was a £10m deferred tax charge to the 2004 profit and loss account relating to the unremitted amounts earned during the year. No deferred tax liability was recognised in respect of temporary differences relating to investments in subsidiaries since realisation of such differences is controlled and therefore is not probable in the foreseeable future;

–
deferred tax is recognised on all step-ups to fair values made as a result of acquisitions. This resulted in an additional deferred tax liability of £4m in the opening balance sheet; and,

–
a further £10m deferred tax liability was recognised in the opening balance sheet which related to various small valuation and temporary timing differences.

E      Other adjustments

The following points list those areas of IFRS that have had an impact on Gallaher, but did not result in any significant financial adjustments.

Share-based payments

Under UK GAAP, Gallaher recognised a profit and loss account charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Gallaher share at the option grant date. This charge was often small or zero.

IFRS 2 "Share-based payment" requires that Gallaher recognise a charge representing the fair value of employee share options awarded. The fair value is calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. A charge has been recognised from 1 January 2004 onwards in respect of options granted to employees on or after 7 November 2002.

The operating profit impact in 2004 was a charge of £1m.

Pensions and other post-employment benefits

Under UK GAAP, Gallaher accounted for pensions and other post-employment benefits in accordance with FRS 17 "Retirement benefits", which it adopted in the year ended 31 December 2002.

In accordance with FRS 17, the full surplus or deficit for each retirement benefit scheme, representing the difference between the market value of the scheme assets and the present value of the accrued liabilities, is recognised as an asset or liability on the balance sheet, net of deferred tax where appropriate. Actuarial gains and losses arising from differences between the assumptions and actual experience (e.g., the difference between expected and actual returns on assets) and differences arising from changes in assumptions are recognised in full in the statement of total recognised gains and losses.

Under IFRS, retirement benefits fall within the scope of IAS 19 "Employee benefits". Like FRS 17, this standard requires retirement benefit liabilities to be valued using the projected unit actuarial method, but IAS 19 gives a number of options for the treatment of actuarial gains and losses.

The Group elected to early adopt the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense. This amendment brings IAS 19 methodology substantially in to line with FRS 17. This amendment has now been fully endorsed by the European Commission.

Despite some valuation differences between the standards still remaining, there is no material net difference between the balance sheet surpluses or deficits computed under FRS 17 at 1 January 2004 and 31 December 2004 and the equivalent assets or liabilities recognised under IAS 19 (amended).

Under IAS 19, plan surpluses are classified as non current assets, plan deficits are classified as non-current liabilities and any associated deferred tax balances are disclosed separately. This gross presentation contrasts with FRS 17, under which the net retirement benefit surplus or deficit is presented below net assets in the balance sheet, net of associated deferred tax.

Additionally, under IFRS there is a change in the presentation of interest relating to the employer service cost. This interest has been charged against operating profit as per IAS 19, whereas under UK GAAP, it had been charged as a financing cost. In the 2004 profit and loss account, this adjustment resulted in a £1m reclassification from interest to operating profit.

Reclassification of computer software

Under UK GAAP, all computer software was included within tangible fixed assets in the balance sheet, but under IFRS only computer software that is integral to another fixed asset may be included in tangible fixed assets. All other separately identifiable computer software must be recorded separately as an intangible asset. The charge to profit in respect of such computer software under IFRS is classified as amortisation of intangible assets rather than depreciation of tangible fixed assets. The depreciation of such software for the year ended 31 December 2004 of £2m has been reclassified from depreciation to amortisation.

Proposed dividends

Under UK Company Law, it was normal practice for companies to provide for dividends approved subsequent to the year-end. This practice is not permitted under IFRS. Therefore, under IFRS, the final dividend of £141m for the year ended 31 December 2004 could not be provided for in the 2004 income statement. Similarly, there was an adjustment to the opening balance sheet as at 1 January 2004 of £131m.

Section B: Unaudited financial information on the Gallaher Group for the six months ended 30 June 2006 prepared in accordance with IFRS

GALLAHER GROUP Plc

CONSOLIDATED INCOME STATEMENT
SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Sales	4,028	3,946
Duty	(2,716)	(2,698)
Other cost of goods sold	(774)	(740)
Cost of goods sold	(3,490)	(3,438)

Gross profit	538	508
Distribution, advertising and selling costs	(177)	(161)
Administrative expenses	(79)	(79)
Other income	13	1

Operating profit	295	269
Share of post-tax results of joint ventures and associates	12	7

Total profit from operations(1)	307	276
Interest and other finance income	43	40
Interest and other finance expense	(91)	(91)
Finance costs : net	(48)	(51)

Profit before taxation	259	225
Taxation	(72)	(65)

Profit for the period	187	160

Attributable to:
Equity shareholders	185	158
Minority interests	2	2

	187	160

Earnings per share for profit attributable to equity shareholders (see note 7)
Basic	28.2p	24.3p
Diluted	28.1p	24.2p

Note

1.
Details of exceptional items are set out in note 3 to the interim statements. Excluding the impact of net exceptional items of £6m (six months ended 30 June 2005: £29m; year ended 31 December 2005: £35m) and amortisation of intangible assets of £10m (six months ended 30 June 2005: £9m; year ended 31 December 2005: £19m), total profit from operations is £323m (six months ended 30 June 2005: £314m; year ended 31 December 2005: £670m).

GALLAHER GROUP Plc

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006

	30 June 2006	30 June 2005
	£m	£m
Assets
Non-current assets
Property, plant and equipment	633	583
Intangible assets	1,462	1,431
Investments in associates	115	111
Investments in joint ventures	13	7
Deferred tax assets	34	30
Retirement benefit assets	135	6
Trade and other receivables	7	4
Derivative financial instruments	—	39
Financial assets at fair value through profit and loss	7	8

	2,406	2,219
Current assets
Inventories	568	496
Trade and other receivables	734	744
Derivative financial instruments	10	17
Cash and cash equivalents	197	147

	1,509	1,404
Assets classified as held for sale	26	—

	1,535	1,404

Total assets	3,941	3,623

Liabilities
Non-current liabilities
Borrowings	1,685	2,122
Derivative financial instruments	10	—
Trade and other payables	17	5
Deferred tax liabilities	110	52
Retirement benefit liabilities	65	77
Provisions for liabilities and charges	35	31

	1,922	2,287
Current liabilities
Borrowings	775	205
Derivative financial instruments	25	54
Trade and other payables	909	1,046
Current income tax liabilities	82	74
Provisions for liabilities and charges	11	8

	1,802	1,387

Total liabilities	3,724	3,674

Net assets/(liabilities)	217	(51)

Equity
Share capital	65	66
Share premium account	134	131
Capital redemption reserve	8	8
Merger reserve	146	146
Other reserve	(911)	(911)
Currency translation reserve	(6)	(14)
Retained earnings	752	491

Equity attributable to shareholders	188	(83)
Minority interests	29	32

Total equity	217	(51)

GALLAHER GROUP Plc

CONSOLIDATED CASH FLOW STATEMENT
SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Cash flows from operating activities
Cash generated from operations	235	413
Dividends received from associates and joint ventures	11	12
Income tax paid	(48)	(67)

Net cash from operating activities	198	358

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(60)	—
Purchases of property, plant and equipment	(59)	(50)
Proceeds from sale of property, plant and equipment	12	4
Purchases of intangible assets	(1)	(72)
Decrease in investments in associates and joint ventures	—	2

Net cash from investing activities	(108)	(116)

Cash flows from financing activities
Interest paid	(72)	(52)
Interest received	35	13
Proceeds from issuance of ordinary shares	—	1
Purchase of ordinary shares	(1)	(1)
Proceeds from borrowings	175	10
Repayment of borrowings	(101)	(677)
Capital repayment to minority shareholders	(2)	—
Dividends paid to minority interests	(3)	—
Dividends paid to the Company's shareholders	(150)	(141)

Net cash from financing activities	(119)	(847)

Net decrease in cash and cash equivalents	(29)	(605)
Cash and cash equivalents at beginning of the period	219	756
Exchange gains/(losses) on cash and cash equivalents	6	(4)

Cash and cash equivalents at the end of the period	196	147

GALLAHER GROUP Plc

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

SIX MONTHS ENDED 30 JUNE 2006

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Actuarial gain/(loss) recognised on retirement benefits	68	(14)
Deferred tax relating to actuarial gain/(loss) on retirement benefits	(19)	(9)
Currency translation differences	(1)	(1)

Net income/(expense) recognised directly in equity	48	(11)
Profit for the period	187	160

Total recognised income for the period	235	149

Attributable to:
Equity shareholders	233	147
Minority interests	2	2

	235	149

GALLAHER GROUP Plc

NOTES TO THE INTERIM STATEMENTS

1.     Accounting policies and basis of preparation

The financial information comprises the unaudited results for the six months ended 30 June 2006 and 30 June 2005, together with the audited results for the twelve months ended 31 December 2005.

The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing this information the directors has used the principal accounting policies as set out in the Group's annual financial statements for the year ended 31 December 2005 on pages 39 to 45 of this document.

The Group has chosen not to early adopt IAS 34, "Interim financial statements", in preparing its 2006 interim statements.

The figures shown for the year ended 31 December 2005 are an abridged version of the Group's published financial statements for that year and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act, which have been filed with the Registrar of Companies. The auditors have reported on those financial statements and their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

2.     Segment information

Primary reporting format : geographic segments

The Group is organised into four distinct, independently managed, geographic segments: United Kingdom ("UK"), Europe, Commonwealth of Independent States ("CIS") and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and Scandinavia).

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Sales
UK	1,754	1,758
Europe	1,892	1,853
CIS	250	211
Rest of World	132	124

	4,028	3,946

Duty
UK	1,473	1,485
Europe	1,105	1,096
CIS	66	54
Rest of World	72	63

	2,716	2,698

Total profit from operations
UK
– before amortisation of intangible assets and exceptional items	151	149
– amortisation of intangible assets	(2)	(2)
– exceptional items	(4)	(15)

	145	132
Europe
– before amortisation of intangible assets and exceptional items	132	127
– amortisation of intangible assets	(8)	(7)
– exceptional items	2	(14)

	126	106
CIS
– before amortisation of intangible assets	35	23
– amortisation of intangible assets	—	—

	35	23
Rest of World
– before amortisation of intangible assets and exceptional items	5	15
– amortisation of intangible assets	—	—
– exceptional items	(4)	—

	1	15
Total
– before amortisation of intangible assets and exceptional items	323	314
– amortisation of intangible assets	(10)	(9)
– exceptional items	(6)	(29)

	307	276

Share of post-tax results of associates and joint ventures is £12m (six months to 30 June 2005: £7m; year ended 31 December 2005: £17m) within the Europe segment. Operating profit of £295m (six months to 30 June 2005: £269m; year ended 31 December 2005: £599m) comprises total profit from operations less the share of post-tax results of associates and joint ventures.

Secondary reporting format : business segments

The Group's operations comprise two main business segments: the manufacture, marketing and selling of tobacco products ("tobacco"); and the distribution of tobacco and non-tobacco products ("distribution"). The distribution operations are all within the Europe business segment.

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Sales
Tobacco	3,084	2,996
Distribution	944	950

	4,028	3,946

Duty
Tobacco	2,283	2,287
Distribution	433	411

	2,716	2,698

Total profit from operations
Tobacco
– before amortisation of intangible assets and exceptional items	291	284
– amortisation of intangible assets	(8)	(5)
– exceptional items	(6)	(28)

	277	251
Distribution
– before amortisation of intangible assets and exceptional items	32	30
– amortisation of intangible assets	(2)	(4)
– exceptional items	—	(1)

	30	25
Total
– before amortisation of intangible assets and exceptional items	323	314
– amortisation of intangible assets	(10)	(9)
– exceptional items	(6)	(29)

	307	276

3.     Exceptional items

Since 2003, Gallaher has been restructuring several elements of its European operations, distribution and administration functions. In addition, the former Dublin factory site was sold and restructuring was announced within Gallaher's German vending subsidiary. In total, exceptional charges amounting to £91m were included in the results for the three years ended 31 December 2003, 31 December 2004 and 31 December 2005.

In May 2006, Gallaher announced that following the acquisition of Tabacos de Canarias SL and its group and related companies ("CITA"), there would be some additional exceptional charges as the business is integrated into the existing Gallaher operations.

Additional net exceptional charges of £6m have been recorded in the income statement in the six months ended 30 June 2006. These charges reflect restructuring costs associated with the announced programmes, net of gains on disposals of former factory and depot sites in Austria and the provisional negative goodwill arising on the acquisition of CITA. These net charges comprise: £6m charged in cost of goods sold, £5m charged in distribution, advertising and selling costs; £1m charged in administrative expenses; and £6m credited in other income.

The charge for the six months ended 30 June 2005 amounted to £29m and the charge for the year ended 31 December 2005 amounted to £35m. The tax credit associated with the 2006 net exceptional charge is £3m (six months to 30 June 2005: £6m; year ended 31 December 2005: £8m). The restructuring charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gains on disposal of land and buildings.

The restructuring gave rise to a net cash outflow in the six months to 30 June 2006 of £5m (six months to 30 June 2005: £11m; year ended 31 December 2005: £18m).

4.     Finance costs : net

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Interest expense:
– bank borrowings	10	7
– eurobonds and medium-term notes	54	58
– premium on forward foreign exchange contracts	3	1
– other	—	1
	67	67
Interest and other financial income:
– bank deposits	(4)	(5)
– interest rate swaps	(1)	(2)
– other	(2)	(1)
	(7)	(8)
Fair value gains on derivative financial instruments not designated as hedges	(4)	(3)
Net retirement benefits financing income:
– expected return on pension plan assets	(32)	(29)
– interest on retirement benefit liabilities	24	24
	(8)	(5)

	48	51

Comprising:
Interest and other finance income	(43)	(40)
Interest and other finance expense	91	91

5.     Taxation

The tax charge for the six-month periods have been calculated using a forecast of the effective tax rate for the full year, adjusted for the effect of significant events arising in each six-month period.

The tax charge comprises:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
UK tax	(37)	(38)
Overseas tax	(35)	(27)

Total taxation	(72)	(65)

6.     Dividends

Dividends paid to the Group's shareholders in the six months to 30 June 2006 amounted to £150m. The directors have declared an interim dividend out of the profit for the six months to 30 June 2006 at the rate of 11.2p per share. This dividend amounts to £73m. The comparative dividend for the six months to 30 June 2005 was 10.6p per share. The final dividend for 2005 amounted to 22.9p, giving a total dividend payable of 33.5p for the year ended 31 December 2005.

7.     Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the Employee Benefit Trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. The Group's potentially dilutive ordinary shares are those options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

A reconciliation of the earnings and weighted average number of shares used in the calculations are set out below:

	Six months ended 30 June 2006	Six months ended 30 June 2005
Earnings (£m):
Basic and diluted	185	158
Weighted average number of shares (m):
Ordinary shares in issue	656.0	655.2
Shares held by employee share trusts	(1.9)	(2.0)

Shares used in the calculation of basic earnings per share	654.1	653.2
Potentially dilutive share options	1.2	1.5

Shares used in the calculation of diluted earnings per share	655.3	654.7

The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share is shown below:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	pence	pence
Earnings per share:
Basic earnings per share	28.2	24.3
Adjustment for exceptional items (net of tax and minority interests)	0.4	3.5
Adjustment for amortisation of intangible assets	1.5	1.4

Adjusted earnings per share	30.1	29.2

Adjusted earnings per share is based on:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Earnings:
Profit for the period attributable to equity shareholders	185	158
Exceptional items (before tax)	6	29
Tax on exceptional items	(3)	(6)
Minority share of exceptional items	—	—
Amortisation of intangible assets	10	9

Adjusted earnings	198	190

Weighted average number of shares (m)	654.1	653.2

8.     Cash generated from operations

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Profit for the period	187	160
Adjustments for:
– taxation (note 5)	72	65
– finance costs : net (note 4)	48	51
– share of post-tax results of joint ventures and associates	(12)	(7)
– exceptional items (note 3)	6	29
– depreciation (excluding exceptional items)	41	38
– amortisation of government grants	—	—
– amortisation of intangible assets included in subsidiaries	8	6
– (profit)/loss on sale of property, plant and equipment (excluding exceptional items)	(1)	1
– charge in respect of employee share schemes	2	2
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange):
– inventories	(64)	(26)
– trade and other receivables	110	45
– trade and other payables	(140)	68
Provisions for liabilities and charges	(3)	—
Retirement benefits assets and liabilities	(8)	(8)

Cash generated from operations before exceptional items	246	424
Cash outflow from exceptional items	(11)	(11)

Cash generated from operations	235	413

9.     Proceeds from the sale of property, plant and equipment

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Exceptional item : proceeds from the sale of properties	6	—
All other proceeds	6	4

Proceeds from the sale of property, plant and equipment	12	4

10.   Reconciliation of movements in net debt

Net debt comprises current and non-current borrowings, derivative financial instrument assets and liabilities, and cash and cash equivalents, excluding all accrued interest.

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Decrease in cash and cash equivalents	(29)	(605)
(Increase)/decrease in borrowings	(74)	667

Change in net debt resulting from cash flows	(103)	62
Exchange differences	17	46
Acquisitions (excluding cash and cash equivalents)	(18)	—
Other non-cash movements including revaluation of derivative financial instruments	4	3

(Increase)/decrease in net debt in the period	(100)	111
Opening net debt	(2,136)	(2,234)

Closing net debt	(2,236)	(2,123)

Net debt in the cash flow statement is reconciled to the balance sheet as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Non-current assets:
– derivative financial instruments	—	39
Current assets:
– derivative financial instruments	10	17
– cash and cash equivalents	197	147
Non-current liabilities:
– borrowings	(1,685)	(2,122)
– derivative financial instruments	(10)	—
Current liabilities:
– borrowings	(775)	(205)
– derivative financial instruments	(25)	(54)

Net debt including accrued interest	(2,288)	(2,178)
Less: accrued interest included within the above headings	52	55

Net debt in the cash flow	(2,236)	(2,123)

Cash and cash equivalents in the cash flow statement is reconciled to the balance sheet as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Cash and cash equivalents per balance sheet	197	147
Less: accrued interest	(1)	—

Cash and cash equivalents in the cash flow statement	196	147

11.   Business combinations

On 2 January 2006, Gallaher Group Plc acquired 100% of Cita Tabacos de Canarias SL and its group companies ("CITA"). As part of the transaction, Gallaher also acquired 100% of both Tabacos Canary Islands SA ("TACISA") and Tabacos La Nubia SL ("La Nubia").

CITA's principal interests comprise the manufacture, distribution and sale of cigarettes and cigars in the Canary Islands, Spanish Peninsula and Portugal. TACISA is a cigarette manufacturing operation based in the Canary Islands, principally conducting contract manufacture for third-parties. La Nubia is a small cigar manufacturer based in the Canary Islands.

Provisional net expenditure for the transaction amounted to £60m. At acquisition, CITA's borrowings amounted to £18m, giving a total provisional consideration of £78m. The provisional fair value of CITA's net assets at acquisition, excluding net debt, amounted to £81m, giving rise to provisional negative goodwill of £3m, which has been credited to the consolidated income statement as an exceptional item within "other income".

12.   Consolidated statement of changes in equity attributable to shareholders

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Opening equity attributable to shareholders	104	(91)

Net income/(expense) recognised directly in equity attributable to equity shareholders	48	(11)
Profit for the period attributable to equity shareholders	185	158

Total recognised income for the period	233	147
Employee share option schemes:
– value of employee services	2	2
– issue of ordinary shares	—	3
Increase in own shares held by Employee Benefit Trust	(1)	(3)
Dividends paid to equity shareholders	(150)	(141)

Closing equity attributable to shareholders	188	(83)

Excerpt from 'Legal and regulatory environment' section of 2006 interim report

The Group is subject to a number of legal and regulatory risks. The legal and regulatory risks to which the Group is subject which may impact upon financial contingencies as at 6 September 2006 (being the date on which the interim results were approved by the Board of Gallaher) are:

•
As detailed in the Group's 2005 annual reports (including its form 20-F), in August 2003 the UK Office of Fair Trading ("OFT") notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. As at 31 August 2006, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event the Company intends to defend its position vigorously.

•
Certain companies in the Group are currently defendants to actions in the Republic of Ireland where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 31 August 2006, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against Group subsidiaries. Statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the Minister for Health and Children, who are also named as defendants in some of those cases. The majority of these claims are subject to a procedural challenge by Gallaher and, to date, no defence has been delivered in any of the eight cases.

•
On 4 March 2005, a Group company terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English High Court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis, there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, of around $500m, which primarily relate to hypothetical future profits. In July 2006, the Court ordered that the distributor must provide security of at least £550,000 for Gallaher's costs in defending the counterclaim. This figure is likely to be increased as the Court process continues in order to reflect the on-going costs. The Court's order is procedural and does not reflect its views about the merits of the parties' cases. Gallaher believes the counterclaim to be without substance and will continue to contest it vigorously through the Court process.

•
Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

It is not possible to predict the outcome of pending litigation or the regulatory matters that are subject to investigation or court actions. There can be no assurance that favourable decisions will be achieved in the proceedings and actions involving the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher's operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

PART FIVE:    INFORMATION FOR GALLAHER ADS HOLDERS

Key Dates for Gallaher ADS Holders

ADS EGM Record Date	Tuesday 16 January 2007
Latest date and time for receipt by the Depositary of completed ADS Voting Instruction Cards from registered holders of Gallaher ADSs	5:00 p.m. (New York time) on Friday 2 March 2007	(1)
Court Meeting	10:00 a.m. (London time) on Friday 9 March 2007
EGM	10:15 a.m. (London time) on Friday 9 March 2007	(2)
The following dates are indicative only and are subject to change
Last day of dealings in, and for registration of transfers of, Gallaher ADSs	Tuesday 17 April 2007
Dealings in Gallaher ADSs suspended	5:00 p.m. (New York time) on Tuesday 17 April 2007	(3)
Effective Date of the Scheme	Wednesday 18 April 2007

(1)
If you hold your Gallaher ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Gallaher ADSs if you wish to provide voting instructions.

(2)
To commence at 10:15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(3)
Dealings in Gallaher ADSs will be suspended with effect from the close of business (New York time) on this date, which is the same date on which dealings in Gallaher Shares will be suspended with effect from the close of business (London time).

1.     Voting by Gallaher ADS Holders

Gallaher ADS holders will find enclosed with this document an ADS Voting Instruction Card for use in respect of the Court Meeting and the EGM and a reply-paid envelope for the return of the ADS Voting Instruction Card to the Depositary. Pursuant to the Deposit Agreement, the Depositary will, upon receiving the completed ADS Voting Instruction Cards from holders of Gallaher ADSs registered at the ADS EGM Record Date, endeavour to vote, or cause to be voted, at the Court Meeting and the EGM, the number of Gallaher Shares represented by such Gallaher ADSs in accordance with the instructions of the registered owner of such Gallaher ADSs.

In order to permit the timely exercise by the Depositary of such voting rights, please complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed envelope in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by The Bank of New York, P.O. Box 11313, New York, NY 10203-0313, United States of America by 5:00 p.m. (New York time) on 2 March 2007. If you hold your Gallaher ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Gallaher ADSs if you wish to vote.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Gallaher Shareholders' opinion. You are strongly encouraged to sign and return your ADS Voting Instruction Card as soon as possible and in any event by the time and date set out above to instruct the Depositary as to how to vote the Gallaher Shares represented by your Gallaher ADSs. As a holder of Gallaher ADSs, you may attend the EGM but may only vote in person at the Court Meeting or the EGM if you become a registered holder of Gallaher Shares by arranging for the surrender of your Gallaher ADSs in accordance with the terms and conditions of the Deposit Agreement.

If the Scheme becomes effective, the Depositary will provide registered holders of Gallaher ADSs with the information regarding how to surrender their Gallaher ADSs.

If you require assistance in completing the ADS Voting Instruction Card, please telephone the Depositary toll-free on 888-269-2377 (from within the US) or on +1-212-815-3700 (from outside the US) between 8:00 a.m. and 8:00 p.m. (New York time) Monday to Friday (except US public holidays).

2.     Available Information

Gallaher is currently subject to the informational requirements of the US Exchange Act, and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by Gallaher with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

3.     Delisting and Deregistration; Termination of ADR Program; Settlement

Based on the expected timetable set out above, the last day of dealings in, and for registration of transfers of, Gallaher ADSs is expected to be 17 April 2007. No transfers of Gallaher ADSs will be registered after the close of business (New York time) on this date and it is expected that the Gallaher ADSs will be delisted from the New York Stock Exchange before the market opens on 18 April 2007.

Following the Effective Date, the Gallaher ADSs and the underlying Gallaher Shares will be deregistered with the SEC. Gallaher's SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and Gallaher's SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.

After the Effective Date, it is expected that the Depositary, at the direction of Gallaher, will terminate the Deposit Agreement pursuant to its terms.

On the Effective Date, the Gallaher Shares underlying the Gallaher ADSs will be cancelled and the consideration for such Gallaher Shares will be delivered to the Depositary, as the registered shareholder, within 14 days after the Effective Date. The consideration received will be converted into US dollars by the Depositary in accordance with the Deposit Agreement. Holders of Gallaher ADSs will be required to surrender their Gallaher ADSs for cancellation in order to receive payment of the consideration to which they are entitled in respect of their Gallaher ADSs. Following the Effective Date, the Depositary will mail a notice to registered holders of Gallaher ADSs regarding the cancellation and termination (including payment delivery requirements). No fees will be charged by the Depositary to any Gallaher ADS Holder with respect to the surrender of the Gallaher ADSs, receipt of the Scheme consideration or the termination of the ADS program.

4.     US Taxation

Holders of Gallaher ADSs should also read Part Six of this document which contains a description of certain US federal income tax consequences of the Scheme.

5.     Helpline

If you have any questions about this document, the Court Meeting, the EGM or the Offer, please call the Depositary on the numbers set out in paragraph 1. above or the Gallaher Shareholder helpline between 9:00 a.m. and 5:00 p.m. (London time) Monday to Friday (except UK public holidays) on +44 20 8639 2157. Calls to the Gallaher Shareholder helpline will be charged at international rates. Please note that calls may be monitored or recorded and the helpline cannot provide legal, tax or financial advice or advice on the merits of the Offer.

PART SIX:    UNITED KINGDOM AND US TAXATION

1.     United Kingdom Taxation

The following paragraphs, which are intended as a general guide only and not a substitute for detailed tax advice, are based on current legislation and on what is understood to be current HMRC practice. They summarise certain limited aspects of the United Kingdom taxation consequences of the Offer and they relate only to the position of Scheme Shareholders who are resident or ordinarily resident in the United Kingdom for taxation purposes, except as specifically provided otherwise, who hold their Scheme Shares as an investment (other than under a personal equity plan or an individual savings account), who are the absolute beneficial owners of their Scheme Shares and who have not (and are not deemed to have) acquired their Scheme Shares by virtue of an office or employment (whether current, historic or prospective). If you are in any doubt as to your taxation position, or you are subject to taxation in a jurisdiction other than the United Kingdom, you should consult an appropriate independent professional financial adviser immediately.

Special tax provisions may apply to Gallaher Shareholders who have acquired or who acquire their Gallaher Shares by exercising options or having awards satisfied under the Gallaher Share Schemes. Such shareholders are advised to seek independent advice.

1.1   United Kingdom taxation of chargeable gains

Liability to United Kingdom taxation of chargeable gains will depend on a Scheme Shareholder's individual circumstances.

The receipt by a Scheme Shareholder of cash consideration payable under the terms of the Scheme will constitute a disposal of his or her Scheme Shares for the purposes of UK taxation of chargeable gains which may, depending on the Scheme Shareholder's individual circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to UK taxation on chargeable gains or an allowable loss.

For individual Scheme Shareholders, indexation allowance and taper relief may be available to reduce any gain arising (but not to create or increase an allowable loss) on the disposal of his or her Scheme Shares. In respect of Scheme Shares acquired (or deemed to have been acquired) before April 1998, indexation allowance will be given for the period of ownership up to and including the month of April 1998, but not in respect of any period thereafter. Taper relief reduces the proportion of the gain brought into charge to capital gains tax depending in part on the number of complete years for which the Scheme Shares have been held (or deemed to have been held) from 6 April 1998. The percentage rate for taper relief for an individual will depend on whether the individual's Scheme Shares are business or non-business assets. The capital gains annual exemption (which is £8,800 for 2006/07) will also be available to offset any chargeable gain (to the extent it is not otherwise utilised).

For Scheme Shareholders within the charge to UK corporation tax (but which do not qualify for the substantial shareholdings exemption in respect of their Scheme Shares), indexation allowance will be available in respect of the full period of ownership of the Scheme Shares to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the disposal of their Scheme Shares.

A Scheme Shareholder who is not, and never has been, either resident or ordinary resident in the UK, and whose holding of Scheme Shares has not been used in, acquired for use by, or held, used or acquired for the purposes of, a trade, profession or vocation in the UK carried on by him or her through a branch or agency or permanent establishment, will not be liable to UK taxation on chargeable gains in respect of his or her disposal of Scheme Shares for cash.

1.2   United Kingdom stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT will generally be payable by Scheme Shareholders as a result of the Scheme.

2.     US Federal Income Taxation

2.1   Introduction

To ensure compliance with Treasury Department Circular 230 persons subject to US tax are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written to be used, and cannot be used, by taxpayers for the purpose of avoiding penalties that may be imposed on taxpayers under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the Offer and the Scheme; and (c) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

The following summary describes certain material US federal income tax consequences of the receipt of the cash consideration in exchange for Gallaher Shares or Gallaher ADSs pursuant to the Scheme. This summary addresses only US federal income tax consequences to US holders (as defined below) that hold Gallaher Shares or Gallaher ADSs as capital assets at all relevant times. It does not purport to be a complete analysis or description of all potential US federal tax considerations that may be relevant to a US holder in light of its particular circumstances. In particular, this summary does not address US federal income tax consequences applicable to US holders that may be subject to special treatment under the US federal income tax laws including, without limitation, US expatriates, persons subject to the alternative minimum tax, tax exempt entities or accounts, banks, financial institutions, insurance companies, regulated investment companies, pass-through entities (including partnerships and entities and arrangements classified as partnerships for US federal income tax purposes), beneficial owners of pass-through entities, dealers or traders in securities or currencies, traders that elect to mark to market, persons that hold Gallaher Shares or Gallaher ADSs as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction, persons that own (directly, indirectly or by attribution) ten per cent. or more of the share capital or voting stock of Gallaher, persons that acquired their Gallaher Shares or Gallaher ADSs through the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. The summary also does not address any US state, local, foreign or other tax considerations.

This summary (i) is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, judicial decisions, rulings and administrative pronouncements, all as in effect on the date of this document and all of which are subject to change or changes in interpretation, possibly on a retroactive basis and (ii) is based in part on the representations of the Depositary and the assumption that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. The following discussion assumes that Gallaher is not and has not been a passive foreign investment company for US federal income tax purposes.

As used herein, a "US holder" is a beneficial owner of Gallaher Shares or Gallaher ADSs that is: (i) a citizen or individual resident of the United States for US federal income tax purposes, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all of the substantial decisions of the trust, and (ii) neither resident nor ordinarily resident in the United Kingdom for UK tax purposes. If a partnership (or an entity or arrangement treated as a partnership for US federal income tax purposes) holds Gallaher Shares or Gallaher ADSs, the US federal income tax consequences to a partner of the partnership's receipt of the cash consideration in exchange for Gallaher Shares or Gallaher ADSs pursuant to the Scheme generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that hold Gallaher Shares or Gallaher ADSs are advised to consult their own tax advisers regarding the Scheme.

A US holder of Gallaher ADSs generally will be treated as the beneficial owner of the underlying Gallaher Shares represented thereby for US federal income tax purposes.

This summary of US federal income tax consequences of the Scheme is for information purposes only and does not constitute tax advice. It does not address all the tax consequences that may be relevant to a US holder in light of its particular circumstances. Accordingly, each US holder of Gallaher Shares or Gallaher ADSs is strongly urged to consult its own tax adviser to determine the particular tax consequences to the holder, including the application and effect of any US federal, state, local, UK or other tax laws, of the receipt of the cash consideration in exchange for Gallaher Shares or Gallaher ADSs pursuant to the Scheme.

2.2   US federal income tax consequences of the Scheme

The receipt of cash by a US holder as consideration for the cancellation of its Gallaher Shares or Gallaher ADSs pursuant to the Scheme will be a taxable transaction for US federal income tax purposes. Accordingly, a US holder generally will recognise capital gain or loss equal to the difference, if any, between the US dollar value of the amount realised and the US holder's adjusted tax basis in its Gallaher Shares or Gallaher ADSs surrendered determined in US dollars. Any gain or loss will be US source capital gain or loss for foreign tax credit purposes, and will be treated as long term capital gain or loss if, on the Effective Date, the US holder's holding period with respect to its Gallaher Shares or Gallaher ADSs exceeds one year. Long-term capital gains recognised by non-corporate US holders generally are subject to US federal income taxation at a maximum rate of 15 per cent. Capital gains of corporate US holders generally are taxable at the regular rates applicable to corporations. The deductibility of losses is subject to significant limitations. If a US holder acquired blocks of Gallaher Shares or Gallaher ADSs at different times and at different prices, it generally must determine its adjusted tax basis and holding period separately with respect to each block of Gallaher Shares or Gallaher ADSs.

The amount realised by a US holder of Gallaher Shares should be an amount equal to the US dollar value of the sterling that it receives at the spot rate in effect on the settlement date of the sale if either the US holder uses the cash method of accounting or the holder uses the accrual method and properly elects to determine the US dollar value as of the settlement date. The cash basis (and if it elects, the accrual basis) US holder should have an adjusted tax basis in its Gallaher Shares equal to the US dollar value at the spot rate in effect on the settlement date of the purchase of such shares. If a US holder uses the accrual method of accounting but does not make an election to determine the US dollar value of the sterling on the settlement date, then the US dollar value of the amount realised generally should be determined on the Effective Date and the US dollar value of its adjusted tax basis in its Gallaher Shares generally should be determined on the date of purchase of its Gallaher Shares. If an accrual method US holder makes such an election, the election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service (the "IRS"). In the case of US holders of Gallaher ADSs, the amount of the cash consideration paid in sterling generally will be converted into US dollars by the Depositary upon its receipt and a US holder of Gallaher ADSs will not receive any portion of the cash consideration in sterling. Cash method and electing accrual method holders of Gallaher ADSs should not be required to recognise any foreign currency gain or loss in respect of the consideration. Non-electing accrual method taxpayers generally will be required to recognise foreign currency gain or loss as a result of fluctuations in the spot rate of exchange for sterling between the Effective Date and the date the Depositary converts the sterling into US dollars.

2.3   Foreign currency gain or loss

A US holder of Gallaher Shares who receives sterling as consideration for the cancellation of its Gallaher Shares pursuant to the Scheme will have a tax basis in the sterling equal to the sterling's US dollar value on the settlement date. An accrual basis US holder that does not elect to determine the amount realised using the spot rate in effect on the settlement date will recognise foreign currency gain or loss equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the Effective Date and the settlement date. Upon conversion by a US holder of sterling for a different value, the holder will generally recognise foreign currency gain or loss. Any foreign currency gain or loss realised generally will be treated as US source ordinary income or loss for foreign tax credit purposes. US holders should consult their own tax advisers as to the application of these rules to their particular circumstances.

2.4   US backup withholding and information reporting

US holders generally will be subject to information reporting to the IRS with respect to the payments of the cash consideration made to them pursuant to the Scheme unless such holders are entitled to an exemption and, where required, demonstrate this exemption. In addition, in accordance with forms or regulations to be prescribed by the IRS, the name and address of and the amount of consideration paid to each Gallaher Shareholder and Gallaher ADS Holder pursuant to the Scheme may be required to be provided to the IRS, together with other (as yet unspecified) information.

Furthermore, backup withholding at a current rate of 28 per cent. generally will apply to a holder that does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from information reporting and backup withholding. Non-US holders may be required to comply with applicable certification procedures (generally on Internal Revenue Service Form W-8BEN) to establish that they are not US holders in order to avoid the application of the backup withholding rules. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited or claimed as a refund against a holder's US federal income tax liability, provided that the holder furnishes all required information to the IRS in a timely manner.

PART SEVEN:    ADDITIONAL INFORMATION

1.         Responsibility

1.1
The Gallaher Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 1.2 of this Part Seven. To the best of the knowledge and belief of the Gallaher Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2
The JT Directors and the JTI (UK) Directors, whose names are set out in paragraphs 2.2 and 2.3 below respectively, accept responsibility for the information contained in this document relating to JT, JTI (UK), the JT Group, the directors of JT and JTI (UK) (and, in each case, members of their immediate families, related trusts and persons connected with them), information on JT's future plans for the Gallaher Group, its management and employees and any acquisition financing relating to JT or JTI (UK). To the best of the knowledge and belief of the JT Directors and the JTI (UK) Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.         Directors

2.1
The Gallaher Directors and their respective positions are:

Name	Position held
John Gildersleeve	Non-executive Chairman
Sir Graham Hearne	Non-executive Deputy Chairman
Nigel Northridge	Chief executive
Ronnie Bell	Non-executive director
Alison Carnwath	Non-executive director
Richard Delbridge	Non-executive director
Nigel Dunlop	Group operations director
Neil England	Group commercial director
Stewart Hainsworth	Group commercial director
James Hogan	Non-executive director
Brian Larcombe	Non-executive director
Mark Rolfe	Finance director

    The business address of each of the Gallaher Directors is Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, which is also Gallaher's registered office.

2.2
The JT Directors and their respective positions are:

Name	Position held
Yoji Wakui	Chairman of the Board
Hiroshi Kimura	Representative Director
Takao Hotta	Representative Director
Kazuei Obata	Representative Director
Ichiro Kumakura	Representative Director
Ryoichi Yamada	Representative Director
Katsuhiko Honda	Member of the Board, Corporate Counsellor
Noriaki Okubo	Member of the Board
Mutsuo Iwai	Member of the Board
Yasushi Shingai	Member of the Board

    The business address of each of the JT Directors is 2-1, Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan, which is also JT's registered office.

2.3
The JTI (UK) Directors and their respective positions are:

Name	Position held
Kazuei Obata	Member of the Board
Ichiro Kumakura	Member of the Board
Yasushi Shingai	Member of the Board

    The business address of each of the JTI (UK) Directors is 2-1, Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan, which is also JT's registered office.

3.         Interests in Gallaher Shares

3.1
As at 17 January 2007 (the last practicable date prior to the publication of this document), the interests of the Gallaher Directors, their families and persons connected with such directors within the meaning of section 346 of the Companies Act, all of which are beneficial unless otherwise stated, in the share capital of Gallaher, in the case of the directors and their families, as notified or required to be notified to Gallaher pursuant to sections 324 and 328 of the Companies Act or required by section 325 of the Companies Act to be entered in the register referred to therein and, in the case of persons connected with the Gallaher Directors, as would be required to be so notified or entered in such register if such connected person were a Gallaher Director and the interest of that connected person were known to or could with reasonable diligence be ascertained by that Gallaher Director, were as follows:

Name	Number of Gallaher Shares
John Gildersleeve	27,901
Sir Graham Hearne	6,248
Nigel Northridge	300,111
Ronnie Bell	5,000
Alison Carnwath	4,155
Richard Delbridge	10,000
Nigel Dunlop	61,177
Neil England	75,559
Stewart Hainsworth	301,356
James Hogan	4,000
Brian Larcombe	nil
Mark Rolfe	140,193

    The Gallaher Directors have undertaken to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of their own beneficial holdings of 713,446 Gallaher Shares (representing, in aggregate, approximately 0.1 per cent. of the existing issued share capital of Gallaher).

3.2
The Gallaher Directors had outstanding the following interests in options over Gallaher Shares under the terms of the Gallaher Share Schemes as at 17 January 2007 (the last practicable date prior to the publication of this document):

Director	Date of grant	Number of Gallaher Shares	Exercise Price (pence)	Exercise period
Neil England	6 Mar 2006	25,267	nil	06.03.06–05.03.13
Nigel Northridge	6 Oct 2003	3,577	443	01.12.08–31.05.09
Nigel Dunlop	6 Oct 2003	3,577	443	01.12.08–31.05.09
Neil England	9 Oct 2006	1,308	722	01.12.09–31.05.10
Stewart Hainsworth	7 Oct 2005	2,511	681	01.12.12–31.05.13
Mark Rolfe	6 Oct 2003	3,786	443	01.12.10–31.05.11

    The options and awards referred to above were granted for no monetary consideration.

    The Gallaher Directors had outstanding the following awards over Gallaher Shares under the Performance Share Plan and the Deferred Bonus Plan as at 17 January 2007 (the last practicable date prior to the publication of this document):

Name	Maximum potential number of Gallaher Shares
Nigel Northridge	505,969
Nigel Dunlop	214,437
Neil England	258,673
Stewart Hainsworth	197,251
Mark Rolfe	289,993

    Assuming the Effective Date is 18 April 2007 and assuming that all of the performance targets to which the awards are subject are met, the awards will vest immediately prior to the Effective Date, subject to the application of time pro-rating. The maximum additional cash amounts which may be payable by JTI (UK) to each Gallaher Director under the Implementation Agreement as a consequence of any Gallaher Shares not vesting as a result of the application of time pro-rating to the awards under the Performance Share Plan are as follows:

Name
Nigel Northridge	£836,966
Nigel Dunlop	£408,291
Neil England	£464,379
Stewart Hainsworth	£464,379
Mark Rolfe	£509,307
3.3
As at 17 January 2007 (the last practicable date prior to the publication of this document) the following persons falling within the categories specified in paragraphs (a), (b) and (d) of the definition of "associate" in paragraph 5.8(i) below in relation to Gallaher (but excluding exempt market-makers) owned or controlled the following Gallaher Shares:

Name	Number of Gallaher Shares
Gallaher Group Plc Employee Benefit Trust	1,771,587
Gallaher FRANCE Actionnariat	28,528
Allianz AG	5,265,013
Name	Number of Gallaher ADSs
Goldman, Sachs & Co. as Discretionary Manager	500
3.4
As at 17 January 2007 (the last practicable date prior to the publication of this document), the interests in Gallaher Shares of JTI (UK) and persons acting, or deemed to be acting, in concert with JTI (UK) were as follows:

Name	Number of Gallaher Shares
JTI (UK)	9,630,000
Chuo Mitsui Trust & Banking Co.	592,466
Mitsui Asset Trust Co.	11,100

4.         Dealings in Gallaher Shares

4.1
The following dealings for value in Gallaher Shares by Gallaher Directors have taken place during the Offer Period:

Name	Date	Nature of transaction	Number of Gallaher Shares	Price per Gallaher Share (pence)
Nigel Northridge	22.12.06	Acquisition of shares under Gallaher Employee Share Purchase Plan	11	1,155
Nigel Dunlop	22.12.06	Acquisition of shares under Gallaher Employee Share Purchase Plan	11	1,155
Neil England	22.12.06	Acquisition of shares under Gallaher Employee Share Purchase Plan	10	1,155
Neil England	12.01.07	Exercise of option under 2003 Gallaher Savings-Related Share Option Scheme upon maturity	2,082	443
Mark Rolfe	22.12.06	Acquisition of shares under Gallaher Employee Share Purchase Plan	11	1,155

    For details of options or awards over Gallaher Shares that have been granted to Gallaher Directors during the Disclosure Period, in each case under the rules of the Gallaher Share Schemes, please refer to paragraph 3.2 above.

4.2
The following dealings for value in Gallaher Shares by persons falling within the categories referred to in paragraph 3.3 above have taken place during the Offer Period:

Name	Date	Nature of transaction	Number of Gallaher Shares	Price per Gallaher Share (pence)
Gallaher FRANCE Actionnariat	18.12.06	Sale	2,699	1,155
				Price per Gallaher Share (US$)
Name		Nature of transaction	Number of Gallaher ADSs
	Date			High	Low
Goldman, Sachs & Co.	06.12.06	Purchase	11,200	91.02	76.92
		Sale	2,500	91.09	77.35
	07.12.06	Purchase	1,200	94.42	94.42
		Sale	11,100	94.42	85.26
	12.12.06	Purchase	1,200	90.70	90.70

    Aggregation has been carried out in respect of the dealings by Goldman, Sachs & Co. in accordance with Note 2 of Rule 24.3 of the City Code. All purchases and sales are aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full listing of all dealings by Goldman, Sachs & Co. is made available for inspection at the offices of Goldman Sachs, Peterborough Court, 133 Fleet Street, London EC4A 2BB.

4.3
Save as disclosed below, there have been no dealings for value in Gallaher Shares by JTI (UK) during the Disclosure Period:

Date	Nature of transaction	Number of Gallaher Shares	Price per Gallaher Share (pence)
15 January 2007	Purchase	3,100,000	1,131.7
16 January 2007	Purchase	3,230,000	1,137.8
17 January 2007	Purchase	3,300,000	1,138.1
4.4
Save as disclosed below, there have been no dealings for value in Gallaher Shares by persons acting in concert with JTI (UK) during the Disclosure Period:

					Price per Gallaher Share (pence)
	Date
Name			Nature of transaction	Number of Gallaher Shares
	From	To			High	Low
Merrill Lynch International	06.12.05	05.03.06	Purchase	2,789,541	915	846
			Sale	2,811,558	914	844
	06.03.06	05.06.06	Purchase	3,021,418	911	820
			Sale	4,200,004	921	815
	06.06.06	05.09.06	Purchase	2,514,480	914	805
			Sale	2,194,796	911	805
	06.09.06	05.10.06	Purchase	959,086	903	855
			Sale	885,510	905	853
	06.10.06	05.11.06	Purchase	730,551	926	854
			Sale	1,362,212	907	854
	06.11.06	05.12.06	Purchase	1,061,728	987	906
			Sale	723,273	985	907
	06.12.06	17.01.07	Purchase	1,035,465	1,200	979
			Sale	576,091	1,205	971
Name	Date	Nature of transaction	Number of Gallaher Shares	Price per Gallaher Share (US$)
Merrill Lynch, Pierce, Fenner & Smith, Inc.	12.07.06	Purchase	84,459	15.99
	12.07.06	Sale	84,459	15.88
					Price per Gallaher ADS (US$)
	Date
Name			Nature of transaction	Number of Gallaher ADSs
	From	To			High	Low
Merrill Lynch, Pierce, Fenner & Smith, Inc.	06.03.06	05.06.06	Purchase	1,400	62.15	59.57
			Sale	2,548	63.19	59.58
	06.06.06	05.09.06	Purchase	100	59.88	59.88
			Sale	1,400	61.06	58.92
	06.09.06	05.10.06	Sale	1,200	65.18	64.59
	06.10.06	05.11.06	Purchase	38,500	66.90	64.08
			Sale	37,400	66.13	63.45
	06.12.06	17.01.07	Purchase	6,800	93.27	89.93
			Sale	6,800	89.95	89.78

    Aggregation has been carried out in respect of the dealings by Merrill Lynch and Merrill Lynch, Pierce, Fenner and Smith Inc. in accordance with Note 2 of Rule 24.3 of the City Code. All purchases and sales are aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full listing of all dealings by Merrill Lynch and Merrill Lynch, Pierce, Fenner and Smith Inc. is made available for inspection at the offices of Merrill Lynch, 2 King Edward Street, London EC1A 1HQ.

5.         Shareholdings and dealings – general

5.1
Save as disclosed in paragraphs 3 and 4 above, neither JT nor any of its subsidiaries, nor any of the JT Directors or JTI (UK) Directors, nor any member of their respective immediate families, nor any other person acting in concert with JT owns, controls or is interested in, directly or indirectly, any relevant securities of Gallaher, nor has any such person dealt for value in any relevant securities of Gallaher during the Disclosure Period.

5.2
Save as disclosed in paragraphs 3 and 4 above, (i) neither Gallaher nor any of its subsidiaries or persons falling within the categories specified in paragraphs (a), (b) and (d) of the definition of "associate" in paragraph 5.8(i) below, nor any of the Gallaher Directors, nor any member of their immediate families owns, controls or is interested in, directly or indirectly, any relevant securities of Gallaher, nor has any such person dealt for value in any relevant securities of Gallaher since the start of the Offer Period and no bank, stockbroker, financial or other professional adviser of Gallaher (other than an exempt market-maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser nor any pension fund or any employee benefit trust of Gallaher or any of its subsidiaries nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Gallaher owns, controls or is interested in, directly or indirectly, any relevant securities of Gallaher nor has any such person dealt for value therein since the start of the Offer Period and (ii) neither Gallaher nor any of the Gallaher Directors, nor any member of their immediate families owns, controls or is interested in, directly or indirectly, any relevant securities of JT nor has any such person dealt for value in any relevant securities of JT since the start of the Offer Period.

5.3
Save as disclosed herein, neither JT nor any person acting in concert with it has borrowed or lent any relevant securities of Gallaher, save for any borrowed shares which have been either on-lent or sold.

5.4
Save as disclosed herein, none of (i) JT or any person acting in concert with JT, or (ii) Gallaher or any associate of Gallaher, has any arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code in relation to relevant securities of Gallaher. For the purposes of this Part Seven of the document, "arrangement" includes an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

5.5
Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between JT or any person acting in concert with it and any of the Gallaher Directors or the recent directors, shareholders or recent shareholders of Gallaher or any person interested or recently interested in Gallaher Shares having any connection with or dependence upon the Offer.

5.6
There is no agreement, arrangement or understanding whereby the beneficial ownership of any Gallaher Shares to be acquired by JTI (UK) pursuant to the Scheme will be transferred to any other person, save that JTI (UK) reserves the right to transfer any such shares to any other member of the JT Group.

5.7
No relevant securities of Gallaher have been redeemed or purchased by Gallaher during the Disclosure Period.

5.8
References in this paragraph 5 to:

(i)
an "associate" are to:

(a)
subsidiaries and associated companies of Gallaher and companies of which any such subsidiaries or associated companies are associated companies (each a "relevant company"). (For this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is the test of associated company status);

(b)
a connected adviser and persons controlling, controlled by or under the same control as a connected advisor;

(c)
the Gallaher Directors and the directors of any relevant company (together in each case with their close relatives and related trusts); and

(d)
the pension funds or employee share trust of Gallaher, or any relevant company,

      all of which are presumed to be acting in concert with Gallaher in relation to the Offer for the purposes of Rule 24.2(d)(iii) of the City Code;

  (ii)
  a "bank", do not apply to a bank whose sole relationship with Gallaher, or a company covered in (i) above, is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

  (iii)
  a "connected adviser" means, in relation to any person, the organisation which is advising that person in relation to the Offer, and includes the corporate broker to Gallaher;

  (iv)
  "control" means an interest, or interests in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests gives de facto control;

  (v)
  "relevant securities of Gallaher" means Gallaher Shares and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, Gallaher Shares; and

  (vi)
  "relevant securities of JT" means the shares of JT and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, any shares of JT.

6.         Gallaher Directors' service contracts and letters of appointment

6.1
The details of the service contracts of the executive directors of Gallaher are set out below:

Name	Date of agreement	Notice period (from director or company)	Period to retirement/unexpired term	Base annual salary (2007)	2006 maximum potential annual bonus entitlement
Nigel Northridge	27 April 2004	One year	9 years	£800,001	£755,001
Nigel Dunlop	27 April 2004	One year	9 years and 9 months	£425,001	£318,750
Neil England	27 April 2004	One year	7 years and 4 months	£450,000	£357,000
Stewart Hainsworth	1 October 2006	One year	22 years and 1 month	£450,000	£357,000
Mark Rolfe	27 April 2004	One year	11 years and 10 months	£490,002	£391,002
6.2
Further details of the service contracts of the relevant Gallaher Directors are set out below:

    Under each executive service contract the relevant Gallaher Director receives a company car (or payment in lieu), reimbursement for all reasonable expenses incurred, 25 working days holiday per annum, an entitlement to participate in the non-contributory Gallaher 'M' Pension Scheme (the " 'M' Scheme"), private health insurance and the right to participate in any applicable bonus scheme in operation.

    There is an annual cash bonus scheme for executive directors dependent upon the achievement of profit before tax targets set by the Remuneration Committee at the beginning of the year and other factors which the Remuneration Committee takes into consideration. Under the Senior Executive Bonus Plan 2006, the Chief Executive could be awarded up to 100 per cent., and the other Gallaher Directors could be awarded up to 85 per cent., of their base salary for 2006 as bonus (see above for maximum potential bonus entitlement for each executive director). The executive directors also participate in Gallaher's long term incentive plans, comprising a deferred bonus plan and a performance share plan, under which awards of shares can be made dependent upon the successful fulfilment of performance criteria as determined by the Remuneration Committee.

    Under the 'M' Scheme, Nigel Northridge, Nigel Dunlop and Mark Rolfe are entitled to an annual pension on retirement at age 60. These pensions are based on a percentage of final pensionable pay. The percentages applicable to Nigel Northridge and Nigel Dunlop are 58.51 per cent. and 56.43 per cent. respectively. The percentage applicable to Mark Rolfe is 66.67 per cent. but in his case the percentage is pro-rated if he leaves Gallaher before age 60. In all cases, the pensions may normally be drawn from age 55 with no or minimal reduction for early payment.

    Neil England is also entitled to a pension under the 'M' Scheme. This accrues at an annual rate of 1/60th of base salary up to an earnings cap, which is currently £108,600 per annum. The pension is payable from age 60 but may normally be drawn from age 55 with no reduction for early payment. In addition, Neil England is entitled to additional benefits through an unfunded pension arrangement to which Gallaher makes notional contributions of 35 per cent. of that part of his base salary which is not pensioned through the 'M' Scheme because of the earnings cap.

    Stewart Hainsworth is not currently a member of the 'M' Scheme. His employment contract entitles him to a cash alternative of 34 per cent. of base salary.

6.3
Apart from as disclosed in this paragraph in respect of Stewart Hainsworth and in paragraph 6.4 in respect of Brian Larcombe, no director's service contracts or letters of appointment have been entered into or amended within six months of the date of this document.

    Stewart Hainsworth was previously employed by both Gallaher Limited and Gallaher Switzerland SA under two service contracts dated 1 October 2004 and 18 February 2006 respectively. The notice period under both contracts by either party was one year and both would automatically terminate on 1 March 2029. A base annual salary of £420,000 was payable under the contract with Gallaher Switzerland SA, £90,000 of which was attributable to the performance of services under the contract with Gallaher Limited. The contract with Gallaher Switzerland SA provided for a company car (or payment in lieu), reimbursement for all reasonable expenses incurred, 25 working days holiday per annum, an entitlement to participate in the Gallaher Switzerland Pension Scheme, private health insurance and the right to participate in any bonus scheme in operation. Stewart Hainsworth's employment under these contracts has now ceased and his employment is instead governed solely by the agreement dated 1 October 2006 between Gallaher Limited and himself.

    On 14 December 2006 the Remuneration Committee reviewed salaries and, in accordance with usual practice, approved the adjustments set out below:

Name	Basic salary during 2006	Basic salary as from 1 January 2007
Nigel Northridge	£755,001	£800,001
Nigel Dunlop	£375,000	£425,001
Neil England	£420,000	£450,000
Stewart Hainsworth	£420,000	£450,000
Mark Rolfe	£460,002	£490,002
6.4
Details of the letters of appointment of the non-executive Gallaher Directors are set out below:

Name	Date of current agreement	Notice period (from director or company)	Unexpired term	Annual fees (current)
John Gildersleeve	8 September 2003	3 months	49 days	£310,002
Sir Graham Hearne	23 February 2006*	3 months	2 years and 3 months	£105,000
Ronnie Bell	8 March 2004	3 months	48 days	£65,001
Alison Carnwath	15 December 2005*	3 months	2 years	£65,001
Richard Delbridge	4 January 2005*	3 months	1 year	£75,000
James Hogan	3 March 2005	3 months	1 year and 3 months	£65,001
Brian Larcombe	23 October 2006	3 months	2 years and 11 months	£65,001

*	In these cases, the appointment was for an initial term of three years and has since been extended for a second three-year period.
6.5
Save as disclosed above there are no service contracts or letters of appointment between any Gallaher Director or proposed Gallaher Director and any member of the Gallaher Group.

6.6
Save as set out in this document, the effect of the Scheme on the interests of the Gallaher Directors does not differ from its effect on the like interests of any other person.

7.         Market quotations

The following table shows the closing middle market prices for Gallaher Shares as derived from the Official List and for Gallaher ADSs as reported on the New York Stock Exchange (i) for the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 6 December 2006 (being the last Business Day prior to the commencement of the Offer Period) and (iii) for 17 January 2007 (the last practicable date prior to the publication of this document):
Date	Gallaher Share price (pence)	Gallaher ADS price (US$)
17 January 2007	1,139.0	89.33
3 January 2007	1,145.0	89.18
6 December 2006	979.0	91.65
1 December 2006	943.5	74.63
1 November 2006	899.0	68.15
2 October 2006	868.0	65.48
1 September 2006	911.5	69.61
1 August 2006	895.0	67.25
3 July 2006	840.5	62.10

8.         Further information on JT

8.1
JT was incorporated on 1 April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law and its registered office is at 2-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan.

8.2
As at 17 January 2007 (the last practicable date prior to the publication of this document), the number of JT shares authorised to be in issue was 40,000,000, of which 10,000,000 were in issue.

9.         Further information on JTI (UK)

9.1
JTI (UK) was incorporated in England and Wales on 3 November 2006 with registered number 5988283 and its registered office is at 20-22 Bedford Row, London WC1R 4JS.

9.2
As at 17 January 2007 (the last practicable date prior to the publication of this document), JTI (UK) had an authorised share capital in the amount of £20,000,000,000, divided into 20,000,000,000 ordinary shares of £1 each.

9.3
As at the date of this document, all of the shares and voting rights in JTI (UK) were held by JT.

10.       Further information on how the Offer is to be financed

10.1
JT entered into the Credit Agreement on 14 December 2006 between JT as original borrower and guarantor, JTI (UK) as original borrower, Merrill Lynch Japan Securities Co., Ltd and Merrill Lynch International as mandated lead arrangers and bookrunners (the "Mandated Lead Arrangers") and Merrill Lynch Japan Finance Co., Ltd and Merrill Lynch Capital Corporation as the original lenders (the "Original Lenders") and Merrill Lynch Japan Securities Co., Ltd as the facility agent (the "Facility Agent").

10.2
Pursuant to the Credit Agreement, the Lenders (as defined in the Credit Agreement) have agreed to make available the following credit facilities:

(a)
a sterling term credit facility ("Tranche A Facility"); and

(b)
a yen term credit facility ("Tranche B Facility") (together the "Facilities").

10.3
All amounts borrowed under the Facilities are to be used by JT towards, inter alia, funding the Offer including funding acquisition costs and refinancing certain existing financial indebtedness of the Gallaher Group (including certain indebtedness of Gallaher).

10.4
Subject to an option to extend the maturity, the Facilities are to be repaid on the date which falls 364 days after the date of the Credit Agreement (the "Signing Date").

10.5
If JT exercises its option to extend the maturity of the Facilities, the Facilities are to be repaid on the date which falls 180 days after the initial date on which the Facilities should have been repaid.

10.6
The Facilities bear interest which is an aggregate of the Applicable Margin, IBOR and the Mandatory Cost (as such terms are defined in the Credit Agreement). The Applicable Margin in relation to the Facilities shall not be lower than 0.250 per cent. per annum (or 0.225 per cent. if less than 50 per cent. of the Facilities are utilised) until the date on which JT's long term senior unsecured unsubordinated debt rating (pro forma for the acquisition) has been confirmed by either Standard & Poor's or Moody's and thereafter the Applicable Margin shall vary in accordance with a margin ratchet whereby the margin changes based on (i) the ratings from Standard & Poor's or Moody's from time to time given to the Facilities or if not so rated, the long term rating assigned to JT's senior unsecured unsubordinated debt obligations and (ii) the level of utilisation of the Facilities with the lowest Applicable Margin being 0.125 per cent. per annum and the highest Applicable Margin being 0.300 per cent. per annum.

10.7
The Credit Agreement provides for default interest of 1.0 per cent. per annum to apply if any Obligor (as defined in the Credit Agreement) fails to pay any amount payable by it under any Finance Document (as defined in the Credit Agreement) on the due date therefor.

10.8
Under the Credit Agreement, JT must pay commitment fees of 0.05 per cent. per annum calculated on the undrawn, uncancelled amount of each Lender's Commitment (as defined in the Credit Agreement).

10.9
JT must also pay certain other fees including an arrangement fee, an underwriting fee and an agency fee.

10.10
If JT exercises its option to extend the maturity of the Facilities, JT must pay an extension option fee of 0.025 per cent. of the amount extended.

10.11
The Credit Agreement contains representations and warranties and undertakings given by the Obligors. The undertakings also include obligations to meet a certain financial ratio.

10.12
The Credit Agreement also contains provisions which entitle the Lenders, inter alia, to cancel any unborrowed amount and to require repayment of all sums advanced (including interest, fees and expenses) under the Credit Agreement in certain circumstances, notably, for breaches of the undertakings and representations and warranties set out in the Credit Agreement.

10.13
During the Certain Funds Period (as defined in the Credit Agreement), however, no such action may be taken unless a Major Default (as defined in the Credit Agreement) has occurred and is continuing.

10.14
The Credit Agreement includes covenants that restrict JT from waiving or amending a condition of the Scheme, save:

(a)
to the extent that the Majority Lenders (as defined in the Credit Agreement) have agreed otherwise;

(b)
where such waivers and amendments:

(i)
would not be materially adverse to the interests of the Lenders; or

(ii)
are required by the Panel or the City Code;

10.15
If JTI (UK) becomes aware of an event which, if not waived, would entitle JTI (UK) to lapse the Offer the Majority Lenders may (if, in their opinion, they consider that the event could reasonably be expected to have a Material Adverse Effect) require JTI (UK) to request the Panel to confirm that it will not object to JTI(UK) lapsing the Offer. If the Panel grants such permission, then JTI (UK) shall lapse the Offer at the earliest opportunity unless otherwise agreed by the Facility Agent (acting on the instructions of the Majority Lenders).

11.       Implementation Agreement

JT and Gallaher entered into an Implementation Agreement on 15 December 2006 which sets out, amongst other things, various matters in relation to the implementation of the acquisition, an inducement fee, a non-solicitation undertaking and the conduct of Gallaher's business prior to the Effective Date or the lapse of the Offer (if the acquisition is alternatively structured by way of a takeover offer). In particular, the Implementation Agreement contains the principal provisions described below.

Undertakings to implement the Acquisition

JT and Gallaher have agreed that each of the parties shall use all reasonable endeavours to implement the Acquisition and each stage of the Acquisition in accordance with the indicative timetable including the preparation, publication and distribution of this document and such other circulars, forms, notices or announcements as are required by the City Code, the Panel, the Companies Act, the Listing Rules or, in the case of JT, any applicable laws or regulations in Japan or otherwise.

The obligations of Gallaher in respect of the implementation of the Acquisition by way of a scheme of arrangement, including the making of necessary applications to the Court, convening the requisite shareholder meetings and filing the relevant documents with the Court, cease to the extent that the Gallaher Directors (having regard to appropriate independent legal advice) reasonably consider that they would be in breach of their fiduciary duties in fulfilling such obligations or allowing the same to occur.

JT has also given certain undertakings in relation to antitrust clearances.

Inducement fee

Gallaher will be required to pay JTI (UK) an amount of £52.6 million (subject to any adjustments for value added tax) in circumstances where (i) an independent competing offer is announced for Gallaher before the Offer lapses or is withdrawn or is not made and that independent competing offer (or any other independent competing offer for Gallaher which is announced before the Offer or, if later, that independent competing offer lapses, is withdrawn or not made) subsequently becomes or is declared unconditional in all respects or otherwise completes or (ii) the Gallaher Board does not unanimously recommend the Offer or withdraws or adversely modifies for whatever reason its recommendation or agrees to recommend an independent competing offer.

Non-solicitation undertakings

Gallaher has agreed that it will not directly or indirectly:

(i)
solicit, initiate or otherwise seek to procure any independent competing offer;

(ii)
enter into or continue any discussions, negotiations, correspondence or arrangement relating to any independent competing offer (other than in accordance with obligations imposed under the terms of the City Code and/or save to the extent that the Gallaher Directors (having regard to appropriate independent legal advice) reasonably consider that they would be in breach of their fiduciary duties not to do so); or

(iii)
provide any information to any third party in connection with a possible independent competing offer, other than as required by Rule 20.2 of the City Code and/or in accordance with any other obligations imposed under the terms of the City Code and/or save to the extent that the Gallaher Directors (having regard to appropriate independent legal advice) reasonably consider that they would be in breach of their fiduciary duties not to do so.

Conduct pending completion of the Acquisition

Prior to the Scheme becoming effective (or if the Acquisition is alternatively structured by way of a takeover offer, the Offer becomes declared unconditional in all respects) Gallaher has undertaken to JT to carry on its businesses in the ordinary course and not without the consent of JT (such consent not to be unreasonably withheld or delayed) to undertake any material commitment or enter into any material contract or acquire or dispose of any material assets, liabilities or businesses otherwise than in the ordinary course of business or settle or institute any material legal, regulatory or arbitral proceedings, disputes or claims. An amount is deemed to be material for these purposes if it amounts to or exceeds £50 million in total.

There are further restrictions on the conduct of Gallaher including in respect of paying or declaring dividends (other than intra-group dividends), conduct which might reasonably be expected to result in the Panel giving its consent to the withdrawal of the Offer pursuant to Rule 13 of the City Code, amendments to the memorandum and articles of any member of the Gallaher Group without the prior written consent of JT, the repayment or acceleration of any indebtedness by any member of the Gallaher Group of any amount which is material in the context of the Gallaher Group taken as a whole and the amendment of any terms of indebtedness outstanding by any member of the Gallaher Group otherwise than in the usual course of carrying on its business without the prior written consent of JT.

Termination provisions

The Implementation Agreement may be terminated and all obligations of Gallaher and JT shall cease immediately (without prejudice to certain obligations including the payment of the inducement fee) as follows:

(i)
as agreed in writing between Gallaher and JT at any time prior to completion of the Acquisition;

(ii)
if the Scheme is not sanctioned by Court or approved by the shareholders of Gallaher at the Court Meeting or the EGM Resolution is not approved at the Extraordinary General Meeting; or

(iii)
upon service of a written notice by JT on Gallaher if the recommendation of the Gallaher Directors contained in the Press Announcement is withdrawn, qualified or modified adversely at any time prior to the Court's sanction of the Scheme;

(iv)
upon service of a written notice by Gallaher on JT if, in exercise of their fiduciary duties (having had regard to appropriate independent legal advice), the recommendation of the Gallaher Directors contained in the Press Announcement is withdrawn, qualified or modified adversely at any time prior to the Court's sanction of the Scheme;

(v)
upon service of a written notice by JT on Gallaher stating that any Condition which has not been waived, is (or becomes) incapable of satisfaction and that, notwithstanding it has the right to waive such condition, it will not do so, or if any Condition which is incapable of waiver is (or becomes) incapable of satisfaction and, in each case, it has obtained the consent of the Panel not to proceed with the Acquisition;

(vi)
by Gallaher or JT, upon service of a written notice to the other party if at any time prior to satisfaction of the Conditions a person not acting in concert with JT unconditionally acquires more than 50 per cent. of the issued share capital of Gallaher; or

(vii)
if the Effective Date has not occurred by 8 June 2007.

12.       Material contracts

12.1
Other than the Implementation Agreement (which is described in paragraph 11 above), there are no contracts, other than those entered into in the ordinary course of business, that have been entered into by a member of the Gallaher Group in the period beginning on 6 December 2004 (being the date two years prior to the commencement of the Offer Period) and ending on 17 January 2007 (the last practicable date prior to the publication of this document) and which are or may be material.

12.2
Other than the Credit Agreement and the Implementation Agreement (described in paragraphs 10 and 11 above), there are no contracts, other than those entered into in the ordinary course of business, that have been entered into by JT or JTI (UK) in the period beginning on 6 December 2004 (being the date two years prior to the commencement of the Offer Period) and ending on 17 January 2007 (the last practicable date prior to the publication of this document) and which are or may be material.

13.       Cash confirmation

Merrill Lynch has confirmed that it is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Scheme Shareholders under the terms of the Scheme.

14.       No material change

14.1
Save as disclosed in the unaudited interim results of Gallaher for the six months ended 30 June 2006, there has been no material change in the financial or trading position of Gallaher since 31 December 2005, being the date to which the latest published audited financial statements of Gallaher were drawn up.

14.2
There has been no material change in the financial or trading position of JT since 30 September 2006, being the date to which the latest published audited financial statements of JT were drawn up.

15.       Sources and bases of information

15.1
The value attributed to the existing issued share capital of Gallaher is based upon the 657,067,695 Gallaher Shares in issue as at the close of business on 17 January 2007, being the last practicable date prior to the date of this document.

15.2
The Total Shareholder Return of Gallaher has been calculated as the growth in value over a set period for a shareholder who invested £1 on the first day of the period and reinvested gross dividends received at the closing price applicable at the ex-dividend date throughout the period.

15.3
The closing middle market prices of Gallaher Shares referred to in this document are taken from the Official List.

15.4
Unless otherwise stated in this document, the financial information on JT is extracted from JT's Annual Report and Accounts for the year ended 31 March 2006 and from the announcement of JT's interim results for the half year ended 30 September 2006.

15.5
Unless otherwise stated, the financial information relating to Gallaher is extracted or derived without any adjustment from Gallaher's Annual Report and Financial Statements for the year ended 31 December 2005 and from the announcement of Gallaher's interim results for the six months ended 30 June 2006.

15.6
Unless otherwise stated in this document, an exchange rate of £1 = ¥237.02 has been used, being the exchange rate at 11:00 a.m. in London on 17 January 2007 and an exchange rate of £1 = US$1.9658 has been used, being the exchange rate at the same time.

15.7
The "enterprise value" of Gallaher is calculated by adding the Offer value of the existing ordinary issued share capital of Gallaher to the net indebtedness and minority interests of Gallaher as at 30 June 2006.

16.       Consents

Each of Dresdner Kleinwort, Greenhill, Goldman Sachs and Merrill Lynch has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it is included.

17.       Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any Business Day up to and including the Effective Date at the registered office of Gallaher (being Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU) and at the offices of Slaughter and May (being One Bunhill Row, London EC1Y 8YY):

(A)
the memorandum and articles of association of Gallaher;

(B)
the memorandum and articles of incorporation of JT;

(C)
the memorandum and articles of association of JTI (UK);

(D)
the Annual Report and Financial Statements of Gallaher for the years ended 31 December 2004 and 31 December 2005 and the announcement of Gallaher's unaudited interim results for the 6 months ended 30 June 2006;

(E)
the published audited consolidated accounts of JT for the years ended 31 March 2005 and 31 March 2006 and the audited financial statements of JT for the 6 months ended 30 September 2006;

(F)
copies of the service contracts and letters of appointment of the Gallaher Directors referred to in paragraph 6 above;

(G)
copies of the undertakings of the Gallaher Directors referred to in paragraph 3.1 above;

(H)
copies of the written consents referred to in paragraph 16 above;

(I)
a copy of the Implementation Agreement;

(J)
the rules of the Gallaher Share Schemes;

(K)
this document and the Forms of Proxy; and

(L)
a copy of the Credit Agreement.

PART EIGHT:    THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 253 of 2007

IN THE MATTER OF GALLAHER GROUP Plc
and
IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)
between
GALLAHER GROUP Plc
and
THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A)
In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Business Day"	a day, other than a Saturday or Sunday or public holiday or bank holiday, on which banks are generally open for business in the City of London
"Capital Reduction"	the proposed reduction of the share capital of Gallaher provided for by the Scheme, under section 137 of the Companies Act
"certificated" or "in certificated form"	a share which is not in uncertificated form (that is, not in CREST)
"Circular"	the document dated 19 January 2007 sent by the Company to the holders of Gallaher Shares and others of which this Scheme forms part
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Gallaher"	Gallaher Group Plc, a company incorporated in England and Wales with registered number 3299793
"Court"	the High Court of Justice in England and Wales
"Court Meeting"
the meeting of the Scheme Shareholders convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) (and any adjournment thereof), notice of which is set out in Part Ten of this document
"Court Order"	the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the Capital Reduction
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo"	CRESTCo Limited
"Effective Date"	the date on which this Scheme becomes effective in accordance with clause 5 of this Scheme
"Gallaher Shares"	ordinary shares of 10 pence each in the capital of Gallaher
"Hearing"	the hearing or hearings by the Court of the petition to sanction this Scheme, to confirm the Capital Reduction and to grant the Court Order
"holder"	a registered holder and includes any person(s) entitled by transmission
"JT"	Japan Tobacco Inc.
"JT Group"	JT and its subsidiary undertakings
"JTI (UK)"	JTI (UK) Management Ltd, a company incorporated under the laws of England and Wales with registered number 5988283 and whose registered office is at 20–22 Bedford Row, London WC1R 4JS
"members"	members of the Company on the register of members at any relevant date
"Order Date"	the date on which the Court makes the Court Order
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Gallaher and JTI (UK)
"Scheme Record Time"	6:00 p.m. (London time) on the day immediately prior to the Effective Date
"Scheme Shareholders"	the holders of Scheme Shares
"Scheme Shares"	Gallaher Shares:
(i) in issue at the date of the Circular;
(ii) (if any) issued after the date of the Circular and prior to the Voting Record Time; and

(iii) (if any) issued at or after the Voting Record Time and at or prior to 6:00 p.m. (London time) on the day before the Order Date either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme, but excluding any Gallaher Shares held by JT or JTI (UK)
"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Voting Record Time"
6:00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. (London time) on the second day before the day of such adjourned meeting

References to clauses are to clauses of this Scheme.

(B)
The authorised share capital of the Company at the date of this Scheme is £105,000,000 divided into 1,050,000,000 ordinary shares of 10 pence each, of which, as at the close of business on 17 January 2007, 657,067,695 have been issued and are credited as fully paid and the remainder are unissued.

(C)
As at the close of business on 17 January 2007, JT did not own any Gallaher Shares and JTI (UK) owned 9,630,000 Gallaher Shares.

(D)
JT has agreed to appear by counsel at the Hearing and to submit (on its own behalf and on behalf of JTI (UK)) to be bound by, and to undertake (on its own behalf and on behalf of JTI (UK)) to the Court to be bound by, this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or by JTI (UK) for the purpose of giving effect to this Scheme.

THE SCHEME

1.     Cancellation of the Scheme Shares

1.1
The capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2
Subject to, and forthwith upon, the said reduction of capital taking effect:

(A)
the authorised share capital of the Company shall be increased to its former amount by the creation of such number of Gallaher Shares as is equal to the number of Scheme Shares; and

(B)
the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be appropriated and applied in paying up in full at par the ordinary shares created pursuant to clause 1.2(A) of this Scheme, which shall be allotted and issued credited as fully paid to JTI (UK) and/or its nominees.

2.     Consideration for cancellation of the Scheme Shares

In consideration for the cancellation of the Scheme Shares and the allotment and issue of the Gallaher Shares as provided in clause 1 of this Scheme, JTI (UK) shall (subject as hereinafter provided) pay to or for the account of the Scheme Shareholders (as appearing in the register of members of the Company at the Scheme Record Time):

  for every Scheme Share                   1,140 pence in cash

3.     Payments

3.1
Not more than 14 days after the Effective Date, JTI (UK) shall, in the case of Scheme Shares which at the Scheme Record Time were in certificated form, dispatch, or procure the dispatch of, to the persons entitled thereto in accordance with the provisions of clause 3.2 of this Scheme, cheques for the sums payable to them respectively in accordance with clause 2 of this Scheme or, in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, ensure that a CREST payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST payment arrangements provided that JTI (UK) reserves the right to make payment of the said consideration by cheque as aforesaid if, for any reason, it wishes to do so.

3.2
All deliveries of cheques and certificates required to be made pursuant to this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither JTI (UK) nor the Company shall be responsible for any loss or delay in the transmission of cheques or certificates sent in accordance with this clause 3.2 which shall be sent at the risk of the person entitled thereto.

3.3
All cheques shall be made payable to the person to whom in accordance with the foregoing provisions of this clause 3 the envelope containing the same is addressed and the encashment of any such cheque shall be a complete discharge by JTI (UK) of the monies represented thereby. In respect of payments made through CREST, JTI (UK) shall ensure that an assured payment obligation is credited in accordance with the CREST assured payment arrangements. The creation of such an assured payment arrangement shall be a complete discharge of JTI (UK)'s obligations under this Scheme with reference to payments made through CREST.

3.4
The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law.

4.     Certificates and Cancellations

With effect from and including the Effective Date:

  (A)
  all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein; and

  (B)
  in respect of those holders of Scheme Shares holding Scheme Shares in uncertificated form, CRESTCo shall be instructed to cancel such holders' entitlements to such Scheme Shares.

5.     The Effective Date

5.1
This Scheme shall become effective in accordance with its terms as soon as an office copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and in the case of the reduction of capital when such office copy shall have been registered by him.

5.2
Unless this Scheme shall become effective on or before 8 June 2007 or such later date (if any) as JTI (UK) and the Company may agree and the Court may allow, this Scheme shall never become effective.

6.     Modification

JTI (UK) and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 19 January 2007

PART NINE:    DEFINITIONS

"Acquisition"	the proposed acquisition by JTI (UK) of Gallaher by means of the Offer
"ADS EGM Record Date"	16 January 2007
"ADS Voting Instruction Card"
the voting instruction card for use by registered holders of Gallaher ADSs to provide instructions to the Depositary as to how to vote the Gallaher Shares represented by their Gallaher ADSs in connection with the Court Meeting and the EGM
"Authorisations"	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals
"Board" or "Gallaher Board"	the board of directors of Gallaher
"Business Day"	a day, other than a Saturday or Sunday or public holiday or bank holiday, on which banks are generally open for normal business in the City of London
"Capita Registrars"	a trading name of Capita IRG Plc
"Capital Reduction"	the proposed reduction of the share capital of Gallaher provided for by the Scheme, under section 137 of the Companies Act
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST)
"CIS"	the Commonwealth of Independent States including Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Ukraine and Uzbekistan
"City Code"	the City Code on Takeovers and Mergers
"closing price"	the closing middle-market quotation of a Gallaher Share as derived from the Official List on any particular day
"Companies Act"	the Companies Act 1985, as amended
"Conditions"	the conditions to the implementation of the Scheme and the Offer, which are set out in Part Three of this document
"Court"	the High Court of Justice in England and Wales
"Court Meeting"
the meeting of the Scheme Shareholders convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) (and any adjournment thereof), notice of which is set out in Part Ten of this document
"Court Order"	the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the Capital Reduction
"Credit Agreement"
the credit agreement originally entered into on 14 December 2006 by JT with Merrill Lynch Japan Securities Co., Ltd and Merrill Lynch International as mandated lead arrangers, Merrill Lynch Japan Finance Co. and Merrill Lynch Capital Corporation as original lenders and Merrill Lynch Japan Securities Co., Ltd as facility agent, as the same may be amended and restated from time to time

"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the CREST Manual referred to in agreements entered into by CRESTCo
"Deposit Agreement"	the deposit agreement among the Depositary, Gallaher and owners and beneficial owners of Gallaher ADSs from time to time, dated as of 8 May 1997
"Depositary"	The Bank of New York, Shareholder Relations, P.O. Box 11313, New York, NY 10203-0313, United States of America, as depositary under the Deposit Agreement
"Disclosure Period"
the period commencing on 6 December 2005 (being the date 12 months prior to the commencement of the Offer Period) and ending on 17 January 2007 (the last practicable date prior to the publication of this document)
"Dresdner Kleinwort"	Dresdner Kleinwort Limited
"EBITDA"	earnings before interest, tax, depreciation and amortisation of goodwill
"EC Merger Regulation"	Council Regulation (EC) No.139/2004
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms pursuant to clause 5 of the Scheme
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Gallaher Shareholders convened by the notice set out in Part Eleven of this document, including any adjournment thereof
"EGM Resolution"	the special resolution to be considered at the EGM in connection with the Scheme which is set out in the notice in Part Eleven of this document
"Enlarged Group"	JT and its direct and indirect subsidiaries and subsidiary undertakings following the successful completion of the Acquisition
"European Commission"	the European Commission (formerly the Commission of the European Communities)
"Explanatory Statement"	this document and, in particular, Part Two of this document, which has been prepared in accordance with section 426 of the Companies Act
"Forms of Proxy"	the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the EGM which accompany this document, and "Form of Proxy" means either of them
"FSA"	the UK Financial Services Authority
"Gallaher"	Gallaher Group Plc, a company incorporated in England and Wales with registered number 3299793
"Gallaher ADS"	a Gallaher American Depositary Share evidenced by an American Depositary Receipt and representing four Gallaher Shares
"Gallaher ADS Holders"	the holders of Gallaher ADSs, from time to time

"Gallaher Directors"	the persons whose names are set out in paragraph 2.1 of Part Seven of this document or, where the context so requires, the directors of Gallaher from time to time
"Gallaher Employee Benefit Trust"	the Gallaher Group Plc Employee Benefit Trust established by a trust deed dated 25 February 1998
"Gallaher Group" or "Group"	Gallaher and its subsidiary undertakings
"Gallaher Shareholders"	the holders of the Gallaher Shares, from time to time
"Gallaher Shares"	ordinary shares of 10 pence each in the capital of Gallaher
"Gallaher Share Schemes"
the Gallaher Employee Share Purchase Plan, the Gallaher Savings-Related Share Option Scheme, the Gallaher Deferred Bonus Plan, the Gallaher Performance Share Plan, the Gallaher (Dublin) Limited Employees Share Ownership Plan and the Gallaher France Profit Sharing Plan
"Global Flagship Brands"	Mild Seven, Winston, Camel and Salem
"Goldman Sachs"	Goldman Sachs International
"Greenhill"	Greenhill & Co. International LLP
"Hearing"	the hearing or hearings by the Court of the petition to sanction the Scheme, to confirm the Capital Reduction and to grant the Court Order
"HMRC"	H.M. Revenue & Customs
"holder"	a registered holder and includes any person(s) entitled by transmission
"Implementation Agreement"	the implementation agreement entered into by JT and Gallaher on 15 December 2006
"Japan"	Japan, its cities, prefectures, territories and possessions
"JT"
Japan Tobacco Inc., a company incorporated under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law and its registered office is at 2-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan
"JT Directors"	the persons whose names are set out in paragraph 2.2 of Part Seven of this document
"JT Group"	JT and its subsidiary undertakings
"JT International"	JT International S.A. of 14, Chemin Rieu, CH-1211, Geneva 17, Switzerland
"JTI (UK)"	JTI (UK) Management Ltd, a company incorporated under the laws of England and Wales with registered number 5988283 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS
"JTI (UK) Directors"	the persons whose names are set out in paragraph 2.3 of Part Seven of this document
"Listing Rules"
the listing rules and regulations made by the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name, as amended

"London Stock Exchange"	London Stock Exchange plc or its successor
"Meetings"	the Court Meeting and the EGM, and "Meeting" means either of them
"Merrill Lynch"	Merrill Lynch International
"New Gallaher Shares"	the new ordinary shares of 10 pence each in the capital of Gallaher to be issued in accordance with clause 1.2(B) of the Scheme
"New York Stock Exchange"	the New York Stock Exchange, Inc.
"Offer"
the offer by JTI (UK) for the entire issued and to be issued ordinary share capital of Gallaher to be implemented by way of the Scheme and the other matters relevant thereto to be considered at the Court Meeting and the EGM or, in JTI (UK)'s absolute discretion, with the consent of the Panel, by way of a takeover offer
"Offer Period"	the period commencing on 6 December 2006 and ending on the Effective Date, or such other date as the Panel may decide
"Official List"	the official list of the UK Listing Authority
"Order Date"	the date on which the Court makes the Court Order
"Overseas Persons"	Gallaher Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the UK
"Panel"	the Panel on Takeovers and Mergers
"Press Announcement"	means the announcement made on 15 December 2006 by Gallaher and JT in relation to the Offer
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Registrars"	Capita Registrars
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"Regulatory Information Service"	any of the regulatory information services set out in Appendix 3 to the Listing Rules from time to time
"Remuneration Committee"	the remuneration committee of the Gallaher Board
"Scheme" or "Scheme of Arrangement"
the scheme of arrangement proposed to be made under section 425 of the Companies Act between Gallaher and the Scheme Shareholders, as set out in Part Eight of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Gallaher and JTI (UK)
"Scheme Document"
this circular dated 19 January 2007 addressed to Gallaher Shareholders and others containing, among other things, the terms and conditions of the Scheme, certain information about Gallaher, and JT, the notices convening the Meetings and an explanatory statement in compliance with section 426 of the Companies Act
"Scheme Record Time"	6:00 p.m. (London time) on the day immediately prior to the Effective Date
"Scheme Shareholders"	the holders of Scheme Shares, from time to time
"Scheme Shares"	Gallaher Shares (including those represented by Gallaher ADSs):

(i) in issue at the date of this document;
(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii) (if any) issued at or after the Voting Record Time and at or prior to 6:00 p.m. (London time) on the day before the Order Date either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme, but excluding any Gallaher Shares held by JT or JTI (UK)
"SEC"	the United States Securities and Exchange Commission
"Senior Management Team"	comprises the 39 existing participants in the Gallaher Performance Share Plan and the Gallaher Deferred Bonus Plan who are expected to be in employment with Gallaher at the Effective Date
"Substantial Interest"	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking
"Third Party"
any central bank, ministry, government, government department, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt the Panel
"Total Shareholder Return"	the total shareholder return generated by Gallaher calculated as described in paragraph 15.2 of Part Seven of this document
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles applied in the UK
"UK Listing Authority"	the FSA in its capacity as the competent authority under the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"US Person"	a "US person" as defined in Regulation S under the US Securities Act
"US Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"Voting Record Time"
6:00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. (London time) on the second day before the date of such adjourned meeting

"Wider Gallaher Group"
Gallaher and the subsidiaries and subsidiary undertakings of Gallaher and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Gallaher Group is interested or any undertaking in which Gallaher and such undertakings (aggregating their interests) have a Substantial Interest)
"Wider JT Group"
JT and the subsidiaries and subsidiary undertakings of JT and associated undertakings (including any joint venture, partnership, firm or company in which any member of the JT Group is interested or any undertaking in which JT and such undertakings (aggregating their interests) have a Substantial Interest)
"£" or "sterling"	pounds sterling, or the lawful currency of the UK from time to time
"¥" or "yen"	Japanese yen, or the lawful currency of Japan from time to time
"€" or "Euro"	Euro, or the European common currency adopted by certain members of the European Union
"$" or "US dollars"	United States dollars, or the lawful currency of the United States from time to time

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act) and, when used in this document, "global" rankings of tobacco companies exclude The China National Tobacco Corporation.

PART TEN:    NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 253 of 2007

IN THE MATTER OF GALLAHER GROUP Plc

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 18 made in the above matters, the Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between Gallaher Group Plc (the "Company") and the Scheme Shareholders (as defined in such Scheme of Arrangement) and that such meeting will be held at Salters' Hall, 4 Fore Street, London EC2Y 5DE on Friday 9 March 2007 at 10:00 a.m. at which place and time all such holders of Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company.

A blue Form of Proxy for use at the meeting is enclosed with this notice. Completion and return of a Form of Proxy, or the appointment of a proxy electronically in accordance with the procedures referred to below, will not preclude a holder of Scheme Shares from attending and voting in person at the meeting, or at any adjournment thereof.

Proxy appointment and instructions may also be registered electronically via the "share portal" service by logging on to Gallaher's Registrars' website (www.capitaregistrars.com), where full details of the procedure are given. Shareholders with Scheme Shares held through CREST may also appoint a proxy using CREST by following the instructions set out in note 7 of the EGM notice contained in Part Eleven of the document of which this notice forms part.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that blue forms appointing proxies be lodged with Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the Chairman of the meeting or the Registrars before the start of the meeting and will still be valid. In order to be valid, the appointment of a proxy electronically in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on the day which is two days immediately before the meeting or any adjourned meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded.

By the said order, the Court has appointed John Gildersleeve or, failing him, Sir Graham Hearne or, failing him, Nigel Northridge to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

SLAUGHTER AND MAY
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company Dated 19 January 2007

PART ELEVEN:    NOTICE OF EXTRAORDINARY GENERAL MEETING

GALLAHER GROUP Plc

Notice is hereby given that an Extraordinary General Meeting of Gallaher Group Plc (the "Company") will be held at Salters' Hall, 4 Fore Street, London EC2Y 5DE on Friday 9 March 2007 at 10:15 a.m. (or as soon thereafter as the Court Meeting (as defined in the Scheme as referred to and defined in the resolution set out below) convened for 10:00 a.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

For the purpose of giving effect to the Scheme of Arrangement dated 19 January 2007 (the "Scheme") in its original form or with or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Offer to Gallaher Shareholders) approved or imposed by the Court:

(A)
the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(B)
the share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme);

(C)
forthwith and contingently on such reduction of capital taking effect (and notwithstanding anything to the contrary in the articles of association of the Company):

(i)
the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 10 pence each as shall be equal to the number of Scheme Shares cancelled at sub-paragraph (B) above;

(ii)
the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par the new ordinary shares of 10 pence each referred to in sub-paragraph (i) above, such new ordinary shares to be allotted and issued, credited as fully paid up, to JTI (UK) Management Ltd ("JTI (UK)") and/or its nominee(s) in accordance with the Scheme; and

(iii)
the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (i) above, provided that (a) this authority shall expire on the fifth anniversary of this resolution, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £105,000,000 and (c) this authority shall be without prejudice and in addition to any other authority under the said section 80 previously granted before the date on which this resolution is passed;

(D)
with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 147:

  "147 Scheme of Arrangement

  (i)
  In this article, references to the "Scheme" are to the Scheme of Arrangement between the Company and the Scheme Shareholders (as defined in the Scheme) dated 19 January 2007 as it may be modified or amended (including, without limitation, any modification, addition or condition approved or imposed by the Court) under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this article. References to "Spouse" include a civil partner under the UK Civil Partnership Act 2004.

  (ii)
  If the Company issues any shares (other than to JTI (UK)) or its nominee(s)) on or after the date of the adoption of this article and on or prior to 6:00 p.m. on the day before the Order Date (as defined in the Scheme) such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the holder or holders of such shares shall be bound by the Scheme accordingly.

  (iii)
  Subject to the Scheme becoming effective, if any shares are issued, or transferred pursuant to paragraph (iv) below, to any person (a "New Member") (other than under the Scheme or to JTI (UK) or its nominee(s)) after 6:00 p.m. on the day before the Order Date, such shares (the "Post-Scheme Shares") will (subject to paragraph (iv) below) be immediately transferred to JTI (UK) or as it or Japan Tobacco Inc. may direct (the "Purchaser") in consideration of, and conditional on, the payment by the Purchaser to the New Member of such amount of cash consideration as would have been issued pursuant to the Scheme for each such share as if it were a Scheme Share.

  (iv)
  Any New Member may, prior to the issue of Post-Scheme Shares to him or her pursuant to the exercise of an option under one of the Company's employee share schemes, give no less than two business days' written notice to the Company of his or her intention to transfer some or all of such Post-Scheme Shares to his or her Spouse and may, if such notice has been validly given, on such Post-Scheme Shares being issued to him or her immediately transfer to his or her Spouse any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred from that Spouse to the Purchaser pursuant to paragraph (iii) above as if the Spouse were a New Member.

  (v)
  On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per share to be paid under paragraph (iii) of this article shall be adjusted by the directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this article to shares shall, following such adjustment, be construed accordingly.

  (vi)
  To give effect to any transfer required by this article 147, the Company may appoint any person as attorney for the New Member to transfer the Post-Scheme Shares to the Purchaser and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by the Purchaser. The attorney shall execute and deliver as transferor a form of transfer or instructions of transfer in respect of the Post-Scheme Shares on behalf of the New Member (or any subsequent holder) in favour of the Purchaser and the Company may give a good receipt for the purchase price of the Post-Scheme Shares and may register the Purchaser as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares."

By Order of the Board
T. S. Keevil
Company Secretary

19 January 2007

Registered Office:
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
Registered in England and
Wales No. 3299793

Notes:

1.
Only holders of ordinary shares of 10 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company. Gallaher ADS Holders may attend this meeting but may not vote at it.

2.
Completion and return of a form of proxy will not preclude a shareholder from attending the meeting and voting there in person.

3.
A white form of proxy is enclosed for use at this meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10:15 a.m. on Wednesday 7 March 2007. Forms of proxy returned by fax will not be accepted.

  A holder of Gallaher ADSs should complete the ADS Voting Instruction Card in relation to the voting rights attached to the Gallaher Shares represented by his or her Gallaher ADSs and return it in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by The Bank of New York, P.O. Box 11313, New York, NY 10203-0313, United States of America by 5:00 p.m. (New York time) on 2 March 2007. Those who hold their Gallaher ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their Gallaher ADSs if they wish to provide voting instructions.

4.
Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on Wednesday 7 March 2007. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.
In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

6.
Shareholders who prefer to register the appointment of their proxy electronically can do so through Capita Registrars' "share portal" service via their website (www.capitaregistrars.com) where full instructions on the procedure are given.

7.
Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

  In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Capita Registrars by no later than 10:15 a.m. on Wednesday 7 March 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

  CREST members and, where applicable, their CREST sponsor or voting service provider, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

  The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.
Voting on all resolutions at this meeting will be conducted on a poll rather than a show of hands. The Company will use the Capita Registrars' electronic voting system at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC (REGISTRANT)
By:	/s/ JACKY STOCKMAN Jacky Stockman Programme Manager, Investor Relations

Date: January 22, 2007

Merrill Corporation Ltd, London
07LON1027

QuickLinks

TO VOTE ON THE PROPOSALS IF YOU ARE A HOLDER OF ORDINARY SHARES
IMPORTANT NOTICE
NOTICE TO US INVESTORS IN GALLAHER
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEALING DISCLOSURE REQUIREMENTS
TABLE OF CONTENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
ACTION TO BE TAKEN
PART ONE: LETTER FROM THE CHAIRMAN OF GALLAHER
RECOMMENDED CASH OFFER BY JTI (UK) FOR GALLAHER
PART TWO: EXPLANATORY STATEMENT
RECOMMENDED CASH OFFER BY JTI (UK) FOR GALLAHER
PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER
PART FOUR: FINANCIAL INFORMATION ON THE GALLAHER GROUP
GALLAHER GROUP Plc CONSOLIDATED INCOME STATEMENT YEAR ENDED 31 DECEMBER 2005
GALLAHER GROUP Plc CONSOLIDATED CASH FLOW STATEMENT YEAR ENDED 31 DECEMBER 2005
GALLAHER GROUP Plc CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE YEAR ENDED 31 DECEMBER 2005
GALLAHER GROUP Plc NOTES TO THE FINANCIAL STATEMENTS
GALLAHER GROUP Plc CONSOLIDATED INCOME STATEMENT SIX MONTHS ENDED 30 JUNE 2006
GALLAHER GROUP Plc CONSOLIDATED CASH FLOW STATEMENT SIX MONTHS ENDED 30 JUNE 2006
GALLAHER GROUP Plc CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE SIX MONTHS ENDED 30 JUNE 2006
GALLAHER GROUP Plc NOTES TO THE INTERIM STATEMENTS
PART FIVE: INFORMATION FOR GALLAHER ADS HOLDERS
PART SIX: UNITED KINGDOM AND US TAXATION
PART SEVEN: ADDITIONAL INFORMATION
PART EIGHT: THE SCHEME OF ARRANGEMENT
IN THE MATTER OF GALLAHER GROUP Plc and IN THE MATTER OF THE COMPANIES ACT 1985
SCHEME OF ARRANGEMENT (under section 425 of the Companies Act 1985) between GALLAHER GROUP Plc and THE HOLDERS OF THE SCHEME SHARES (as hereinafter defined)
PART NINE: DEFINITIONS
PART TEN: NOTICE OF COURT MEETING
IN THE MATTER OF GALLAHER GROUP Plc and IN THE MATTER OF THE COMPANIES ACT 1985
PART ELEVEN: NOTICE OF EXTRAORDINARY GENERAL MEETING
GALLAHER GROUP Plc
SIGNATURES